
13001343



WILLIAMS-SONOMA, INC.

2012 ANNUAL REPORT

ANNUAL MEETING OF STOCKHOLDERS
May 30, 2013



LETTERS TO STOCKHOLDERS

WILLIAMS-SONOMA, INC.

2012 ANNUAL REPORT

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To Our Stockholders,

2012 was another year of record performance for our company. Net revenues increased 9% and exceeded $4 billion for the first time in our history. Diluted earnings per share grew 14% to $2.54. These very pleasing results confirm the strength of our company's strategies and our brands—Pottery Barn, Williams-Sonoma, Pottery Barn Kids, West Elm, PBteen, Rejuvenation, and Mark and Graham—as well as the quality of our associates and executive leadership. Particularly pleasing was that 46% of our revenues were transacted with our customers through the internet and our catalogs.

As we continue to focus on our long-term initiatives, global expansion offers us exciting growth prospects. Our global vision is to serve our customers with the same high-quality products and superior service that we do domestically. In May 2013, we will enter the Australian market with our first company-owned stores and e-commerce sites outside of North America. In addition, our franchise business continues to grow and, in 2012, 10 additional stores opened in the Middle East, for a total of 23 stores across our brands.

In 2012, we also launched three new businesses. Mark and Graham is our newest brand, specializing in personalized products and gifts. West Elm Market is an extension of our West Elm brand, focusing on functional design, local production, entrepreneurship, and community connections. Agrarian, a category extension of our Williams-Sonoma brand, provides homemade and homegrown gardening essentials. Through 2013 and beyond, we will continue to drive strategies that strengthen our brands while identifying new business opportunities.

Our strong earnings performance enabled us to end the year with $425 million in cash after returning $243 million to our stockholders through stock repurchases and dividends. We remain confident in the cash-generating power of our multi-channel, multi-brand operating model and the strength of the company's balance sheet. We are committed to returning excess cash to our stockholders. As we recently announced, we have increased our quarterly cash dividend by 41% for fiscal 2013, and we have authorized a new three-year $750 million stock repurchase program.

We are most grateful to all our stockholders for your ongoing confidence in our company. On your behalf, I would also like to thank my fellow Board members for their continued support and guidance. I also thank our customers, vendors and other business partners for their support. I particularly wish to propose a vote of deep appreciation to our President and Chief Executive Officer, Laura Alber, her executive team, and all of our associates for their dedicated efforts this past year. Without them, none of this would have been possible.

We look forward to continued success in 2013.

Adrian D.P. Bellamy
Chairman of the Board of Directors



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Dear Fellow Stockholders,


Stockholders' Letters

In an increasingly complex world, we believe our success rests on a singular focus—our customers. Our customers love their homes, and everything we do revolves around our mission to enhance our customers' lives at home. By focusing on the customer, our brands—Pottery Barn, Williams-Sonoma, Pottery Barn Kids, West Elm, PBteen, Rejuvenation, and Mark and Graham—grow stronger every year. Our brands may serve a variety of demographics and lifestyles, but they are united by a common commitment to quality and service. Year after year, consumers say that their homes say more about them than anything else. Decorating, entertaining and cooking are high-touch activities, and our multi-channel, high-service model allows our customers to shop any channel any time.

Over the last three decades, we have built a strong direct-to-customer infrastructure and a high-service, inspiring retail experience. Our delivery platform capitalizes on economies of scale, and each brand in our company benefits from the scale of the entire company. The success of our core brands, coupled with our entrepreneurial mindset, has allowed us to invest in new businesses and global expansion while delivering record results.

We are proud of our fiscal 2012 results. For the year, we had record net revenues, which exceeded $4 billion, with comparable brand revenues increasing 6%. Diluted earnings per share grew 14% to $2.54. These strong earnings allowed us to end the year with $425 million in cash after returning $243 million to our stockholders through stock repurchases and dividends.

These results were driven by:

- Our **multi-channel operating model**, with 46% of our revenue coming from our direct-to-customer channel, of which the vast majority is through our e-commerce websites;
- Our **strong brands**, with the ability to address the design and entertaining needs of a multitude of demographics, aesthetics, life stages, and lifestyles;
- Our proprietary **design capabilities** and strong **lifestyle merchandising** expertise;
- Our **world-class supply-chain organization**; and
- Our **strong financial position**.

I am pleased to report that we also made progress against each of our long-term initiatives that will continue to be the focus of our efforts over the next several years. These initiatives are:

- To successfully execute our **brand strategies** and **launch new businesses**;
- To lay the foundation for the expansion of **our brands' global presence**;
- To invest in our **supply chain** to reduce cost and improve service; and
- To invest in the **technologies and infrastructure** underlying all of these initiatives to enhance our leading, multi-channel business.

The heritage of our company is one of internally generated growth. While our namesake brand, Williams-Sonoma, has grown in size to almost $1 billion, 75% of our revenues now come from brands that our current team developed. In 2012, we broadened the reach and relevance of each of our brands and invested in new businesses.

Pottery Barn continued to deliver impressive growth over industry averages. The brand is focused on selling innovative products at a great value, presented in an aspirational way across all of our channels. Our mantra is to make decorating and entertaining fun, easy and affordable, and to help our customers turn their houses into homes.

In the Williams-Sonoma brand, we are executing an exciting vision of innovation that will allow us to become increasingly less reliant on branded goods. We have a robust schedule of new product introductions, including the expansion of our Williams-Sonoma branded cookware and tools. We are committed to profitable growth in Williams-Sonoma and will serve our customers through product innovation, marketing and channel excellence.

In Pottery Barn Kids, revenues increased as our customers came to us to create rooms for their children. We continue to refine our marketing strategy to appeal to different life stages, lifestyles and genders. We are also committed to further developing the relationships our customers have with our brand and to enriching the design expertise of our associates.

West Elm is our largest growth vehicle, and now represents almost 11% of our total revenue. We have accelerated sales, customer acquisition, and customer engagement through integrated multi-channel marketing, with particular success in social media and partnerships. Our strategy is to profitably grow the brand by engaging with a broader base of customers while maintaining a compelling value proposition.

The PBteen brand is the only home-furnishings brand in the marketplace dedicated solely to teens. We will continue to grow the brand by broadening its aesthetic to engage a wider range of teens and by creating new and exciting non-traditional retail experiences.

With this backdrop of a successful entrepreneurial track record, we incubated and launched new businesses this year, including Mark and Graham, West Elm Market and Agrarian. Mark and Graham specializes in high-quality personalized products and gifts. West Elm Market, a brand extension of West Elm, expands the brand to new categories in new settings. Agrarian, a new category extension of the Williams-Sonoma brand, celebrates homemade and homegrown. 2012 also marked Rejuvenation's first full year as part of our portfolio of brands. We plan to expand on each of these businesses in 2013.

As consumers increasingly go online to not only research, but to find and buy what they are looking for, we believe that we are especially well-positioned. With decades of catalog experience, we have a deep understanding of how to engage and sell directly. We are not sellers of commodity goods, but of carefully edited assortments of quality products that, when shown in the proper setting, project a lifestyle our customers desire.

Global expansion represents one of our most important growth prospects over the next 10 years. As we shop the world, we continue to see a significant opportunity. Our global vision is to serve our customers with the same high-service model that we do in the United States, with a multi-channel strategy focused on e-commerce. In 2013, we will enter into the Australian market, with company-owned retail stores and e-commerce sites. Our first four stores will open in May and will set the stage for further expansion. Our franchise business in the Middle East continues to grow, and there are now 23 stores across our brands.

We believe that our supply chain is a differentiating competitive advantage. It is designed specifically for our merchandise, which is frequently both heavy and fragile. When we deliver quickly and safely to our customers, we not only improve service, but reduce costs. In 2012, we implemented elements of our network re-design, and we in-sourced important functions within our product sourcing organization. We also continued to improve our merchandise returns rate, a key metric in measuring customer satisfaction.

Our technology investments support our initiatives and allow us to elevate our service levels. We continue to scale our information technology capabilities, as we know they are critical to our growth. We also know that our customers shop all of our channels, and we are further connecting the in-store and e-commerce experience.

A year ago, we published our first Corporate Responsibility Report, sharing our commitment to sustainable business practices. We view this commitment as more than the right thing to do, but as critical to our ability to serve our customers, engage our associates and improve our business performance. This year we are publishing our first Corporate Responsibility Scorecard, another important step as we build the foundation for future progress.

As a public company we are committed to returning value to stockholders. This philosophy, combined with our confidence in our future and our strong financial performance, resulted in our recent announcement of a 41% increase in our dividend and a $750 million, three-year stock repurchase program, which will provide the largest return of cash to our stockholders in the history of our company.

I want to thank you for believing in our vision. As a team, we are committed to delivering on our promise of continuous improvement in all that we do. We are all owners in every brand, every channel, and every area of expertise. We are shopkeepers, merchants, sales associates, website managers, catalog creators, chefs, designers, buyers, technologists, manufacturers, marketers, and shippers—all over the world. We are proud to be Williams-Sonoma, Inc.

Laura J. Alber
President, Chief Executive Officer and Director



These letters contain forward-looking statements. Please see the section titled "Forward-Looking Statements" on page 1 of our Annual Report on Form 10-K for the fiscal year ended February 3, 2013, which is part of this Annual Report to Stockholders, for important cautionary language regarding these statements.

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FORM 10-K

WILLIAMS-SONOMA, INC.

2012 ANNUAL REPORT

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One):

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 3, 2013.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 001-14077

WILLIAMS-SONOMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2203880**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3250 Van Ness Avenue, San Francisco, CA	**94109**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 421-7900

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value	New York Stock Exchange, Inc.
(Title of class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of July 29, 2012, the approximate aggregate market value of the registrant's common stock held by non-affiliates was $3,432,941,000. It is assumed for purposes of this computation that an affiliate includes all persons as of July 29, 2012 listed as executive officers and directors with the Securities and Exchange Commission. This aggregate market value includes all shares held in the Williams-Sonoma, Inc. Stock Fund within the registrant's 401(k) Plan.

As of April 1, 2013, 97,696,301 shares of the registrant's common stock were outstanding.

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DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, also referred to in this Annual Report on Form 10-K as our Proxy Statement, which will be filed with the Securities and Exchange Commission, or SEC, have been incorporated in Part III hereof.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K and the letters to stockholders contained in this Annual Report contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions that, if they do not fully materialize or prove incorrect, could cause our business and operating results to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation: projections of earnings, revenues or financial items, including future comparable brand revenues, and our ability to achieve new levels of sales and profitability; statements related to enhancing stockholder value; statements related to growth of our business and our brands; statements related to our beliefs about our competitive position and our ability to leverage our competitive advantages; statements related to the plans, strategies, initiatives and objectives of management for future operations; statements related to our brands and our products, including our ability to introduce new brands and new products and product lines; statements related to our belief that our direct-mail catalogs and the Internet act as a cost-efficient means of testing market acceptance of new products and new brands; statements related to our marketing efforts; statements related to our ability to attract new customers; statements related to our belief regarding our competitive advantages; statements related to the seasonal variations in demand; statements related to our belief in the adequacy of our facilities and the availability of suitable additional or substitute space; statements related to our belief in the ultimate resolution of current legal proceedings; statements related to the payment of dividends; statements related to our stock repurchase program; statements related to our global business, including franchising and other third party arrangements in the Middle East and our entry into the Australian market; statements related to our planned use of cash in fiscal 2013; statements related to our compliance with financial covenants; statements related to our belief that our cash on hand and available credit facilities will provide adequate liquidity for our business operations over the next 12 months; statements related to our anticipated investments in the purchase of property and equipment; statements related to our belief regarding the effects of potential losses under our indemnification obligations; statements related to the effects of changes in our inventory reserves; statements related to the impact of new accounting pronouncements; and statements of belief and statements of assumptions underlying any of the foregoing. You can identify these and other forward-looking statements by the use of words such as "will," "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue," or the negative of such terms, or other comparable terminology.


Form 10-K

The risks, uncertainties and assumptions referred to above that could cause our results to differ materially from the results expressed or implied by such forward-looking statements include, but are not limited to, those discussed under the heading "Risk Factors" in Item 1A hereto and the risks, uncertainties and assumptions discussed from time to time in our other public filings and public announcements. All forward-looking statements included in this document are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

WILLIAMS-SONOMA, INC.
ANNUAL REPORT ON FORM 10-K
FISCAL YEAR ENDED FEBRUARY 3, 2013

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

Williams-Sonoma, Inc. is a multi-channel specialty retailer of high quality products for the home.

In 1956, our founder, Chuck Williams, turned a passion for cooking and eating with friends into a small business with a big idea. He opened a store in Sonoma, California, to sell the French cookware that intrigued him while visiting Europe but that could not be found in America. Chuck's business, which set a standard for customer service, took off and helped fuel a revolution in American cooking and entertaining that continues today.

In the decades that followed, the quality of our products, our ability to identify new opportunities in the market and our people-first approach to business have facilitated our expansion beyond the kitchen into nearly every area of the home. Additionally, by embracing new technologies and customer-engagement strategies as they emerge, we are able to continually refine our best-in-class approach to multi-channel retailing.

Today, Williams-Sonoma, Inc. is one of the United States' largest e-commerce retailers with some of the best known and most beloved brands in home furnishings. We currently operate retail stores in the United States, Canada and Puerto Rico, and franchise our brands to a third party in a number of countries in the Middle East, including Bahrain, the Kingdom of Saudi Arabia, Kuwait and the United Arab Emirates. Our products are also available to customers through our catalogs and online worldwide.

Williams-Sonoma
From the beginning, our namesake brand, Williams-Sonoma, has been bringing people together around food. A leading specialty retailer of high-quality products for the kitchen and home, the brand seeks to provide world-class service and an engaging customer experience. Williams-Sonoma products include everything for cooking, dining and entertaining, including: cookware, tools, electrics, cutlery, tabletop and bar, outdoor and a vast library of cookbooks.

Pottery Barn
Established in 1949 and acquired by Williams-Sonoma, Inc. in 1986, Pottery Barn is a premier multi-channel home furnishings retailer. The brand was founded on the idea that home furnishings should be exceptional in comfort, quality, style and value. Pottery Barn stores and catalogs are specially designed to make shopping an enjoyable experience, with inspirational lifestyle displays dedicated to every space in the home.

Pottery Barn Kids
Launched in 1999, Pottery Barn Kids serves as an inspirational destination for creating childhood memories by decorating nurseries, bedrooms and play spaces. Pottery Barn Kids offers exclusive, innovative and high-quality products designed specifically for creating magical spaces where children can play, laugh, learn and grow.

West Elm
Since its launch in 2002, West Elm has been helping customers express their personal style at home with authentic, affordable and approachable products. West Elm offers a broad range of home furnishing categories including furniture, textiles, decorative accessories, lighting and tabletop items. Each season, West Elm's talented in-house team of designers create a collection that cannot be found anywhere else, and work with artists and independent designers both globally and locally to develop collaborations that are exclusive to the brand. The brand also works closely with organizations that support the development of craft and artisan skills to offer handcrafted and one-of-a-kind discoveries from around the world.

In late 2012, we extended our West Elm brand to include West Elm Market, which offers customers a total home toolkit in four key product categories — kitchen, garden, care and repair and personal care — while focusing on functional design, local production, entrepreneurship and community connections. These products are available in West Elm Market stand-alone stores and select West Elm stores in North America, as well as online through the West Elm website.

PBteen
Launched in 2003, PBteen is the first home concept to focus exclusively on the teen market. The brand offers a complete line of furniture, bedding, lighting, decorative accents and more for teen bedrooms, dorm rooms, study spaces and lounges. PBteen's innovative products are specifically designed to help teens create a comfortable and stylish room with storage space in mind.

Rejuvenation
Rejuvenation, founded in 1977 with a passion for old buildings, vintage lighting and house parts and great design, was acquired by Williams-Sonoma, Inc. in 2011. Inspired by history and period authenticity, Rejuvenation's lighting and home-goods product lines span periods back to the 1870s. With manufacturing facilities in Portland, Oregon, Rejuvenation offers a wide assortment of high-quality lights, hardware, furniture and home décor.

Mark and Graham
Launched in late 2012, Mark and Graham is designed to be a premier destination for personalized gift buying. Whether customers are shopping for themselves or for family and friends, they have the opportunity to combine typography and design to make their own unique mark and create something deeply personal. The brand's product lines include men's and women's accessories, small leather goods, jewelry, entertaining and bar, home décor, as well as do-it-yourself wrapping supplies and seasonal items.

DIRECT-TO-CUSTOMER OPERATIONS

As of February 3, 2013, the direct-to-customer segment has seven merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm, Rejuvenation and Mark and Graham) and sells products through our seven e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com, rejuvenation.com and markandgraham.com) and eight direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Bed and Bath, Pottery Barn Kids, PBteen, West Elm, Rejuvenation and Mark and Graham). We offer shipping from many of our brands to countries worldwide, while our catalogs reach customers across the U.S. Of our seven merchandising concepts, the Pottery Barn brand and its extensions continue to be the major source of revenue in the direct-to-customer segment.

The direct-to-customer business complements the retail business by building brand awareness and acting as an effective advertising vehicle. In addition, we believe that our direct-mail catalogs and our e-commerce websites act as a cost-efficient means of testing market acceptance of new products and new brands. Leveraging these insights and our multi-channel positioning, our marketing efforts, including the circulation of catalogs and the use of e-commerce advertising, are targeted toward driving sales to all of our channels, including retail.

Consistent with our published privacy policies, we send our catalogs to addresses from our proprietary customer list, as well as to addresses from lists of other mail order direct marketers, magazines and companies with which we establish a business relationship. In accordance with prevailing industry practice and our privacy policies, we may also rent our list to select merchandisers. Our customer mailings are continually updated to include new prospects and to eliminate non-responders. In addition, we send email communications only to those customers who have voluntarily provided us with their email addresses.

Detailed financial information about the direct-to-customer segment is found in Note M to our Consolidated Financial Statements.

RETAIL STORES

As of February 3, 2013, the retail segment has five merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Rejuvenation), operating 560 stores in 44 states, Washington, D.C., and Puerto Rico and 21 stores in Canada. This represents 253 Williams-Sonoma, 192 Pottery Barn, 84 Pottery Barn Kids, 48 West Elm and 4 Rejuvenation stores.

We also have a multi-year franchise agreement with a third party that currently operates 23 franchised stores in a number of countries in the Middle East, including Bahrain, the Kingdom of Saudi Arabia, Kuwait and the United Arab Emirates.

The retail business complements the direct-to-customer business by building brand awareness and attracting new customers to our brands. Our retail stores serve as billboards for our brands, which we believe inspires confidence in our customers to shop online and through our catalogs.

Detailed financial information about the retail segment is found in Note M to our Consolidated Financial Statements.

SUPPLIERS

We purchase our merchandise from numerous foreign and domestic manufacturers and importers, the largest of which accounted for approximately 3% of our purchases during fiscal 2012. Approximately 61% of our merchandise purchases in fiscal 2012 were foreign-sourced from vendors in 52 countries, predominantly in Asia and Europe, of which approximately 98% were negotiated and paid for in U.S. dollars.

COMPETITION AND SEASONALITY


Form 10-K

The specialty retail business is highly competitive. Our specialty retail stores, direct-mail catalogs and e-commerce websites compete with other retail stores, including large department stores, discount retailers, other specialty retailers offering home-centered assortments, other direct-mail catalogs and other e-commerce websites. The substantial sales growth in the direct-to-customer industry within the last decade, particularly in e-commerce, has encouraged the entry of many new competitors and an increase in competition from established companies. In addition, the more volatile economic environment since 2008 has generated increased competition from discount retailers who, in the past, may not have competed with us or to this degree. We compete on the basis of our brand authority, the quality of our merchandise, service to our customers, our proprietary customer list, our e-commerce websites and our marketing capabilities, as well as the location and appearance of our stores. We believe that we compare favorably with many of our current competitors with respect to some or all of these factors.

Our business is subject to substantial seasonal variations in demand. Historically, a significant portion of our revenues and net earnings have typically been realized during the period from October through January, and levels of net revenues and net earnings have typically been lower during the period from February through September. We believe this is the general pattern associated with the retail industry. In anticipation of our peak season, we hire a substantial number of additional temporary employees in our retail stores, customer care centers and distribution centers, and incur significant fixed catalog production and mailing costs.

TRADEMARKS, COPYRIGHTS, PATENTS AND DOMAIN NAMES

We own and/or have applied to register over 75 separate trademarks and service marks. We own and/or have applied to register our key brand names as trademarks in the U.S., Canada and approximately 90 additional jurisdictions. Exclusive rights to the trademarks and service marks are held by Williams-Sonoma, Inc. and are used by our subsidiaries under license. These marks include our core brand names as well as brand names for selected products and services. The core brand names in particular, including "Williams-Sonoma," the Williams-Sonoma Grande Cuisine logo, "Pottery Barn," "pottery barn kids," "PBteen," "west elm," "Williams-Sonoma Home," "Rejuvenation" and "Mark and Graham" are of material importance to us. Trademarks are generally valid as long as they are in use and/or their registrations are properly maintained, and they have not been found to have become generic. Trademark registrations can generally be renewed indefinitely so long as the marks are in use. We own numerous copyrights and trade dress rights for our products, product packaging, catalogs, books, house publications, website designs and store designs, among other things, which are also used by our subsidiaries under license. We hold patents on certain product functions and product designs. Patents are generally valid for 14 to 20 years as long as their registrations are properly maintained. In addition, we have registered and maintain numerous Internet domain names, including "williams-sonoma.com," "potterybarn.com," "potterybarnkids.com," "pbteen.com," "westelm.com," "wshome.com," "williams-sonomainc.com," "rejuvenation.com" and "markandgraham.com." Collectively, the trademarks, copyrights, trade dress rights and domain names that we hold are of material importance to us.

EMPLOYEES

As of February 3, 2013, we had approximately 26,800 employees of whom approximately 7,200 were full-time. During the fiscal 2012 peak season (defined as the period from October through December), we hired approximately 9,800 temporary employees primarily in our retail stores, customer care centers and distribution centers.

AVAILABLE INFORMATION

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and amendments to reports filed or furnished pursuant to Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended. The public may read and copy these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding Williams-Sonoma, Inc. and other companies that file materials with the SEC electronically. Our annual reports, Forms 10-K, Forms 10-Q, Forms 8-K and proxy and information statements are also available, free of charge, on our website at www.williams-sonomainc.com.

ITEM 1A. RISK FACTORS

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this report and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially, which could cause the market price of our stock to decline, perhaps significantly.

The declines in general economic conditions over the past few years, and the resulting impact on consumer confidence and consumer spending, could adversely impact our results of operations.

Our financial performance is subject to declines in general economic conditions and the impact of such economic conditions on levels of consumer confidence and consumer spending. Consumer confidence and consumer spending may deteriorate significantly, and could remain depressed for an extended period of time. Consumer purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is limited, unemployment rates increase or there is economic uncertainty. An uncertain economic environment, such as the one we experienced during the 2008-2009 downturn, could cause our vendors to go out of business or our banks to discontinue lending to us or our vendors, or it could cause us to undergo additional restructurings, any of which would adversely impact our business and operating results.

We are unable to control many of the factors affecting consumer spending, and declines in consumer spending on home furnishings and kitchen products in general could reduce demand for our products.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer spending, including general economic conditions, consumer disposable income, fuel prices, recession and fears of recession, unemployment, war and fears of war, inclement weather, such as Hurricane Sandy, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, sales tax rates and rate increases, inflation, consumer confidence in future economic conditions and political conditions, and consumer perceptions of personal well-being and security. In particular, the 2008-2009 economic downturn led to decreased discretionary spending, which adversely impacted our business. In addition, a decrease in home purchases has led and may continue to lead to decreased consumer spending on home products. These factors have affected our various brands and channels differently. Adverse changes in factors affecting discretionary consumer spending have reduced and may continue to further reduce consumer demand for our products, thus reducing our sales and harming our business and operating results.

If we are unable to identify and analyze factors affecting our business, anticipate changing consumer preferences and buying trends, and manage our inventory commensurate with customer demand, our sales levels and operating results may decline.

Our success depends, in large part, upon our ability to identify and analyze factors affecting our business and to anticipate and respond in a timely manner to changing merchandise trends and customer demands. For example, in the specialty home products business, style and color trends are constantly evolving. Consumer preferences cannot be predicted with certainty and may change between selling seasons. Changes in customer preferences and buying trends may also affect our brands differently. We must be able to stay current with preferences and trends in our brands and address the customer tastes for each of our target customer demographics. We must also be able to identify and adjust the customer offerings in our brands to cater to customer demands. For example, a change in customer preferences for children's room furnishings may not correlate to a similar change in buying trends for other home furnishings. If we misjudge either the market for our merchandise or our customers' purchasing habits, our sales may decline significantly or may be delayed while we work to fill backorders, and we may be required to mark down certain products to sell the resulting excess inventory or to sell such inventory through our outlet stores or other liquidation channels at prices which are significantly lower than our retail prices, either of which would negatively impact our business and operating results.


Form 10-K

In addition, we must manage our inventory effectively and commensurate with customer demand. Much of our inventory is sourced from vendors located outside of the United States. Thus, we usually must order merchandise, and enter into contracts for the purchase and manufacture of such merchandise, up to twelve months in advance of the applicable selling season and frequently before trends are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends. Our vendors also may not have the capacity to handle our demands or may go out of business in times of economic crisis. In addition, the seasonal nature of the specialty home products business requires us to carry a significant amount of inventory prior to peak selling season. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers' preferences and acceptance levels of our products, our inventory levels will not be appropriate, and our business and operating results may be negatively impacted.

Our dependence on foreign vendors and our increased global operations subject us to a variety of risks and uncertainties that could impact our operations and financial results.

In fiscal 2012, we sourced our products from vendors in 52 countries outside of the United States. Approximately 61% of our merchandise purchases were foreign-sourced, predominantly from Asia and Europe. Our dependence on foreign vendors means that we may be affected by changes in the value of the U.S. dollar relative to other foreign currencies. For example, any upward valuation in the Chinese yuan, the euro, the Australian dollar or any other foreign currency against the U.S. dollar may result in higher costs to us for those goods. Although approximately 98% of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, declines in foreign currencies and currency exchange rates might negatively affect the profitability and business prospects of one or more of our foreign vendors. This, in turn, might cause such foreign vendors to demand higher prices for merchandise in their effort to offset any lost profits associated with any currency devaluation, delay merchandise shipments to us, or discontinue selling to us, any of which could ultimately reduce our sales or increase our costs. In addition, the rising cost of labor in the foreign countries in which our vendors operate has resulted in increases in our costs of doing business. Any further increases in the cost of living in such countries may result in additional increases in our costs or in our vendors going out of business.

We, and our vendors, are also subject to other risks and uncertainties associated with changing economic and political conditions in foreign countries. These risks and uncertainties include import duties and quotas, compliance with anti-dumping regulations, work stoppages, economic uncertainties and adverse economic conditions (including inflation and recession), foreign government regulations, employment matters, wars and fears of war, political unrest, natural disasters, regulations to address climate change and other trade restrictions. We cannot predict whether any of the countries in which our raw materials are sourced from, or our products are currently manufactured or may be manufactured in the future, will be subject to trade restrictions imposed by the

U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from foreign vendors, including the imposition of additional import restrictions, restrictions on the transfer of funds and/or increased tariffs or quotas, or both, could increase the cost or reduce the supply of merchandise available to us and adversely affect our business, financial condition and operating results. Furthermore, some or all of our foreign vendors' operations may be adversely affected by political and financial instability resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds and/or other trade disruptions. In addition, an economic downturn in or failure of foreign markets may result in financial instabilities for our foreign vendors, which may cause our foreign vendors to decrease production, discontinue selling to us, or cease operations altogether. Our operations in Asia and Europe could also be affected by changing economic and political conditions in foreign countries, any of which could have a negative effect on our business, financial condition and operating results.

Although we continue to improve our global compliance program, there remains a risk that one or more of our foreign vendors will not adhere to our global compliance standards, such as fair labor standards and the prohibition on child labor. Non-governmental organizations might attempt to create an unfavorable impression of our sourcing practices or the practices of some of our vendors that could harm our image. If either of these events occurs, we could lose customer goodwill and favorable brand recognition, which could negatively affect our business and operating results.

We depend on key domestic and foreign agents and vendors for timely and effective sourcing of our merchandise, and we may not be able to acquire products in sufficient quantities and at acceptable prices to meet our needs, which would impact our operations and financial results.

Our performance depends, in part, on our ability to purchase our merchandise in sufficient quantities at competitive prices. We purchase our merchandise from numerous foreign and domestic manufacturers and importers. We have no contractual assurances of continued supply, pricing or access to new products, and any vendor could change the terms upon which it sells to us, discontinue selling to us, or go out of business at any time. We may not be able to acquire desired merchandise in sufficient quantities on terms acceptable to us. Better than expected sales demand may also lead to customer backorders and lower in-stock positions of our merchandise, which could negatively affect our business and operating results. In addition, our vendors may have difficulty adjusting to our changing demands and growing business.

Any inability to acquire suitable merchandise on acceptable terms or the loss of one or more of our key agents or vendors could have a negative effect on our business and operating results because we would be missing products that we felt were important to our assortment, unless and until alternative supply arrangements are secured. We may not be able to develop relationships with new agents or vendors, and products from alternative sources, if any, may be of a lesser quality and/or more expensive than those we currently purchase.

In addition, we are subject to certain risks, including risks related to the availability of raw materials, labor disputes, union organizing activities, vendor financial liquidity, inclement weather, natural disasters, general economic and political conditions and regulations to address climate change that could limit our vendors' ability to provide us with quality merchandise on a timely basis and at prices that are commercially acceptable.

If our vendors fail to adhere to our quality control standards, we may delay a product launch or recall a product, which could damage our reputation and negatively affect our operations and financial results.

Our vendors might not adhere to our quality control standards, and we might not identify the deficiency before merchandise ships to our stores or customers. Our vendors' failure to manufacture or import quality merchandise in a timely and effective manner could damage our reputation and brands, and could lead to an increase in customer litigation against us and an increase in our routine litigation costs. Further, any merchandise that we receive, even if it meets our quality standards, could become subject to a recall, which could damage our reputation and brands, and harm our business. Recently enacted legislation has given the U.S. Consumer Product Safety Commission increased regulatory and enforcement power, particularly with regard to children's safety, among other areas. As a result, companies like ours may be subject to more product recalls and incur higher recall-related expenses. Any recalls or other safety issues could harm our brands' images and negatively affect our business and operating results.

Our efforts to expand globally may not be successful and could negatively impact the value of our brands, and our increasing global presence presents additional challenges.

We are currently growing our business and increasing our global presence by opening new stores outside of the United States and by offering shipping globally through a third party vendor. We have limited experience with global sales, understanding consumer preferences and anticipating buying trends in different countries, and marketing to customers overseas. Moreover, global awareness of our brands and our products may not be high. Consequently, we may not be able to successfully compete with established brands in these markets and our global sales may not result in the revenues we anticipate. Also, our products may not be accepted, either due to foreign legal requirements or due to different consumer tastes and trends. If our global growth initiatives are not successful, or if we or any of our third party vendors fail to comply with any applicable regulations or laws, the value of our brands may be harmed and negatively affect our future opportunities for global growth. Further, the administration of our global expansion may divert management attention and require more resources than we expect. In addition, we are exposed to foreign currency exchange rate risk with respect to our operations denominated in currencies other than the U.S. dollar. We intend to use instruments in the future to hedge certain foreign currency risks. These programs may not succeed in offsetting the negative impact of foreign currency rate fluctuations on our business and results of operations.

In fiscal 2009, we entered into a franchise agreement with an unaffiliated franchisee to operate stores in the Middle East. Under this agreement, our franchisee operates stores that sell goods purchased from us under our brand names. We have no prior experience directly opening stores outside of North America and we have limited experience opening stores through third party arrangements. The effect of these franchise arrangements on our business and results of operations is uncertain and will depend upon various factors, including the demand for our products in new global markets. In addition, certain aspects of our franchise arrangements are not directly within our control, such as the ability of our franchisee to meet its projections regarding store openings and sales. Moreover, while the agreement we have entered into may provide us with certain termination rights, to the extent that our franchisee does not operate its stores in a manner consistent with our requirements regarding our brand identities and customer experience standards, the value of our brands could be impaired. In addition, in connection with this franchise agreement, we have and will continue to implement certain new processes that may subject us to additional regulations and laws, such as U.S. export regulations. Failure to comply with any applicable regulations or laws could have an adverse effect on our results of operations.

In August 2012, we announced the opening of four stores and our first e-commerce site in Australia. The four stores are currently slated to open simultaneously with the launch of our e-commerce site in May 2013, and are our first locations outside of North America to be owned and operated by us as part of our overall global expansion strategy. While our global expansion to date has been a small part of our business, we plan to continue to increase the number of stores we open directly and through franchise arrangements. Our ability to expand globally is dependent on numerous factors, including the demand for our products in new global markets and the cost of real estate in those markets.

We have limited experience operating on a global basis and our failure to effectively manage the risks and challenges inherent in a global business could adversely affect our business, operating results and financial condition and growth prospects.

We operate several subsidiaries in Asia and Europe, which includes managing overseas employees, and plan to continue expanding these overseas operations in the future. We have limited experience operating overseas subsidiaries and managing non-U.S. employees and, as a result, may encounter cultural challenges with local practices and customs that may result in harm to our reputation and the value of our brands. Our global presence exposes us to the laws and regulations of these jurisdictions, including those related to marketing, privacy, data protection and employment. We may be unable to keep current with government requirements as they change from time to time. Our failure to comply with such laws and regulations may harm our reputation, adversely affect our future opportunities for growth and expansion in these countries, and harm our business and operating results.

Moreover, our global operations subject us to a variety of risks and challenges, including:

- increased management, infrastructure and legal compliance costs;
- increased financial accounting and reporting requirements and complexities;
- general economic conditions, changes in diplomatic and trade relationships and political and social instability in each country or region;
- economic uncertainty around the world;
- compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;
- compliance with U.S. laws and regulations for foreign operations;
- dependence on certain third parties, including vendors and other service providers, with whom we do not have extensive experience;
- fluctuations in currency exchange rates and the related effect on our financial results, and the use of foreign exchange hedging programs to mitigate such risks;
- reduced or varied protection for intellectual property rights in some countries and practical difficulties of enforcing such rights abroad; and
- compliance with the laws of foreign taxing jurisdictions and the overlapping of different tax regimes.

Any of these risks could adversely affect our global operations, reduce our global revenues or increase our operating costs, adversely affecting our business, operating results, financial condition and growth prospects. Some of our vendors and our franchisee in the Middle East also have global operations and are subject to the risks described above. Even if we are able to successfully manage the risks of our global operations, our business may be adversely affected if our vendors and franchisee are not able to successfully manage these risks.

In addition, as we continue to expand our global operations, we are subject to certain U.S. laws, including the Foreign Corrupt Practices Act, in addition to the laws of the foreign countries in which we operate. We must ensure that our employees comply with these laws. If any of our overseas operations, or our employees or agents, violates such laws, we could become subject to sanctions or other penalties that could negatively affect our reputation, business and operating results.

A number of factors that affect our ability to successfully open new stores or close existing stores are beyond our control, and these factors may harm our ability to expand or contract our retail operations and harm our ability to increase our sales and profits.

Historically, more than 50% of our net revenues have been generated by our retail stores. Our ability to open additional stores or close existing stores successfully will depend upon a number of factors, including:

- general economic conditions;
- our identification of, and the availability of, suitable store locations;
- our success in negotiating new leases and amending or terminating existing leases on acceptable terms;
- the success of other retail stores in and around our retail locations;
- our ability to secure required governmental permits and approvals;
- our hiring and training of skilled store operating personnel, especially management;
- the availability of financing on acceptable terms, if at all; and
- the financial stability of our landlords and potential landlords.

Many of these factors are beyond our control. For example, for the purpose of identifying suitable store locations, we rely, in part, on demographic surveys regarding the location of consumers in our target market segments. While we believe that the surveys and other relevant information are helpful indicators of suitable store locations, we recognize that these information sources cannot predict future consumer preferences and buying trends with complete accuracy. In addition, changes in demographics, in the types of merchandise that we sell and in the pricing of our products may reduce the number of suitable store locations. Further, time frames for lease negotiations and store development vary from location to location and can be subject to unforeseen delays. We may not be able to open new stores or, if opened, operate those stores profitably. Construction and other delays in store openings could have a negative impact on our business and operating results. Additionally, we may not be able to renegotiate the terms of our current leases or close our underperforming stores, either of which could negatively impact our operating results.

Our sales may be negatively impacted by increasing competition from companies with brands or products similar to ours.

The specialty direct-to-customer and retail business is highly competitive. Our e-commerce websites, direct mail catalogs and specialty retail stores compete with other e-commerce websites, other direct mail catalogs and other retail stores that market lines of merchandise similar to ours. We compete with national, regional and local businesses utilizing a similar retail store strategy, as well as traditional furniture stores, department stores and specialty stores. The substantial sales growth in the direct-to-customer industry within the last decade has encouraged the entry of many new competitors, new business models, and an increase in competition from established companies. In addition, the decline in the global economic environment has led to increased competition from discount retailers selling similar products at reduced prices. The competitive challenges facing us include:

- anticipating and quickly responding to changing consumer demands or preferences better than our competitors;
- maintaining favorable brand recognition and achieving customer perception of value;
- effectively marketing and competitively pricing our products to consumers in several diverse market segments;
- effectively managing and controlling our costs:
- developing innovative, high-quality products in colors and styles that appeal to consumers of varying age groups, tastes and regions, and in ways that favorably distinguish us from our competitors; and
- effectively managing our supply chain and distribution strategies in order to provide our products to our consumers on a timely basis and minimize returns, replacements and damaged products.

In light of the many competitive challenges facing us, we may not be able to compete successfully. Increased competition could reduce our sales and harm our operating results and business.

Our business and operating results may be harmed if we are unable to timely and effectively deliver merchandise to our stores and customers.

The success of our business depends, in part, on our ability to timely and effectively deliver merchandise to our stores and customers. We cannot control all of the various factors that might affect our fulfillment rates in direct-to-customer sales and timely and effective merchandise delivery to our stores. We rely upon third party carriers for our merchandise shipments and reliable data regarding the timing of those shipments, including shipments to our customers and to and from all of our stores. In addition, we are heavily dependent upon two carriers for the delivery of our merchandise to our customers. Accordingly, we are subject to risks, including labor disputes, union organizing activity, inclement weather, natural disasters, the closure of such carriers' offices or a reduction in operational hours due to an economic slowdown, possible acts of terrorism associated with such carriers' ability to provide delivery services to meet our shipping needs, disruptions or increased fuel costs, and costs associated with any regulations to address climate change. Failure to deliver merchandise in a timely and effective manner could damage our reputation and brands. In addition, fuel costs have been volatile and airline and other transportation companies continue to struggle to operate profitably, which could lead to increased fulfillment expenses. Any rise in fulfillment costs could negatively affect our business and operating results by increasing our transportation costs and decreasing the efficiency of our shipments.

Our failure to successfully manage our order-taking and fulfillment operations could have a negative impact on our business and operating results.

Our direct-to-customer business depends, in part, on our ability to maintain efficient and uninterrupted order-taking and fulfillment operations in our customer care centers and on our e-commerce websites. Disruptions or slowdowns in these areas could result from disruptions in telephone or network services, power outages, inadequate system capacity, system issues, computer viruses, security breaches, human error, changes in programming, union organizing activity, disruptions in our third party labor contracts, natural disasters or adverse weather conditions. Industries that are particularly seasonal, such as the home furnishings business, face a higher risk of harm from operational disruptions during peak sales seasons. These problems could result in a reduction in sales as well as increased selling, general and administrative expenses.

In addition, we face the risk that we cannot hire enough qualified employees to support our direct-to-customer operations, or that there will be a disruption in the workforce we hire from our third party providers, especially during our peak season. The need to operate with fewer employees could negatively impact our customer service levels and our operations.

Our facilities and systems, as well as those of our vendors, are vulnerable to natural disasters and other unexpected events, any of which could result in an interruption in our business and harm our operating results.

Our retail stores, corporate offices, distribution centers, infrastructure projects and direct-to-customer operations, as well as the operations of our vendors from which we receive goods and services, are vulnerable to damage from earthquakes, tornadoes, hurricanes, fires, floods, power losses, telecommunications failures, hardware and software failures, computer viruses and similar events. If any of these events result in damage to our facilities or systems, or those of our vendors, we may experience interruptions in our business until the damage is repaired, resulting in the potential loss of customers and revenues. In addition, we may incur costs in repairing any damage beyond our applicable insurance coverage.

If we are unable to effectively manage our e-commerce business, including effectively managing cybersecurity risks, our reputation and operating results may be harmed.

E-commerce has been our fastest growing business over the last several years and continues to be a significant part of our sales success. The success of our e-commerce business depends, in part, on third parties and factors over which we have limited control. We must successfully respond to changing consumer preferences and buying trends relating to e-commerce usage. Our success in e-commerce has been aided in part by our ability to understand the buying trends of visitors to our websites and to personalize the experience they have with us. We also utilize "interest-based advertising" to target internet users whose behavior indicates they might be interested in our products. Current or future legislation may reduce or restrict our ability to use these techniques, which could reduce the effectiveness of our advertising spend.

We are also vulnerable to certain additional risks and uncertainties associated with our e-commerce websites, including: changes in required technology interfaces; website downtime and other technical failures; internet connectivity issues; costs and technical issues as we upgrade our website software; computer viruses; changes in applicable federal and state regulations; security breaches; and consumer privacy concerns. In order to function successfully, we rely on communication and transmission of data over both public and private networks. Third parties may have the knowledge or technology to disable, disrupt or interfere with our systems or processes. Although we take the security of our systems seriously, we cannot guarantee that we can prevent all efforts to circumvent our security measures. Any security breach or attack against our networks or systems could slow, hinder, or prevent the proper functioning of our electronic communications. Such a breach or attack could harm our business. In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not succeed in increasing sales or attracting customers. Our failure to successfully respond to these risks and uncertainties might adversely affect the sales in our e-commerce business, as well as damage our reputation and brands.

Our failure to successfully manage the costs and performance of our catalog mailings might have a negative impact on our business.

Catalog mailings are an important component of our business. Postal rate increases, such as the recent increase that went into effect in the U.S. in 2013, affect the cost of our catalog mailings. We rely on discounts from the basic postal rate structure, which could be changed or discontinued at any time. Further, the U.S. Postal Service may raise rates in the future, which could negatively impact our business. The cost of paper, printing and catalog distribution also impacts our catalog business. We recently consolidated all of our catalog printing work with one printer. Our dependence on one vendor subjects us to risks if the vendor fails to perform under our agreement. Paper costs have also fluctuated significantly in the past and may continue to fluctuate in the future. Future increases in postal rates, paper costs or printing costs would have a negative impact on our operating results to the extent that we are unable to offset such increases by raising prices, implementing more efficient printing, mailing, delivery and order fulfillment systems, or through the use of alternative direct-mail formats. Also, consolidation within the printing industry has reduced the number of potential suppliers capable of meeting our printing requirements, and further consolidation could limit our ability to obtain favorable terms. In addition, if the performance of our catalogs declines, if we misjudge the correlation between our catalog circulation and net sales, or if our catalog strategy overall does not continue to be successful, our results of operations could be negatively impacted.

We have historically experienced fluctuations in our customers' response to our catalogs. Customer response to our catalogs is substantially dependent on merchandise assortment, merchandise availability and creative presentation, as well as the selection of customers to whom the catalogs are mailed, changes in mailing strategies, the size of our mailings, timing of delivery of our mailings, as well as the general retail sales environment and current domestic and global economic conditions. In addition, environmental organizations and other consumer advocacy groups may attempt to create an unfavorable impression of our paper use in catalogs and our distribution of catalogs generally, which may have a negative effect on our sales and our reputation. In addition, we depend upon external vendors to print and mail our catalogs. The failure to effectively produce or distribute our catalogs could affect the timing of catalog delivery. The timing of catalog delivery has been and can be affected by postal service delays and may be impacted in the future by changes in the services provided by the post office. Any delays in the timing of catalog delivery could cause customers to forego or defer purchases, negatively impacting our business and operating results.


Form 10-K

Declines in our comparable brand revenue metric may harm our operating results and cause a decline in the market price of our common stock.

Various factors affect comparable brand revenues, including the number, size and location of stores we open, close, remodel or expand in any period, the overall economic and general retail sales environment, consumer preferences and buying trends, changes in sales mix among distribution channels, our ability to efficiently source and distribute products, changes in our merchandise mix, competition (including competitive promotional activity and discount retailers), current local and global economic conditions, the timing of our releases of new merchandise and promotional events, the success of marketing programs, the cannibalization of existing store sales by our new stores, changes in catalog circulation and in our direct-to-customer business and fluctuations in foreign exchange rates. Among other things, weather conditions can affect comparable brand revenues because inclement weather can alter consumer behavior or require us to close certain stores temporarily and thus reduce store traffic. Even if stores are not closed, many customers may decide to avoid going to stores in bad weather. These factors have caused and may continue to cause our comparable brand revenue results to differ materially from prior periods and from earnings guidance we have provided. For example, the overall economic and general retail sales environment, as well as local and global economic conditions, has caused a significant decline in our comparable brand revenue results in the past.

Our comparable brand revenues have fluctuated significantly in the past on an annual, quarterly and monthly basis, and we expect that comparable brand revenues will continue to fluctuate in the future. However, past comparable brand revenues are not necessarily an indication of future results and comparable brand revenues may decrease in the future. Our ability to improve our comparable brand revenue results depends, in large part, on maintaining and improving our forecasting of customer demand and buying trends, selecting effective marketing techniques, effectively driving traffic to our stores, e-commerce websites and direct mail catalogs through marketing and various promotional events, providing an appropriate mix of merchandise for our broad and diverse customer base and using effective pricing strategies. Any failure to meet the comparable brand revenue expectations of investors and securities analysts in one or more future periods could significantly reduce the market price of our common stock.

Our failure to successfully anticipate merchandise returns might have a negative impact on our business.

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected and reserved for by management, additional sales returns might be recorded in the future. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. In particular, the recent adverse economic conditions resulted and may continue to result in increased merchandise returns. Any significant increase in merchandise returns that exceeds our reserves could harm our business and operating results.

If we are unable to manage successfully the complexities associated with a multi-channel and multi-brand business, we may suffer declines in our existing business and our ability to attract new business.

With the expansion of our e-commerce business, new brands, acquired brands, and brand extensions, our overall business has become substantially more complex. The changes in our business have forced us to develop new expertise and face new challenges, risks and uncertainties. For example, we face the risk that our e-commerce business might cannibalize a significant portion of our retail and catalog businesses, and we face the risk of catalog circulation cannibalizing our retail sales. While we recognize that our e-commerce sales cannot be entirely incremental to sales through our retail and catalog channels, we seek to attract as many new customers as possible to our e-commerce websites. We continually analyze the business results of our channels and the relationships among the channels in an effort to find opportunities to build incremental sales.

If we are unable to introduce new brands and brand extensions successfully, or to reposition or close existing brands, our business and operating results may be negatively impacted.

We have in the past and may in the future introduce new brands and brand extensions, reposition brands, close existing brands, or acquire new brands, especially as we continue to expand globally. Our newest brands — West Elm, PBteen and Mark and Graham, as well as our recently acquired brand, Rejuvenation — and any other new brands, may not grow as we project and plan for. The work involved with integrating new brands into our existing systems and operations could be time consuming, require significant amounts of management time and result in the diversion of substantial operational resources. Further, if we devote time and resources to new brands, acquired brands, brand extensions or brand repositioning, and those businesses are not as successful as we planned, then we risk damaging our overall business results. Alternatively, if our new brands, acquired brands, brand extensions or repositioned brands prove to be very successful, we risk hurting our other existing brands through the potential migration of existing brand customers to the new businesses. In addition, we may not be able to introduce new brands and brand extensions, integrate newly acquired brands, reposition existing brands, or expand our brands globally, in a manner that improves our overall business and operating results and may therefore be forced to close the brands, which may damage our reputation and negatively impact our operating results.

Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results and stock price.

We are subject to income taxes in many U.S. and certain foreign jurisdictions, and our domestic and global tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our provision for income taxes is subject to volatility and could be adversely impacted by a number of factors that require significant judgment and estimation. Although we believe our estimates are reasonable, the final tax outcome of these matters may materially differ from our estimates and adversely affect our financial condition or operating results. We record tax expense based on our estimates of future payments, which include reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are evaluated.

In addition, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings or losses in countries with differing statutory tax rates or by changes to existing rules or regulations. There could be an adverse impact on our effective tax rate if pending government proposals in the U.S. for fundamental international tax reform are enacted. Further, other pending tax legislation in the U.S. and abroad could negatively impact our current or future tax structure and effective tax rates.

Our inability to obtain commercial insurance at acceptable rates or our failure to adequately reserve for self-insured exposures might increase our expenses and have a negative impact on our business.

We believe that commercial insurance coverage is prudent in certain areas of our business for risk management. Insurance costs may increase substantially in the future and may be affected by natural catastrophes, fear of terrorism, financial irregularities and other fraud at publicly-traded companies, intervention by the government and a decrease in the number of insurance carriers. In addition, the carriers with which we hold our policies may go out of business, or may be otherwise unable to fulfill their contractual obligations. In addition, for certain types or levels of risk, such as risks associated with earthquakes, hurricanes or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable rates, if at all. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. If we suffer a substantial loss that is not covered by commercial insurance or our self-insurance reserves, the loss and related expenses could harm our business and operating results. In addition, exposures exist for which no insurance may be available and for which we have not reserved.

Our inability or failure to protect our intellectual property would have a negative impact on our brands, reputation and operating results.

We may not be able to adequately protect our intellectual property in the U.S. or in foreign jurisdictions, particularly as we continue to expand globally. Our trademarks, service marks, copyrights, trade dress rights, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or reputation and cause a decline in our sales. Protection of our intellectual property and maintenance of distinct branding are particularly important as they distinguish our products and services from our competitors. In addition, the costs of defending our intellectual property may adversely affect our operating results.

We may be subject to legal proceedings that could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources.

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. There has been a rise in the number of lawsuits against companies like us that gather information in order to market to consumers online or through the mail and, along with other retailers, we have been named in lawsuits for gathering zip code information from our customers. We believe that we have meritorious defenses against these actions, and we will continue to vigorously defend against them. There have also been a growing number of e-commerce-related patent infringement lawsuits and employment-related lawsuits in recent years. From time to time, we have been subject to these types of lawsuits. The cost of defending against all these types of claims against us or the ultimate resolution of such claims, whether by settlement or adverse court decision, may harm our business and operating results. In addition, the increasingly regulated business environment may result in a greater number of enforcement actions and private litigation. This could subject us to increased exposure to stockholder lawsuits.

Our operating results may be harmed by unsuccessful management of our employment, occupancy and other operating costs, and the operation and growth of our business may be harmed if we are unable to attract qualified personnel.

To be successful, we need to manage our operating costs and continue to look for opportunities to reduce costs. We recognize that we may need to increase the number of our employees, especially during peak sales seasons, and incur other expenses to support new brands and brand extensions and the growth of our existing brands, including the opening of new stores. Alternatively, if we are unable to make substantial adjustments to our cost structure during times of uncertainty, such as the 2008-2009 economic downturn, we may incur unnecessary expenses or we may have inadequate resources to properly run our business, and our business and operating results may be negatively impacted. From time to time, we may also experience union organizing activity in currently non-union facilities. Union organizing activity may result in work slowdowns or stoppages and higher labor costs. In addition, there appears to be a growing number of wage-and-hour lawsuits and other employment-related lawsuits against retail companies, especially in California.

We contract with various agencies to provide us with qualified personnel for our workforce. Any negative publicity regarding these agencies, such as in connection with immigration issues or employment practices, could damage our reputation, disrupt our ability to obtain needed labor or result in financial harm to our business, including the potential loss of business-related financial incentives in the jurisdictions where we operate. Although we strive to secure long-term contracts on favorable terms with our service providers and other vendors, we may not be able to avoid unexpected operating cost increases in the future. Further, we incur substantial costs to warehouse and distribute our inventory. Significant increases in our inventory levels may result in increased warehousing and distribution costs, such as costs related to additional distribution centers, which we may not be able to lease on acceptable terms, if at all. Such increases in inventory levels may also lead to increases in costs associated with inventory that is lost, damaged or aged. Higher than expected costs, particularly if coupled with lower than expected sales, would negatively impact our business and operating results. In addition, in times of economic uncertainty, these long-term contracts may make it difficult to quickly reduce our fixed operating costs, which could negatively impact our business and operating results.

We are undertaking certain systems changes that might disrupt our business operations.

Our success depends, in part, on our ability to source and distribute merchandise efficiently through appropriate systems and procedures. We are in the process of substantially modifying our information technology systems, which involves updating or replacing legacy systems with successor systems over the course of several years. There are inherent risks associated with replacing our core systems, including supply chain and merchandising systems disruptions, that could affect our ability to get the correct products into the appropriate stores and delivered to customers. We may not successfully launch these new systems, or the launch of such systems may result in disruptions to our business operations. In addition, changes to any of our software implementation strategies could result in the impairment of software-related assets. We are also subject to the risks associated with the ability of our vendors to provide information technology solutions to meet our needs. Any disruptions could negatively impact our business and operating results.

We outsource certain aspects of our business to third party vendors and are in the process of insourcing certain business functions from third party vendors, both of which subject us to risks, including disruptions in our business and increased costs.

We outsource certain aspects of our business to third party vendors that subject us to risks of disruptions in our business as well as increased costs. For example, we utilize outside vendors for such things as payroll processing, email marketing and various distribution center services. Accordingly, we are subject to the risks associated with their ability to successfully provide the necessary services to meet our needs. If our vendors are unable to adequately protect our data and information is lost, our ability to deliver our services is interrupted, or our vendors' fees are higher than expected, then our business and operating results may be negatively impacted.

In addition, we are in the process of insourcing certain aspects of our business, including the management of certain infrastructure technology, furniture manufacturing, furniture delivery to our customers and the management of our global vendors, each of which were previously outsourced to third party providers. We may also need to continue to insource other aspects of our business in the future in order to control our costs and to stay competitive. This may cause disruptions in our business and result in increased cost to us. In addition, if we are unable to perform these functions better than, or at least as well as, our third party providers, our business may be harmed.

If our operating and financial performance in any given period does not meet the guidance that we have provided to the public, our stock price may decline.

We provide public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future and is useful to our stockholders and potential stockholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our actual results may not always be in line with or exceed the guidance we have provided, especially in times of economic uncertainty. In the past, when we have reduced our previously provided guidance, the market price of our common stock has declined. If, in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our common stock may decline as well.

A variety of factors, including seasonality and the economic environment, may cause our quarterly operating results to fluctuate, leading to volatility in our stock price.

Our quarterly results have fluctuated in the past and may fluctuate in the future, depending upon a variety of factors, including changes in economic conditions, shifts in the timing of holiday selling seasons, including Valentine's Day, Easter, Halloween, Thanksgiving and Christmas, as well as timing shifts due to 53-week fiscal years, which occur every five years. Historically, a significant portion of our revenues and net earnings have typically been realized during the period from October through January each year. In anticipation of increased holiday sales activity, we incur certain significant incremental expenses prior to and during peak selling seasons, particularly October through January, including fixed catalog production and mailing costs and the costs associated with hiring a substantial number of temporary employees to supplement our existing workforce.


Form 10-K

We may require funding from external sources, which may cost more than we expect, or not be available at the levels we require and, as a consequence, our expenses and operating results could be negatively affected.

We regularly review and evaluate our liquidity and capital needs. We currently believe that our available cash, cash equivalents and cash flow from operations will be sufficient to finance our operations and expected capital requirements for at least the next 12 months. However, we might experience periods during which we encounter additional cash needs and we might need additional external funding to support our operations. Although we were able to amend our line of credit facility during fiscal 2012 on acceptable terms, in the event we require additional liquidity from our lenders, such funds may not be available to us or may not be available to us on acceptable terms in the future. For example, in the event we were to breach any of our financial covenants, our banks would not be required to provide us with additional funding, or they may require us to renegotiate our existing credit facility on less favorable terms. In addition, we may not be able to renew our letters of credit that we use to help pay our suppliers on terms that are acceptable to us, or at all, as the availability of letter of credit facilities may become limited. Further, the providers of such credit may reallocate the available credit to other borrowers. If we are unable to access credit at the levels we require, or the cost of credit is greater than expected, it could adversely affect our operating results.

Disruptions in the financial markets may adversely affect our liquidity and capital resources and our business.

Disruptions in the global financial markets and banking systems have made credit and capital markets more difficult for companies to access, even for some companies with established revolving or other credit facilities. We have access to capital through our revolving line of credit facility. Each financial institution, which is part of the syndicate for our revolving line of credit facility, is responsible for providing a portion of the loans to be made under the facility. If any participant, or group of participants, with a significant portion of the commitments in our revolving line of credit facility fails to satisfy its obligations to extend credit under the facility and we are unable to find a replacement for such participant or group of participants on a timely basis (if at all), our liquidity and our business may be materially adversely affected.

If we are unable to pay quarterly dividends or repurchase our stock at intended levels, our reputation and stock price may be harmed.

In March 2013, we announced that our Board of Directors had authorized the repurchase of up to $750,000,000 of our common stock, which we intend to execute over the next three years. In addition, in March 2013, we announced that our Board of Directors had authorized a 41% increase in our quarterly cash dividend from $0.22 to $0.31 per common share for an annual cash dividend of $1.24 per share. The dividend and stock repurchase program may require the use of a significant portion of our cash earnings. As a result, we may not retain a sufficient amount of cash to fund our operations or finance future growth opportunities, new product development initiatives and unanticipated capital expenditures. Further, our Board of Directors may, at its discretion, decrease the intended level of dividends or entirely discontinue the payment of dividends at any time. The stock repurchase program does not have an expiration date and may be limited at any time. Our ability to pay dividends and repurchase stock will depend on our ability to generate sufficient cash flows from operations in the future. This ability may be subject to certain economic, financial, competitive and other factors that are beyond our control. Any failure to pay dividends or repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us, and may negatively impact our stock price.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and our investors' views of us could be harmed.

We have evaluated and tested our internal controls in order to allow management to report on, and our registered independent public accounting firm to attest to, the effectiveness of our internal controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002. If we are not able to continue to meet the requirements of Section 404 in a timely manner, or with adequate compliance, we would be required to disclose material weaknesses if they develop or are uncovered and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission or the New York Stock Exchange. In addition, our internal controls may not prevent or detect all errors and fraud. A control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable assurance that the objectives of the control system will be met. If any of the above were to occur, our business and the perception of us in the financial markets could be negatively impacted.

Changes to accounting rules or regulations may adversely affect our operating results.

Changes to existing accounting rules or regulations may impact our future operating results. A change in accounting rules or regulations may even affect our reporting of transactions completed before the change is effective. The introduction of new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. Future changes to accounting rules or regulations, or the questioning of current accounting practices, may adversely affect our operating results.

Changes to estimates related to our cash flow projections may cause us to incur impairment charges related to our retail store locations and other property and equipment, including information technology systems, as well as goodwill.

We make estimates and projections in connection with impairment analyses for our retail store locations and other property and equipment, including information technology systems, as well as goodwill. These analyses require us to make a number of estimates and projections of future results. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain store locations and other property and equipment, including information technology systems. These impairment charges have been significant in the past and may be significant in the future and, as a result of these charges, our operating results have been and may, in the future, be adversely affected.

We may be exposed to risks and costs associated with credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue.

A significant portion of our customer orders are placed through our e-commerce websites or through our customer care centers. In addition, a significant portion of sales made through our retail channel require the collection of certain customer data, such as credit card information. In order for our sales channel to function and develop successfully, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or knowledge to breach the security of customer transaction data. Although we take the security of our systems and the privacy of our customers' confidential information seriously, we cannot guarantee that our security measures will effectively prevent others from obtaining unauthorized access to our information and our customers' information. Any person who circumvents our security measures could destroy or steal valuable information or disrupt our operations. Any security breach could cause consumers to lose confidence in the security of our websites or stores and choose not to purchase from us. Any security breach could also expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation, any of which could harm our business.

In addition, states and the federal government are increasingly enacting laws and regulations to protect consumers against identity theft. Also, as our business expands globally, we are subject to data privacy and other similar laws in various foreign jurisdictions. Compliance with these laws will likely increase the costs of doing business and, if we fail to implement appropriate safeguards or to detect and provide prompt notice of unauthorized access as required by some of these new laws, we could be subject to potential claims for damages and other remedies, which could harm our business.

If we fail to attract and retain key personnel, our business and operating results may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of key personnel in our senior management, whose vision for our company, knowledge of our business and expertise would be difficult to replace. If any one of our key employees leaves, are seriously injured or unable to work, or fails to perform and we are unable to find a qualified replacement, we may be unable to execute our business strategy.

In addition, our main offices are located in the San Francisco Bay Area, where competition for personnel with retail and technology skills can be intense. If we fail to identify, attract, retain and motivate these skilled personnel, our business may be harmed. Further, in the event we need to hire additional personnel, we may experience difficulties in attracting and successfully hiring such individuals due to competition for highly skilled personnel, as well as the significantly higher cost of living expenses in our market.


Form 10-K

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease store locations, distribution centers, corporate facilities and customer care centers for our U.S. and foreign operations for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods of up to 20 years.

For our store locations, our gross leased store space, as of February 3, 2013, totaled approximately 5,778,000 square feet for 581 stores compared to approximately 5,743,000 square feet for 576 stores as of January 29, 2012.

Leased Properties

The following table summarizes the location and size of our leased distribution centers, customer care centers and corporate facilities occupied as of February 3, 2013:

Location	Occupied Square Footage (Approximate)
Distribution Centers	
Olive Branch, Mississippi	2,105,000
South Brunswick, New Jersey	1,351,000
City of Industry, California	1,180,000
Memphis, Tennessee[1]	1,023,000
Claremont, North Carolina	412,000
Other	278,000
Corporate Facilities	
Brisbane, California	194,000
New York City, New York	93,000
San Francisco, California	13,000
Other	41,000
Customer Care Centers	
Las Vegas, Nevada	36,000
Oklahoma City, Oklahoma	36,000
Other	17,000

[1] *See Note F to our Consolidated Financial Statements for more information.*

In addition to the above contracts, we enter into other agreements for offsite storage needs for our distribution centers and our retail store locations. As of February 3, 2013, we had approximately 109,000 square feet of leased space relating to these agreements that is not included in the occupied square footage reported above. This compares to approximately 136,000 square feet of leased space as of January 29, 2012.

Owned Properties

The following table summarizes the location and size of our owned facilities occupied as of February 3, 2013:

Location	Occupied Square Footage (Approximate)
San Francisco, California	412,000
Rocklin, California	42,000
Other	17,000

We believe that all of our facilities are adequate for our current needs and that suitable additional or substitute space will be available in the future to replace our existing facilities, or to accommodate the expansion of our operations, if necessary.

ITEM 3. LEGAL PROCEEDINGS

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes are not currently material. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol WSM. The following table sets forth the high and low selling prices of our common stock on the NYSE for the periods indicated:

Fiscal 2012	High	Low
4th Quarter	$48.07	$41.99
3rd Quarter	$48.04	$33.95
2nd Quarter	$40.76	$32.67
1st Quarter	$39.88	$34.34
Fiscal 2011	**High**	**Low**
4th Quarter	$39.98	$33.03
3rd Quarter	$40.07	$27.90
2nd Quarter	$45.48	$34.40
1st Quarter	$44.20	$32.03

The closing price of our common stock on the NYSE on April 1, 2013 was $50.80.

STOCKHOLDERS

The number of stockholders of record of our common stock as of April 1, 2013 was 394. This number excludes stockholders whose stock is held in nominee or street name by brokers.

PERFORMANCE GRAPH

This graph compares the cumulative total stockholder return for our common stock with those for the NYSE Composite Index and the S&P Retailing Index, our peer group index. The cumulative total return listed below assumed an initial investment of $100 and reinvestment of dividends. The graph shows historical stock price performance, including reinvestment of dividends, and is not necessarily indicative of future performance.

COMPARISON OF FIVE - YEAR CUMULATIVE TOTAL RETURN*
Among Williams-Sonoma, Inc., the NYSE Composite Index, and the S&P Retailing Index



$250
$200
$150
$100
$50
$0
2/1/08
1/30/09
1/31/10
1/30/11
1/29/12
2/3/13
Williams-Sonoma, Inc.
NYSE Composite
S&P Retailing

	2/1/08	1/30/09	1/31/10	1/30/11	1/29/12	2/3/13
Williams-Sonoma, Inc.	100.00	29.89	73.78	128.13	141.85	185.88
NYSE Composite Index	100.00	57.57	78.36	93.90	93.97	109.89
S&P Retailing Index	100.00	64.80	102.67	133.34	155.05	196.70

*** Notes:**

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indices are re-weighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

DIVIDENDS

In March 2013, we announced that our Board of Directors had authorized a 41% increase in our quarterly cash dividend, from $0.22 to $0.31 per common share, subject to capital availability. Total cash dividends declared were approximately $88,452,000, or $0.88 per common share, $76,308,000, or $0.73 per common share, and $62,574,000, or $0.58 per common share, in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Our quarterly cash dividend may be limited or terminated at any time.

STOCK REPURCHASE PROGRAMS

In January 2012, our Board of Directors authorized a stock repurchase program to purchase up to $225,000,000 of our common stock. During fiscal 2012, we repurchased 3,962,034 shares of our common stock at an average cost of $39.14 per share and a total cost of approximately $155,080,000. In addition, in March 2013, we announced that our Board of Directors had authorized a new stock repurchase program to purchase up to $750,000,000 of our common stock, which we intend to execute over the next three years.

The following table summarizes our repurchases of shares of our common stock under the January 2012 program during the fourth quarter of fiscal 2012:

Fiscal period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
October 29, 2012 – November 25, 2012	193,262	$45.86	193,262	$22,421,000
November 26, 2012 – December 30, 2012	253,399	$44.18	253,399	$11,225,000
December 31, 2012 – February 3, 2013	237,295	$45.21	237,295	$ 496,000
Total	683,956	$45.01	683,956	$ 496,000

Stock repurchases under these programs may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. These stock repurchase programs do not have an expiration date and may be limited or terminated at any time without prior notice.

During fiscal 2011, we repurchased 5,384,036 shares of our common stock at an average cost of $36.11 per share and a total cost of approximately $194,429,000. During fiscal 2010, we repurchased 4,263,463 shares of our common stock at an average cost of $29.32 per share and a total cost of approximately $125,000,000.

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Selected Financial Data

Dollars and amounts in thousands, except percentages, per share amounts and retail stores data	Fiscal 2012 (53 Weeks)	Fiscal 2011 (52 Weeks)	Fiscal 2010 (52 Weeks)	Fiscal 2009 (52 Weeks)	Fiscal 2008 (52 Weeks)
Results of Operations					
Net revenues	$4,042,870	$3,720,895	$3,504,158	$3,102,704	$3,361,472
Net revenue growth (decline)	8.7%	6.2%	12.9%	(7.7%)	(14.8%)
Comparable brand revenue growth (decline)[1]	6.1%	7.3%	13.9%	(9.3%)	(15.6%)
Gross margin	$1,592,476	$1,459,856	$1,373,859	$1,103,237	$1,135,172
Gross margin as a percent of net revenues	39.4%	39.2%	39.2%	35.6%	33.8%
Operating income[2]	$ 409,163	$ 381,732	$ 323,414	$ 121,442	$ 42,153
Operating margin[3]	10.1%	10.3%	9.2%	3.9%	1.3%
Net earnings	$ 256,730	$ 236,931	$ 200,227	$ 77,442	$ 30,024
Basic earnings per share	$ 2.59	$ 2.27	$ 1.87	$ 0.73	$ 0.28
Diluted earnings per share	$ 2.54	$ 2.22	$ 1.83	$ 0.72	$ 0.28
Weighted average basic shares outstanding during the period	99,266	104,352	106,956	105,763	105,530
Weighted average diluted shares outstanding during the period	101,051	106,582	109,522	107,373	106,880
Financial Position					
Working capital	$ 659,645	$ 704,567	$ 735,878	$ 616,711	$ 479,936
Total assets	$2,187,679	$2,060,838	$2,131,762	$2,079,169	$1,935,464
Return on assets	12.0%	11.3%	9.5%	3.9%	1.5%
Net cash provided by operating activities	$ 364,127	$ 291,334	$ 355,989	$ 490,718	$ 230,163
Capital expenditures	$ 205,404	$ 130,353	$ 61,906	$ 72,263	$ 191,789
Long-term debt and other long-term obligations	$ 50,216	$ 52,015	$ 59,048	$ 62,792	$ 62,071
Stockholders' equity	$1,309,138	$1,255,262	$1,258,863	$1,211,595	$1,147,984
Stockholders' equity per share (book value)	$ 13.39	$ 12.50	$ 12.00	$ 11.33	$ 10.86
Return on equity	20.0%	18.8%	16.2%	6.6%	2.6%
Annual dividends declared per share	$ 0.88	$ 0.73	$ 0.58	$ 0.48	$ 0.48
Direct-to-Customer Net Revenues					
Direct-to-customer net revenue growth (decline)	14.5%	12.4%	18.6%	(12.5%)	(15.9%)
Direct-to-customer net revenues as a percent of net revenues	46.2%	43.9%	41.5%	39.5%	41.6%
E-commerce net revenue growth (decline)	17.4%	17.9%	26.9%	(8.7%)	(6.4%)
E-commerce net revenues as a percent of direct-to-customer net revenues	88.6%	86.4%	82.4%	77.0%	73.9%
Retail Net Revenues					
Retail net revenue growth (decline)	4.1%	1.8%	9.2%	(4.3%)	(14.0%)
Retail net revenues as a percent of net revenues	53.8%	56.1%	58.5%	60.5%	58.4%
Comparable store sales growth (decline)[1]	2.3%	3.5%	9.8%	(5.1%)	(17.2%)
Number of stores at year-end	581	576	592	610	627
Store selling square footage at year-end	3,548,000	3,535,000	3,609,000	3,763,000	3,828,000
Store leased square footage at year-end	5,778,000	5,743,000	5,831,000	6,081,000	6,148,000

1 *Comparable brand revenue and comparable store sales are calculated on a 52-week to 52-week basis, with the exception of fiscal 2012 which was calculated on a 53-week to 53-week basis. See definition of comparable brand revenue and comparable stores within "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

2 *Operating income is defined as earnings before net interest income or expense and income taxes.*

3 *Operating margin is defined as operating income as a percentage of net revenues.*

The information set forth above is not necessarily indicative of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto in this Annual Report on Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition, results of operations, and liquidity and capital resources for the 53 weeks ended February 3, 2013 ("fiscal 2012"), the 52 weeks ended January 29, 2012 ("fiscal 2011"), and the 52 weeks ended January 30, 2011 ("fiscal 2010") should be read in conjunction with our consolidated financial statements and notes thereto. As fiscal 2012 was a 53-week year, as opposed to a 52-week year in fiscal 2011, our discussion below includes approximately $70 million of net revenues and $0.07 of diluted earnings per share associated with that additional week. All explanations of changes in operational results are discussed in order of magnitude.

OVERVIEW

Fiscal 2012 Financial Results

Net revenues exceeded four billion dollars for the first time in our history, increasing 8.7% to $4,042,870,000, including the impact of the additional week in fiscal 2012. This compared to net revenues of $3,720,895,000 in fiscal 2011. Comparable brand revenues increased 6.1% during fiscal 2012, and diluted earnings per share increased to $2.54 from $2.22 in fiscal 2011. We also ended the year with $424,555,000 in cash.

Direct-to-customer net revenues in fiscal 2012, including the impact of the additional week, increased by $236,575,000, or 14.5%, compared to fiscal 2011. This increase was driven by growth across all brands, led by Pottery Barn, West Elm, Pottery Barn Kids and Williams-Sonoma. In e-commerce, net revenues increased 17.4% to $1,656,197,000 in fiscal 2012, compared to $1,410,236,000 in fiscal 2011. Direct-to-customer net revenues generated 46% of total company net revenues in fiscal 2012 versus 44% in fiscal 2011.

Retail net revenues in fiscal 2012, including the impact of the additional week, increased by $85,400,000, or 4.1%, compared to fiscal 2011. This increase was primarily driven by Pottery Barn and West Elm, partially offset by a decrease in Williams-Sonoma. Comparable store sales in fiscal 2012 increased 2.3%.

In the Pottery Barn brand, net revenues grew to $1,752,997,000, and comparable brand revenues increased 8.5%. Throughout the year, we remained focused on selling innovative products at a great value, presented in an inspirational way, across all of our channels. In the Williams-Sonoma brand, net revenues were $980,709,000, and comparable brand revenues decreased 1.1%. Although the promotional environment intensified during the holiday season, we made progress on our initiatives to introduce exclusive and innovative products, and our strongest performance was in those categories where we had the highest proportion of these products. Although the brand's direct-to-customer channel had the third highest growth rate of any of our brands, there is still progress to be made in our retail stores. In the Pottery Barn Kids brand, net revenues increased to $557,516,000, and comparable brand revenues increased 5.6%. Textiles and furniture, especially in nursery, drove these results. In the West Elm brand, net revenues increased to $430,099,000, and comparable brand revenues grew 17.4% in fiscal 2012 on top of 30.3% in fiscal 2011. These results continued to be driven by all categories including furniture, textiles and decorative accessories. In the PBteen brand, net revenues increased to $220,081,000, and comparable brand revenues increased 1.7%. The brand gained momentum throughout the fiscal year as our in-stock inventory positions improved.

Fiscal 2012 Operational Results

In fiscal 2012, we continued to be focused on our customer, allowing us to deliver increased revenue and profitability, while simultaneously investing in our future growth. Further, we continued to make progress on our long-term strategic initiatives to: successfully execute our brand strategies and launch new businesses; lay the foundation for the expansion of our brands' global presence; invest in our supply chain in order to reduce cost and improve service; and invest in the technologies and infrastructure underlying all of these initiatives in order to enhance our leading multi-channel business.

While the Williams-Sonoma brand has grown in size to almost one billion dollars, 75% of our revenues now come from our other internally developed brands. In 2012, we broadened the reach and relevance of each of our brands and invested in new businesses. In the Williams-Sonoma brand, we are executing a vision that allows us to be less reliant on branded goods. In all of the Pottery Barn brands, we continued to deliver strong growth, and West Elm, one of our largest growth vehicles, is now approaching 11% of our business. Also, in fiscal 2012, we incubated and launched new businesses, including: Mark and Graham, which specializes in personalized products and gifts; West Elm Market, a brand extension of West Elm that expands the brand to new categories in new settings; and Agrarian, a new category extension of the Williams-Sonoma brand which celebrates homemade and homegrown. Fiscal 2012 also marked Rejuvenation's first full year of operations as a part of our portfolio of brands. We plan to expand on each of these businesses in 2013.

In our global business, our franchise operations continue to grow. In fiscal 2012, an additional 10 stores were opened in the Middle East by our unaffiliated franchisee, including the first PBteen store, and there are now 23 franchise stores at the end of fiscal 2012. In fiscal 2013, we will enter into the Australian market, with four company-owned retail stores, e-commerce websites and distribution operations.

In our supply chain, we focused on reducing costs and improving service through continued network re-design and the in-sourcing of our foreign agent operations, particularly our Vietnam and South China furniture sourcing.

Our technology investments support our initiatives and allow us to elevate our service levels. In fiscal 2012, these investments focused on e-commerce capabilities, global expansion, supply chain and our stores, and enabled us to make our information technology output more scalable, which is critical to our future growth.

Finally, we remain committed to our stockholders and returning excess cash. In fiscal 2012, we returned $242,927,000 in the form of share repurchases and dividends and, in March 2013, we announced that our Board of Directors had authorized a 41% increase in our quarterly dividend to $0.31 per share and a new $750,000,000, three-year stock repurchase program.

Results of Operations

NET REVENUES

Net revenues consist of direct-to-customer net revenues and retail net revenues. Direct-to-customer net revenues include sales of merchandise to customers through our e-commerce websites and our catalogs, as well as shipping fees. Retail net revenues include sales of merchandise to customers at our retail stores, as well as shipping fees on any products shipped to our customers' homes. Shipping fees consist of revenue received from customers for delivery of merchandise to their homes. Revenues are presented net of sales returns and other discounts.

Dollars in thousands	Fiscal 2012 (53 Weeks)	% Total	Fiscal 2011 (52 Weeks)	% Total	Fiscal 2010 (52 Weeks)	% Total
Direct-to-customer net revenues	$1,869,386	46.2%	$1,632,811	43.9%	$1,452,572	41.5%
Retail net revenues	2,173,484	53.8%	2,088,084	56.1%	2,051,586	58.5%
Net revenues	$4,042,870	100.0%	$3,720,895	100.0%	$3,504,158	100.0%


Form 10-K

Net revenues in fiscal 2012, including the impact of the additional week of net revenues in fiscal 2012, increased by $321,975,000, or 8.7%, compared to fiscal 2011. This increase was driven by growth of 6.1% in comparable brand revenue, including e-commerce net revenue growth of 17.4% within the direct-to-customer channel, and a 2.3% increase in comparable store sales. Increased net revenues during fiscal 2012 were driven by the Pottery Barn, West Elm and Pottery Barn Kids brands.

Net revenues in fiscal 2011 increased by $216,737,000, or 6.2%, compared to fiscal 2010. This increase was driven by growth of 7.3% in comparable brand revenue, including e-commerce net revenue growth of 17.9% within the direct-to-customer channel and a 3.5% increase in comparable store sales. Increased net revenues during fiscal 2011 were driven by the Pottery Barn, West Elm and Pottery Barn Kids brands.

The following table summarizes our net revenues by brand for fiscal 2012, fiscal 2011 and fiscal 2010.

Dollars in thousands	Fiscal 2012 (53 Weeks)	Fiscal 2011 (52 Weeks)	Fiscal 2010 (52 Weeks)
Pottery Barn	$1,752,997	$1,600,847	$1,511,029
Williams-Sonoma	980,709	994,425	1,006,086
Pottery Barn Kids	557,516	521,565	487,647
West Elm	430,099	335,980	259,936
PBteen	220,081	212,270	197,635
Other	101,468	55,808	41,825
Total	$4,042,870	$3,720,895	$3,504,158

Comparable Brand Revenue

Comparable brand revenue includes retail comparable store sales and direct-to-customer sales, as well as shipping fees, sales returns and other discounts associated with current period sales. Outlet comparable store net revenues are included in their respective brands. Sales related to our international franchised stores have been excluded as these stores are not operated by us.

Comparable stores are defined as permanent stores in which gross square footage did not change by more than 20% in the previous 12 months and which have been open for at least 12 consecutive months without closure for seven or more consecutive days.

Percentages represent changes in comparable brand revenue compared to the same period in the prior year.

Comparable brand revenue growth (decline)	Fiscal 2012 (53 Weeks)	Fiscal 2011 (52 Weeks)	Fiscal 2010 (52 Weeks)
Pottery Barn	8.5%	7.6%	17.7%
Williams-Sonoma[1]	(1.1%)	0.0%	5.7%
Pottery Barn Kids	5.6%	7.4%	16.4%
West Elm	17.4%	30.3%	20.8%
PBteen	1.7%	7.4%	21.1%
Total	6.1%	7.3%	13.9%

[1] *Williams-Sonoma excludes net revenues from Williams-Sonoma Home merchandise. Including Williams-Sonoma Home, comparable brand revenue growth (decline) for Williams-Sonoma was (1.7%), (0.3%) and 5.0% in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Williams-Sonoma Home net revenues, however, are included in the total.*

DIRECT-TO-CUSTOMER NET REVENUES

Dollars in thousands	Fiscal 2012 (53 Weeks)	Fiscal 2011 (52 Weeks)	Fiscal 2010 (52 Weeks)
Direct-to-customer net revenues	$1,869,386	$1,632,811	$1,452,572
Direct-to-customer net revenue growth	14.5%	12.4%	18.6%
E-commerce net revenue growth	17.4%	17.9%	26.9%
E-commerce net revenues as a percent of direct-to-customer net revenues	88.6%	86.4%	82.4%

Direct-to-customer net revenues in fiscal 2012, including the impact of the additional week of net revenues in fiscal 2012, increased by $236,575,000, or 14.5%, compared to fiscal 2011. This increase was driven by growth across all brands, led by Pottery Barn, West Elm, Pottery Barn Kids and Williams-Sonoma. In e-commerce, net revenues increased 17.4% to $1,656,197,000 in fiscal 2012, compared to $1,410,236,000 in fiscal 2011. Direct-to-customer net revenues generated 46% of total company net revenues in fiscal 2012 versus 44% in fiscal 2011.

Direct-to-customer net revenues in fiscal 2011 increased by $180,239,000, or 12.4%, compared to fiscal 2010. This increase was driven by 17.9% growth in e-commerce net revenues in fiscal 2011 compared to fiscal 2010. Increased net revenues during fiscal 2011 were driven by growth across all brands, led by Pottery Barn, West Elm and Pottery Barn Kids.

RETAIL NET REVENUES AND OTHER DATA

Dollars in thousands	Fiscal 2012 (53 Weeks)	Fiscal 2011 (52 Weeks)	Fiscal 2010 (52 Weeks)
Retail net revenues	$2,173,484	$2,088,084	$2,051,586
Retail net revenue growth	4.1%	1.8%	9.2%
Comparable store sales growth	2.3%	3.5%	9.8%
Number of stores – beginning of year	576	592	610
Number of new stores	21	5	4
Number of acquired stores[1]	—	3	—
Number of new stores due to remodeling[2]	9	10	7
Number of permanently closed stores	(16)	(27)	(24)
Number of closed stores due to remodeling[2]	(9)	(7)	(5)
Number of stores – end of year	581	576	592
Store selling square footage at year-end	3,548,000	3,535,000	3,609,000
Store leased square footage ("LSF") at year-end	5,778,000	5,743,000	5,831,000

[1] *On November 1, 2011, we acquired Rejuvenation, Inc. See Note N to our Consolidated Financial Statements.*

[2] *Remodeled stores are defined as those stores temporarily closed and subsequently reopened during the year due to square footage expansion, store modification or relocation.*

	Fiscal 2012		Fiscal 2011		Fiscal 2010	
	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store	Store Count	Avg. LSF Per Store
Williams-Sonoma	253	6,600	259	6,500	260	6,400
Pottery Barn	192	13,900	194	13,800	193	13,100
Pottery Barn Kids	84	8,100	83	8,200	85	8,100
West Elm	48	14,900	37	17,100	36	17,100
Rejuvenation	4	13,200	3	17,200	—	—
Outlets[1]	—	—	—	—	18	19,600
Total	581	9,900	576	10,000	592	9,800

[1] *Beginning in fiscal 2011, Outlet stores and their leased square footage have been reclassified into their respective brands.*

Form 10-K

Retail net revenues in fiscal 2012, including the impact of the additional week of net revenues in fiscal 2012, increased by $85,400,000, or 4.1%, compared to fiscal 2011. This increase was primarily driven by Pottery Barn and West Elm, partially offset by a decrease in Williams-Sonoma. Comparable store sales in fiscal 2012 increased 2.3%.

Retail net revenues in fiscal 2011 increased by $36,498,000, or 1.8%, compared to fiscal 2010. This increase was primarily driven by West Elm, Pottery Barn, international franchise operations and Pottery Barn Kids, despite a 1.5% year-over-year reduction in retail leased square footage, due to 16 net fewer stores (including the closure of our Williams-Sonoma Home stores at the end of fiscal 2010). Comparable store sales in fiscal 2011 increased 3.5%.

COST OF GOODS SOLD

Dollars in thousands	Fiscal 2012 (53 Weeks)	% Net Revenues	Fiscal 2011 (52 Weeks)	% Net Revenues	Fiscal 2010 (52 Weeks)	% Net Revenues
Cost of goods sold[1]	$2,450,394	60.6%	$2,261,039	60.8%	$2,130,299	60.8%

[1] *Includes total occupancy expenses of $517,300,000, $500,660,000 and $506,712,000 in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.*

Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Our classification of expenses in cost of goods sold may not be comparable to other public companies, as we do not include non-occupancy related costs associated with our distribution network in cost of goods sold. These costs, which include distribution network employment, third party warehouse management and other distribution-related administrative expenses, are recorded in selling, general and administrative expenses.

Within our reportable segments, the direct-to-customer channel does not incur freight-to-store or store occupancy expenses, and typically operates with lower markdowns and inventory shrinkage than the retail channel. However, the direct-to-customer channel incurs higher customer shipping, damage and replacement costs than the retail channel.

Fiscal 2012 vs. Fiscal 2011

Cost of goods sold increased by $189,355,000, or 8.4%, in fiscal 2012 compared to fiscal 2011. Cost of goods sold as a percentage of net revenues decreased to 60.6% in fiscal 2012 from 60.8% in fiscal 2011. This decrease was primarily driven by the leverage of fixed occupancy expenses due to increasing net revenues, partially offset by lower selling margins.

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues increased approximately 70 basis points during fiscal 2012 compared to fiscal 2011. This increase as a percentage of net revenues was primarily driven by lower selling margins, partially offset by the leverage of fixed occupancy expenses due to increasing net revenues.

In the retail channel, cost of goods sold as a percentage of net revenues decreased 30 basis points during fiscal 2012 compared to fiscal 2011. This decrease as a percentage of net revenues was primarily driven by the leverage of fixed occupancy expenses.

Fiscal 2011 vs. Fiscal 2010

Cost of goods sold increased by $130,740,000, or 6.1%, in fiscal 2011 compared to fiscal 2010. Cost of goods sold as a percentage of net revenues remained flat at 60.8% in fiscal 2011 compared to fiscal 2010. The leverage of fixed occupancy expenses due to increasing net revenues and a decrease in occupancy expense dollars was offset by lower selling margins due to higher promotional activity (including shipping fees).

In the direct-to-customer channel, cost of goods sold as a percentage of direct-to-customer net revenues increased approximately 70 basis points during fiscal 2011 compared to fiscal 2010. This increase as a percentage of net revenues was primarily driven by lower selling margins due to higher promotional activity (including shipping fees), partially offset by the leverage of fixed occupancy expenses due to increasing net revenues.

In the retail channel, cost of goods sold as a percentage of retail net revenues remained relatively flat during fiscal 2011 compared to fiscal 2010. A decrease in occupancy expense dollars and the leverage of fixed occupancy expenses due to increasing net revenues was offset by lower selling margins due to higher promotional activity.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Dollars in thousands	Fiscal 2012 (53 Weeks)	% Net Revenues	Fiscal 2011 (52 Weeks)	% Net Revenues	Fiscal 2010 (52 Weeks)	% Net Revenues
Selling, general and administrative expenses	$1,183,313	29.3%	$1,078,124	29.0%	$1,050,445	30.0%

Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection) and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

We experience differing employment and advertising costs as a percentage of net revenues within the retail and direct-to-customer channels due to their distinct distribution and marketing strategies. Store employment costs represent a greater percentage of retail net revenues than employment costs as a percentage of net revenues within the direct-to-customer channel. However, advertising expenses are higher within the direct-to-customer channel than in the retail channel.

Fiscal 2012 vs. Fiscal 2011

Selling, general and administrative expenses increased by $105,189,000, or 9.8%, in fiscal 2012 compared to fiscal 2011. Including employee separation charges of $6,935,000 primarily related to the retirement of our former Executive Vice President, Chief Operating and Chief Financial Officer, and expense of approximately $6,071,000 from asset impairment charges, selling, general and administrative expenses as a percentage of net revenues increased to 29.3% during fiscal 2012 from 29.0% during fiscal 2011 (which included expense of $2,819,000 from asset impairment and early lease termination charges). This increase was primarily driven by higher employment costs, including employee separation charges, and increases in other expenses resulting from planned incremental investments to support e-commerce, global expansion and business development growth strategies, partially offset by greater advertising efficiency.

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of net revenues decreased 110 basis points during fiscal 2012 compared to fiscal 2011. This decrease was primarily driven by greater advertising efficiency.

In the retail channel, selling, general and administrative expenses as a percentage of net revenues increased 80 basis points during fiscal 2012 compared to fiscal 2011. This increase was primarily driven by higher employment costs.

Fiscal 2011 vs. Fiscal 2010
Selling, general and administrative expenses increased by $27,679,000, or 2.6%, in fiscal 2011 compared to fiscal 2010. Including expense of approximately $2,819,000 from asset impairment and early lease termination charges for underperforming retail stores, selling, general and administrative expenses as a percentage of net revenues decreased to 29.0% in fiscal 2011 from 30.0% in fiscal 2010 (which included $16,384,000 from asset impairment and early lease termination charges for underperforming retail stores and $4,319,000 associated with the retirement of our former Chairman and Chief Executive Officer). This decrease was primarily driven by a decrease in asset impairment and early lease termination charges related to our underperforming retail stores in fiscal 2011, lower incentive compensation costs, greater advertising productivity and reductions in other general expenses. This decrease was partially offset by higher employment which is reflective of our planned incremental investment to support our e-commerce, global expansion and business development growth strategies.


Form 10-K

In the direct-to-customer channel, selling, general and administrative expenses as a percentage of direct-to-customer net revenues decreased approximately 120 basis points in fiscal 2011 compared to fiscal 2010. This decrease as a percentage of net revenues was primarily driven by greater advertising productivity and the leverage of other general expenses due to increasing net revenues, partially offset by higher employment.

In the retail channel, selling, general and administrative expenses as a percentage of retail net revenues decreased approximately 60 basis points in fiscal 2011 compared to fiscal 2010. This decrease as a percentage of net revenues was primarily driven by a decrease in asset impairment and early lease termination charges and reductions in other general expenses, partially offset by higher employment.

INCOME TAXES

Our effective income tax rate was 37.4% for fiscal 2012, 37.9% for fiscal 2011, and 38.0% for fiscal 2010. The decrease in the effective income tax rate in fiscal 2012 over fiscal 2011 was primarily driven by certain favorable income tax resolutions and credits.

LIQUIDITY AND CAPITAL RESOURCES

As of February 3, 2013, we held $424,555,000 in cash and cash equivalent funds, the majority of which are held in money market funds and highly liquid U.S. Treasury bills. As is consistent within our industry, our cash balances are seasonal in nature, with the fourth quarter historically representing a significantly higher level of cash than other periods.

Throughout the fiscal year, we utilize our cash balances to build our inventory levels in preparation for our fourth quarter holiday sales. In fiscal 2013, we plan to use our cash resources to fund our inventory and inventory related purchases, advertising and marketing initiatives, stock repurchases and dividend payments and purchases of property and equipment. In addition to the current cash balances on hand, we have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to December 22, 2016, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000 to provide for a total of $500,000,000 of unsecured revolving credit. During fiscal 2012 and fiscal 2011, we had no borrowings under the credit facility, and no amounts were outstanding as of February 3, 2013 or January 29, 2012. However, as of February 3, 2013, $4,970,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. Additionally, as of February 3, 2013, we had three unsecured letter of credit reimbursement facilities for a total of $90,000,000, of which an aggregate of $18,578,000 was outstanding. These letter of credit facilities represent only a future commitment to fund inventory purchases to which we had not taken legal title. We are currently in compliance with all of our financial covenants and, based on our current projections, we expect to remain in compliance throughout fiscal 2013. We believe our cash on hand, in addition to our available credit facilities, will provide adequate liquidity for our business operations over the next 12 months.

Cash Flows from Operating Activities
In fiscal 2012, net cash provided by operating activities was $364,127,000 compared to $291,334,000 in fiscal 2011. Net cash provided by operating activities in fiscal 2012 was primarily attributable to net earnings after non-cash adjustments and an increase in accounts payable, partially offset by an increase in merchandise inventories. Net cash provided by operating activities in fiscal 2012 increased compared to fiscal 2011 primarily due to the timing of payments associated with accounts payable and accrued salaries, benefits and other expenses, and an increase in income taxes payable and customer deposits, partially offset by an increase in inventory purchases.

In fiscal 2011, net cash provided by operating activities was $291,334,000 compared to $355,989,000 in fiscal 2010. Net cash provided by operating activities in fiscal 2011 was primarily attributable to net earnings. Net cash provided by operating activities in fiscal 2011 decreased compared to fiscal 2010 primarily due to a decrease in accounts payable and accrued liabilities and a decrease in income taxes payable, partially offset by an increase in fiscal 2011 net earnings.

Cash Flows from Investing Activities
Net cash used in investing activities was $206,815,000 for fiscal 2012 compared to $157,704,000 in fiscal 2011. Fiscal 2012 purchases of property and equipment were $205,404,000, comprised of $76,479,000 for 21 new and 9 remodeled or expanded stores, $67,077,000 for systems development projects (including e-commerce websites), and $61,848,000 for distribution center and other infrastructure projects. Net cash used in investing activities for fiscal 2012 increased compared to fiscal 2011 primarily due to an increase in purchases of property and equipment.

Net cash used in investing activities was $157,704,000 for fiscal 2011 compared to $63,995,000 in fiscal 2010. Fiscal 2011 purchases of property and equipment were $130,353,000, comprised of $53,679,000 for systems development projects (including e-commerce websites), $42,263,000 for 5 new and 12 remodeled or expanded stores and $34,411,000 for distribution center and other infrastructure projects. Net cash used in investing activities for fiscal 2011 increased compared to fiscal 2010 primarily due to an increase in purchases of property and equipment, as well as our acquisition of Rejuvenation in the fourth quarter of fiscal 2011.

Cash Flows from Financing Activities
For fiscal 2012, net cash used in financing activities was $236,445,000 compared to $259,039,000 in fiscal 2011. Net cash used in financing activities in fiscal 2012 was primarily attributable to repurchases of common stock of $155,080,000 and the payment of dividends of $87,847,000. Net cash used in financing activities in fiscal 2012 decreased compared to fiscal 2011 primarily due to a decrease in our repurchase of common stock, partially offset by an increase in the payment of dividends.

For fiscal 2011, net cash used in financing activities was $259,039,000 compared to $178,315,000 in fiscal 2010. Net cash used in financing activities in fiscal 2011 was primarily attributable to repurchases of common stock of $194,429,000 and the payment of dividends of $68,877,000. Net cash used in financing activities in fiscal 2011 increased compared to fiscal 2010 primarily due to an increase in our repurchase of common stock.

Dividends

See section titled Dividends within Part II, Item 5 of this Annual Report on Form 10-K for further information.

Stock Repurchase Programs

See section titled Stock Repurchase Programs within Part II, Item 5 of this Annual Report on Form 10-K for further information.

Contractual Obligations

The following table provides summary information concerning our future contractual obligations as of February 3, 2013:

Dollars in thousands	Payments Due by Period[1]				
	Fiscal 2013	Fiscal 2014 to Fiscal 2016	Fiscal 2017 to Fiscal 2018	Thereafter	Total
Operating leases[2]	$224,579	$555,502	$266,510	$397,662	$1,444,253
Purchase obligations[3]	641,266	2,635	—	—	643,901
Memphis-based distribution facilities obligation[4]	1,635	3,753	—	—	5,388
Interest[5]	528	556	—	—	1,084
Capital leases	89	—	—	—	89
Total	$868,097	$562,446	$266,510	$397,662	$2,094,715

[1] *This table excludes $11.5 million of liabilities for unrecognized tax benefits associated with uncertain tax positions as we are not able to reasonably estimate when and if cash payments for these liabilities will occur. This amount, however, has been recorded as a liability in the accompanying Consolidated Balance Sheet as of February 3, 2013.*

[2] *Projected payments include only those amounts that are fixed and determinable as of the reporting date. See Note E to our Consolidated Financial Statements for discussion of our operating leases.*

[3] *Represents estimated commitments at year-end to purchase inventory and other goods and services in the normal course of business to meet operational requirements.*

[4] *Represents bond-related debt pertaining to the consolidation of one of our Memphis-based distribution facilities. See Note F to our Consolidated Financial Statements.*

[5] *Represents interest expected to be paid on our long-term debt and our capital leases.*


Form 10-K

Other Contractual Obligations

We have other liabilities reflected in our Consolidated Balance Sheet. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. The timing of these payments cannot be determined, except for amounts estimated to be payable in fiscal 2013, which are included in our current liabilities as of February 3, 2013.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnification relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

Commercial Commitments

The following table provides summary information concerning our outstanding commercial commitments as of February 3, 2013:

Dollars in thousands	Amount of Outstanding Commitment Expiration By Period[1]				
	Fiscal 2013	Fiscal 2014 to Fiscal 2016	Fiscal 2017 to Fiscal 2018	Thereafter	Total
Letter of credit facilities	$18,578	—	—	—	$18,578
Standby letters of credit	4,970	—	—	—	4,970
Credit facility	—	—	—	—	—
Total	$23,548	—	—	—	$23,548

[1] *See Note C to our Consolidated Financial Statements for discussion of our borrowing arrangements.*

IMPACT OF INFLATION

The impact of inflation (or deflation) on our results of operations for the past three fiscal years has not been significant. In light of the recent economic environment, however, we cannot be certain of the effect inflation (or deflation) may have on our results of operations in the future.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

We believe the following critical accounting policies used in the preparation of our consolidated financial statements include significant estimates and assumptions.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. To determine if the value of our inventory should be marked down below cost, we consider current and anticipated demand, customer preferences and age of the merchandise. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales and selling prices.

Reserves for shrinkage are estimated and recorded throughout the year, at the concept and channel level, as a percentage of net sales based on historical shrinkage results, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, distribution centers, off-site storage locations, and with our third party transportation providers. Accordingly, there is no shrinkage reserve at year-end.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates include calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly throughout the year. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves throughout the year. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on net earnings. As of February 3, 2013 and January 29, 2012, our inventory obsolescence reserves were $12,273,000 and $12,026,000, respectively.

Advertising and Prepaid Catalog Expenses
Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement, with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of estimated direct-to-customer revenues for the period to the total estimated direct-to-customer revenues over the life of the catalog on an

individual catalog basis. Estimated direct-to-customer revenues over the life of the catalog are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog-related costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

We review the carrying value of all long-lived assets for impairment, primarily at a store level, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. Impairment may result when the carrying value of the asset exceeds the estimated undiscounted future cash flows over its remaining useful life. For store impairment, our estimate of undiscounted future cash flows over the store lease term is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment rates, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the asset's net carrying value and its fair value. Long-lived assets are measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. The fair value is estimated based upon the present value of estimated future cash flows (discounted at a rate commensurate with the risk and that approximates our weighted average cost of capital).


Form 10-K

Goodwill
Goodwill is not amortized, but rather is subject to impairment testing annually (on the first day of the fourth quarter), or between annual tests whenever events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying amount. The first step of the impairment test requires determining the fair value of the reporting unit. We use the income approach, whereby we estimate the fair value based on the present value of estimated future cash flows. The process of evaluating the potential impairment of goodwill is subjective and requires significant estimates and assumptions such as estimates for sales growth, gross margins, employment rates, inflation and future economic and market conditions. Actual future results may differ from those estimates. If the carrying value of the reporting unit's assets and liabilities, including goodwill, is in excess of its fair value, goodwill may be impaired, and we must perform a second step of comparing the implied fair value of the goodwill to its carrying value to determine the impairment charge, if any. At February 3, 2013 and January 29, 2012, we had goodwill of $18,951,000 and $19,301,000, respectively, included in other assets, primarily related to our fiscal 2011 acquisition of Rejuvenation. We did not recognize any goodwill impairment in fiscal 2012 or fiscal 2011.

Self-Insured Liabilities
We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and product and general liability claims reserves based on an actuarial analysis of historical claims data. Self-insurance reserves for employee health benefits, workers' compensation and product

and general liability claims were $20,275,000 and $19,103,000 as of February 3, 2013 and January 29, 2012, respectively, and are recorded within accrued salaries, benefits and other within our Consolidated Balance Sheets.

Stock-Based Compensation
We account for stock-based compensation arrangements by measuring and recognizing compensation expense in our consolidated financial statements for all stock-based awards using a fair value based-method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of grant. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised, converted or cancelled. The fair value of each stock-based award is amortized over the requisite service period.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Additionally, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, which include significant deterioration of the U.S. and foreign markets, changes in U.S. interest rates, foreign currency exchange rates, including the devaluation of the U.S. dollar, and the effects of uncertain economic forces which may affect the prices we pay our vendors in the foreign countries in which we do business. We do not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk

As of February 3, 2013, our line of credit facility was the only instrument we held with a variable interest rate which could, if drawn upon, subject us to risks associated with changes in that interest rate. As of February 3, 2013, there were no amounts outstanding under our credit facility.

In addition, we have fixed and variable income investments consisting of short-term investments classified as cash and cash equivalents, which are also affected by changes in market interest rates. As of February 3, 2013, our investments, made primarily in money market funds, interest-bearing demand deposit accounts and highly liquid U.S. Treasury bills, are stated at cost and approximate their fair values.


Form 10-K

Foreign Currency Risks

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are denominated in U.S. dollars. Approximately 2% of our international purchase transactions are in currencies other than the U.S. dollar, primarily the euro. Any currency risks related to these international purchase transactions were not significant to us during fiscal 2012 and fiscal 2011. Since we pay for the majority of our international purchases in U.S. dollars, however, a decline in the U.S. dollar relative to other foreign currencies would subject us to risks associated with increased purchasing costs from our vendors in their effort to offset any lost profits associated with any currency devaluation. We cannot predict with certainty the effect these increased costs may have on our financial statements or results of operations.

In addition, as of February 3, 2013, our retail stores in Canada and our limited operations in Asia, Europe and Australia, expose us to market risk associated with foreign currency exchange rate fluctuations. Although these exchange rate fluctuations have not been material to us in the past, we intend to enter into foreign currency contracts beginning in fiscal 2013 to minimize the currency remeasurement risk associated with the transactions of our foreign subsidiaries. We did not enter into any foreign currency contracts during fiscal 2012 or fiscal 2011.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Williams-Sonoma, Inc.
Consolidated Statements of Earnings

Dollars and shares in thousands, except per share amounts	Fiscal Year Ended Feb. 3, 2013 (53 Weeks)	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)
Net revenues	$4,042,870	$3,720,895	$3,504,158
Cost of goods sold	2,450,394	2,261,039	2,130,299
Gross margin	1,592,476	1,459,856	1,373,859
Selling, general and administrative expenses	1,183,313	1,078,124	1,050,445
Operating income	409,163	381,732	323,414
Interest (income) expense, net	(793)	(98)	354
Earnings before income taxes	409,956	381,830	323,060
Income taxes	153,226	144,899	122,833
Net earnings	$ 256,730	$ 236,931	$ 200,227
Basic earnings per share	$ 2.59	$ 2.27	$ 1.87
Diluted earnings per share	$ 2.54	$ 2.22	$ 1.83
Shares used in calculation of earnings per share:			
Basic	99,266	104,352	106,956
Diluted	101,051	106,582	109,522

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Comprehensive Income

Dollars in thousands	Fiscal Year Ended Feb. 3, 2013 (53 Weeks)	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)
Net earnings	$ 256,730	$ 236,931	$ 200,227
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustment	1,043	(400)	2,603
Comprehensive income	$ 257,773	$ 236,531	$ 202,830

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Balance Sheets

Dollars and shares in thousands, except per share amounts	Feb. 3, 2013	Jan. 29, 2012
ASSETS		
Current assets		
Cash and cash equivalents	$ 424,555	$ 502,757
Restricted cash	16,055	14,732
Accounts receivable, net	62,985	45,961
Merchandise inventories, net	640,024	553,461
Prepaid catalog expenses	37,231	34,294
Prepaid expenses	26,339	24,188
Deferred income taxes, net	99,764	91,744
Other assets	9,819	9,229
Total current assets	1,316,772	1,276,366
Property and equipment, net	812,037	734,672
Non-current deferred income taxes, net	12,398	12,382
Other assets, net	46,472	37,418
Total assets	$2,187,679	$2,060,838
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 259,162	$ 218,329
Accrued salaries, benefits and other	120,632	111,774
Customer deposits	207,415	190,417
Income taxes payable	41,849	22,435
Current portion of long-term debt	1,724	1,795
Other liabilities	26,345	27,049
Total current liabilities	657,127	571,799
Deferred rent and lease incentives	171,198	181,762
Long-term debt	3,753	5,478
Other long-term obligations	46,463	46,537
Total liabilities	878,541	805,576
Commitments and contingencies – See Note J		
Stockholders' equity		
Preferred stock: $.01 par value; 7,500 shares authorized; none issued	0	0
Common stock: $.01 par value; 253,125 shares authorized; 97,734 and 100,451 shares issued and outstanding at February 3, 2013 and January 29, 2012, respectively	977	1,005
Additional paid-in capital	503,616	478,720
Retained earnings	790,912	762,947
Accumulated other comprehensive income	13,633	12,590
Total stockholders' equity	1,309,138	1,255,262
Total liabilities and stockholders' equity	$2,187,679	$2,060,838

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Stockholders' Equity

Dollars and shares in thousands	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at January 31, 2010	106,962	$1,070	$448,848	$ 751,290	$10,387	$1,211,595
Net earnings	—	—	—	200,227	—	200,227
Foreign currency translation adjustment	—	—	—	—	2,603	2,603
Exercise of stock-based awards and related tax effect	983	10	23,290	—	—	23,300
Conversion/release of stock-based awards	1,206	12	(17,930)	—	—	(17,918)
Repurchase and retirement of common stock	(4,263)	(43)	(13,945)	(111,012)	—	(125,000)
Stock-based compensation expense	—	—	26,622	8	—	26,630
Dividends declared	—	—	—	(62,574)	—	(62,574)
Balance at January 30, 2011	104,888	$1,049	$466,885	$ 777,939	$12,990	$1,258,863
Net earnings	—	—	—	236,931	—	236,931
Foreign currency translation adjustment	—	—	—	—	(400)	(400)
Exercise of stock-based awards and related tax effect	430	4	17,921	—	—	17,925
Conversion/release of stock-based awards	517	5	(11,661)	—	—	(11,656)
Repurchase and retirement of common stock	(5,384)	(53)	(18,757)	(175,619)	—	(194,429)
Stock-based compensation expense	—	—	24,332	4	—	24,336
Dividends declared	—	—	—	(76,308)	—	(76,308)
Balance at January 29, 2012	100,451	$1,005	$478,720	$ 762,947	$12,590	$1,255,262
Net earnings	—	—	—	256,730	—	256,730
Foreign currency translation adjustment	—	—	—	—	1,043	1,043
Exercise of stock-based awards and related tax effect	506	5	27,225	—	—	27,230
Conversion/release of stock-based awards	739	7	(18,644)	—	—	(18,637)
Repurchase and retirement of common stock	(3,962)	(40)	(14,741)	(140,299)	—	(155,080)
Stock-based compensation expense	—	—	31,056	(14)	—	31,042
Dividends declared	—	—	—	(88,452)	—	(88,452)
Balance at February 3, 2013	97,734	$ 977	$503,616	$ 790,912	$13,633	$1,309,138

See Notes to Consolidated Financial Statements.

Williams-Sonoma, Inc.
Consolidated Statements of Cash Flows

Dollars in thousands	Fiscal Year Ended Feb. 3, 2013 (53 Weeks)	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)
Cash flows from operating activities:			
Net earnings	$ 256,730	$ 236,931	$ 200,227
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	134,453	130,553	144,630
(Gain)/loss on sale/disposal of assets	2,317	2,040	(1,139)
Impairment of assets	6,071	840	5,453
Amortization of deferred lease incentives	(26,694)	(27,547)	(37,115)
Deferred income taxes	(9,029)	14,210	23,566
Tax benefit from exercise of stock-based awards	12,725	8,515	10,450
Excess tax benefit from exercise of stock-based awards	(12,683)	(8,021)	(11,239)
Stock-based compensation expense	31,042	24,336	26,630
Other	0	17	0
Changes in:			
Accounts receivable	(16,408)	(4,763)	3,477
Merchandise inventories	(85,981)	(34,853)	(46,464)
Prepaid catalog expenses	(2,937)	2,559	(4,048)
Prepaid expenses and other assets	(12,204)	(2,065)	(1,729)
Accounts payable	22,461	(21,154)	35,946
Accrued salaries, benefits and other current and long-term liabilities	9,147	(16,030)	19,314
Customer deposits	16,962	(2,242)	(3,112)
Deferred rent and lease incentives	18,803	7,570	(2,550)
Income taxes payable	19,352	(19,562)	(6,308)
Net cash provided by operating activities	364,127	291,334	355,989
Cash flows from investing activities:			
Purchases of property and equipment	(205,404)	(130,353)	(61,906)
Restricted cash deposits	(1,323)	(2,220)	(12,512)
Proceeds from sale of assets	182	81	10,823
Proceeds from insurance reimbursement	115	751	0
Acquisition of Rejuvenation Inc., net of cash received	0	(25,363)	0
Other	(385)	(600)	(400)
Net cash used in investing activities	(206,815)	(157,704)	(63,995)
Cash flows from financing activities:			
Repurchase of common stock	(155,080)	(194,429)	(125,000)
Payment of dividends	(87,847)	(68,877)	(59,160)
Tax withholdings related to stock-based awards	(18,637)	(11,656)	(17,918)
Net proceeds from exercise of stock-based awards	14,637	9,614	15,736
Excess tax benefit from exercise of stock-based awards	12,683	8,021	11,239
Repayments of long-term obligations	(1,796)	(1,626)	(1,587)
Other	(405)	(86)	(1,625)
Net cash used in financing activities	(236,445)	(259,039)	(178,315)
Effect of exchange rates on cash and cash equivalents	931	(237)	781
Net increase (decrease) in cash and cash equivalents	(78,202)	(125,646)	114,460
Cash and cash equivalents at beginning of year	502,757	628,403	513,943
Cash and cash equivalents at end of year	$ 424,555	$ 502,757	$ 628,403
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 1,651	$ 1,952	$ 2,381
Income taxes, net of refunds	131,440	150,657	98,617

See Notes to Consolidated Financial Statements.


Form 10-K

Williams-Sonoma, Inc.
Notes to Consolidated Financial Statements

Note A: Summary of Significant Accounting Policies

We are a specialty retailer of high-quality products for the home. The direct-to-customer segment of our business sells our products through our seven e-commerce websites (williams-sonoma.com, potterybarn.com, potterybarnkids.com, pbteen.com, westelm.com, rejuvenation.com and markandgraham.com) and eight direct-mail catalogs (Williams-Sonoma, Pottery Barn, Pottery Barn Bed and Bath, Pottery Barn Kids, PBteen, West Elm, Rejuvenation and Mark and Graham). We offer shipping from many of our brands to countries worldwide, while our catalogs reach customers across the U.S. The retail segment of our business sells similar products through our five retail store concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Rejuvenation). As of February 3, 2013, we operate 581 stores in 44 states, Washington, D.C., Canada and Puerto Rico.

Intercompany transactions and accounts have been eliminated.

Fiscal Year
Our fiscal year ends on the Sunday closest to January 31, based on a 52 or 53-week year. Fiscal 2012, a 53-week year, ended on February 3, 2013; fiscal 2011, a 52-week year, ended on January 29, 2012; and fiscal 2010, a 52-week year, ended on January 30, 2011.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and assumptions are evaluated on an ongoing basis and are based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash Equivalents
Cash equivalents include highly liquid investments with an original maturity of three months or less. As of February 3, 2013, we were invested primarily in money market funds, interest-bearing demand deposit accounts and highly liquid U.S. Treasury bills. Book cash overdrafts issued, but not yet presented to the bank for payment, are reclassified to accounts payable.

Restricted Cash
Restricted cash represents deposits held in trusts to secure our liabilities associated with our workers' compensation and other insurance programs.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are stated at their carrying values, net of an allowance for doubtful accounts. Accounts receivable consist primarily of credit card, franchisee and landlord receivables for which collectability is reasonably assured. Other miscellaneous receivables are evaluated for collectability on a regular basis and an allowance for doubtful accounts is recorded, if necessary. Our allowance for doubtful accounts was not material to our financial statements as of February 3, 2013 and January 29, 2012.

Merchandise Inventories
Merchandise inventories, net of an allowance for excess quantities and obsolescence, are stated at the lower of cost (weighted average method) or market. To determine if the value of our inventory should be marked down below cost, we consider current and anticipated demand, customer preferences and age of the merchandise. The significant estimates used in inventory valuation are obsolescence (including excess and slow-moving inventory and lower of cost or market reserves) and estimates of inventory shrinkage. We reserve for obsolescence based on historical trends, aging reports, specific identification and our estimates of future retail sales and selling prices.

Reserves for shrinkage are estimated and recorded throughout the year, at the concept and channel level, as a percentage of net sales based on historical shrinkage results, expectations of future shrinkage and current inventory levels. Actual shrinkage is recorded at year-end based on the results of our physical inventory count and can vary from our estimates due to such factors as changes in operations within our distribution centers, the mix of our inventory (which ranges from large furniture to small tabletop items) and execution against loss prevention initiatives in our stores, distribution centers, off-site storage locations, and with our third party transportation providers. Accordingly, there is no shrinkage reserve at year-end.

Due to these factors, our obsolescence and shrinkage reserves contain uncertainties. Both estimates include calculations that require management to make assumptions and to apply judgment regarding a number of factors, including market conditions, the selling environment, historical results and current inventory trends. If actual obsolescence or shrinkage estimates change from our original estimate, we will adjust our reserves accordingly throughout the year. Management does not believe that changes in the assumptions used in these estimates would have a significant effect on our inventory balances. We have made no material changes to our assumptions included in the calculations of the obsolescence and shrinkage reserves throughout the year. In addition, we do not believe a 10% change in our inventory reserves would have a material effect on net earnings. As of February 3, 2013 and January 29, 2012, our inventory obsolescence reserves were $12,273,000 and $12,026,000, respectively.

Advertising and Prepaid Catalog Expenses
Advertising expenses consist of media and production costs related to catalog mailings, e-commerce advertising and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement, with the exception of prepaid catalog expenses. Prepaid catalog expenses consist primarily of third party incremental direct costs, including creative design, paper, printing, postage and mailing costs for all of our direct response catalogs. Such costs are capitalized as prepaid catalog expenses and are amortized over their expected period of future benefit. Such amortization is based upon the ratio of estimated direct-to-customer revenues for the period to the total estimated direct-to-customer revenues over the life of the catalog on an individual catalog basis. Estimated direct-to-customer revenues over the life of the catalog are based upon various factors such as the total number of catalogs and pages circulated, the probability and magnitude of consumer response and the assortment of merchandise offered. Each catalog is generally fully amortized over a six to nine month period, with the majority of the amortization occurring within the first four to five months. Prepaid catalog expenses are evaluated for realizability on a monthly basis by comparing the carrying amount associated with each catalog to the estimated probable remaining future profitability (remaining net revenues less merchandise cost of goods sold, selling expenses and catalog-related costs) associated with that catalog. If the catalog is not expected to be profitable, the carrying amount of the catalog is impaired accordingly.

Total advertising expenses (including catalog advertising, e-commerce advertising and all other advertising costs) were approximately $318,338,000, $301,316,000 and $293,623,000 in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets below.

Leasehold improvements	Shorter of estimated useful life or lease term (generally 2 – 22 years)
Fixtures and equipment	2 – 20 years
Buildings and building improvements	5 – 40 years
Capitalized software	2 – 10 years

We review the carrying value of all long-lived assets for impairment, primarily at a store level, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Our impairment analyses determine whether projected cash flows from operations are sufficient to recover the carrying value of these assets. Impairment may result when the carrying value of the asset exceeds the estimated undiscounted future cash flows over its remaining useful life. For store impairment, our estimate of undiscounted future cash flows over the store lease term is based upon our experience, historical operations of the stores and estimates of future store profitability and economic conditions. The future estimates of store profitability and economic conditions require estimating such factors as sales growth, gross margin, employment rates, lease escalations, inflation and the overall economics of the retail industry, and are therefore subject to variability and difficult to predict. Actual future results may differ from those estimates. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the asset's net carrying value and its fair value. Long-lived assets are measured at fair value on a nonrecurring basis using Level 3 inputs as defined in the fair value hierarchy. The fair value is estimated based upon the present value of estimated future cash flows (discounted at a rate commensurate with the risk and that approximates our weighted average cost of capital).

For any store or facility closure where a lease obligation still exists, we record the estimated future liability associated with the rental obligation on the cease use date.

During fiscal 2012, we recorded expense of approximately $6,071,000 associated with asset impairment charges, primarily related to underperforming retail stores, all of which is recorded within selling, general and administrative expenses.

During fiscal 2011, we recorded expense of approximately $3,194,000 associated with asset impairment and early lease termination charges for underperforming retail stores, substantially all of which is recorded within selling, general and administrative expenses.

During fiscal 2010, we recorded expense of approximately $17,525,000 associated with asset impairment and early lease termination charges for underperforming retail stores, substantially all of which is recorded within selling, general and administrative expenses. We also recorded a net benefit of $403,000 associated with the exit of excess distribution capacity, which is recorded within selling, general and administrative expenses.

Goodwill

Goodwill is not amortized, but rather is subject to impairment testing annually (on the first day of the fourth quarter), or between annual tests whenever events or changes in circumstances indicate that the fair value of a reporting unit may be below its carrying amount. The first step of the impairment test requires determining the fair value of the reporting unit. We use the income approach, whereby we estimate the fair value based on the present value of estimated future cash flows. The process of evaluating the potential impairment of goodwill is subjective and requires significant estimates and assumptions such as estimates for sales growth, gross margins, employment rates, inflation and future economic and market conditions. Actual future results may differ from those estimates. If the carrying value of the reporting unit's assets and liabilities, including goodwill, is in excess of its fair value, goodwill may be impaired, and we must perform a second step of comparing the implied fair value of the goodwill to its carrying value to determine the impairment charge, if any. At February 3, 2013 and January 29, 2012, we had goodwill of $18,951,000 and $19,301,000, respectively, included in other assets, primarily related to our fiscal 2011 acquisition of Rejuvenation. We did not recognize any goodwill impairment in fiscal 2012 or fiscal 2011.

Self-Insured Liabilities

We are primarily self-insured for workers' compensation, employee health benefits and product and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims, and an estimate of claims incurred but not yet reported. Factors affecting this estimate include future inflation rates, changes in severity, benefit level changes, medical costs and claim settlement patterns. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, reserves may need to be adjusted accordingly. We determine our workers' compensation liability and product and general liability claims reserves based on an actuarial analysis of historical claims data. Self-insurance reserves for employee health benefits, workers' compensation and product and general liability claims were $20,275,000 and $19,103,000 as of February 3, 2013 and January 29, 2012, respectively, and are recorded within accrued salaries, benefits and other.

Customer Deposits
Customer deposits are primarily comprised of unredeemed gift cards and merchandise credits and deferred revenue related to undelivered merchandise. We maintain a liability for unredeemed gift cards and merchandise credits until the earlier of redemption, escheatment or four years as we have concluded that the likelihood of our gift cards being redeemed beyond four years from the date of issuance is remote.

Deferred Rent and Lease Incentives
For leases that contain fixed escalations of the minimum annual lease payment during the original term of the lease, we recognize rental expense on a straight-line basis over the lease term, including the construction period, and record the difference between rent expense and the amount currently payable as deferred rent. We record rental expense during the construction period. Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the lease term, including the construction period.


Form 10-K

Fair Value of Financial Instruments
The carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and debt approximate their estimated fair values.

Revenue Recognition
We recognize revenues and the related cost of goods sold (including shipping costs) at the time the products are delivered to our customers. Revenue is recognized for retail sales (excluding home-delivered merchandise) at the point of sale in the store and for home-delivered merchandise and direct-to-customer sales when the merchandise is delivered to the customers. Discounts provided to customers are accounted for as a reduction of sales. We record a reserve for estimated product returns in each reporting period. Shipping and handling fees charged to the customer are recognized as revenue at the time the products are delivered to the customer. Revenues are presented net of any taxes collected from customers and remitted to governmental authorities.

Sales Returns Reserve
Our customers may return purchased items for an exchange or refund. We record a reserve for estimated product returns, net of cost of goods sold, based on historical return trends together with current product sales performance. A summary of activity in our sales returns reserve is as follows:

Dollars in thousands	Fiscal 2012[1] (53 Weeks)	Fiscal 2011[1] (52 Weeks)	Fiscal 2010[1] (52 Weeks)
Balance at beginning of year	$ 14,151	$ 12,502	$ 11,839
Provision for sales returns	270,156	245,815	221,289
Actual sales returns	(269,910)	(244,166)	(220,626)
Balance at end of year	$ 14,397	$ 14,151	$ 12,502

[1] *Amounts are shown net of cost of goods sold.*

Vendor Allowances
We receive allowances or credits from certain vendors for volume rebates. We treat such volume rebates as an offset to the cost of the product or services provided at the time the expense is recorded. These allowances and credits received are recorded in both cost of goods sold and in selling, general and administrative expenses.

Cost of Goods Sold
Cost of goods sold includes cost of goods, occupancy expenses and shipping costs. Cost of goods consists of cost of merchandise, inbound freight expenses, freight-to-store expenses and other inventory related costs such as shrinkage, damages and replacements. Occupancy expenses consist of rent, depreciation and other occupancy costs, including common area maintenance and utilities. Shipping costs consist of third party delivery services and shipping materials.

Selling, General and Administrative Expenses
Selling, general and administrative expenses consist of non-occupancy related costs associated with our retail stores, distribution warehouses, customer care centers, supply chain operations (buying, receiving and inspection) and corporate administrative functions. These costs include employment, advertising, third party credit card processing and other general expenses.

Stock-Based Compensation
We account for stock-based compensation arrangements by measuring and recognizing compensation expense in our consolidated financial statements for all stock-based awards using a fair value based-method. For stock options and stock-settled stock appreciation rights ("option awards"), fair value is determined using the Black-Scholes valuation model, while restricted stock units are valued using the closing price of our stock on the date prior to the date of grant. Significant factors affecting the fair value of option awards include the estimated future volatility of our stock price and the estimated expected term until the option award is exercised, converted or cancelled. The fair value of each stock-based award is amortized over the requisite service period.

Foreign Currency Translation
As of February 3, 2013, our retail stores in Canada and our limited operations in Asia, Europe and Australia expose us to market risk associated with foreign currency exchange rate fluctuations.

Additionally, some of our foreign operations have a functional currency different than the U.S. dollar, such as those in Canada (Canadian dollar), Europe (euro or Great British pound) and Australia (Australian dollar). Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as other comprehensive income within stockholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in selling, general and administrative expenses.

Earnings Per Share
Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding for the period plus common stock equivalents. Common stock equivalents consist of shares subject to option awards with exercise prices less than or equal to the average market price of our common stock for the period, as well as restricted stock units, to the extent their inclusion would be dilutive.

Income Taxes
Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Additionally, our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of our earnings.

New Accounting Pronouncements
In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. This guidance revises the manner

in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in previous guidance and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The new guidance does not change the items that must be reported in other comprehensive income. We adopted ASU 2011-05 in the first quarter of fiscal 2012 and have included two separate but consecutive statements for all periods presented.

Note B: Property and Equipment

Property and equipment consists of the following:

Dollars in thousands	Feb. 3, 2013	Jan. 29, 2012
Leasehold improvements	$ 812,451	$ 812,701
Fixtures and equipment	643,366	597,453
Capitalized software	366,509	310,761
Land and buildings	180,806	137,943
Corporate systems projects in progress [1]	66,839	72,924
Construction in progress [2]	24,971	2,695
Total	2,094,942	1,934,477
Accumulated depreciation	(1,282,905)	(1,199,805)
Property and equipment, net	$ 812,037	$ 734,672

[1] *Corporate systems projects in progress as of February 3, 2013 and January 29, 2012 includes approximately $39.7 million and $48.2 million, respectively, for the portion of our new inventory and order management system currently under development and not ready for its intended use.*

[2] *Construction in progress is primarily comprised of leasehold improvements and furniture and fixtures related to new, expanded or remodeled retail stores where construction had not been completed as of year-end.*


Form 10-K

Note C: Borrowing Arrangements

Long-term debt consists of the following:

Dollars in thousands	Feb. 3, 2013	Jan. 29, 2012
Memphis-based distribution facilities obligation	$ 5,388	$ 6,924
Capital leases	89	349
Total debt	5,477	7,273
Less current maturities	(1,724)	(1,795)
Total long-term debt	$ 3,753	$ 5,478

Memphis-Based Distribution Facilities Obligation

As of February 3, 2013 and January 29, 2012, total debt of $5,388,000 and $6,924,000, respectively, consists entirely of bond-related debt pertaining to the consolidation of one of our Memphis-based distribution facilities due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid (see Note F).

The aggregate maturities of long-term debt at February 3, 2013 were as follows:

Dollars in thousands	
Fiscal 2013	$ 1,724
Fiscal 2014	1,785
Fiscal 2015	1,968
Total	$ 5,477

Credit Facility
We have a credit facility that provides for a $300,000,000 unsecured revolving line of credit that may be used for loans or letters of credit. Prior to December 22, 2016, we may, upon notice to the lenders, request an increase in the credit facility of up to $200,000,000, to provide for a total of $500,000,000 of unsecured revolving credit. As of February 3, 2013, we were in compliance with our financial covenants under the credit facility and, based on current projections, we expect to remain in compliance throughout fiscal 2013. The credit facility matures on June 22, 2017, at which time all outstanding borrowings must be repaid and all outstanding letters of credit must be cash collateralized.

We may elect interest rates calculated at (i) Bank of America's prime rate (or, if greater, the average rate on overnight federal funds plus one-half of one percent, or a rate based on LIBOR plus one percent) plus a margin based on our leverage ratio or (ii) LIBOR plus a margin based on our leverage ratio. During fiscal 2012 and fiscal 2011, we had no borrowings under the credit facility, and no amounts were outstanding as of February 3, 2013 or January 29, 2012. Additionally, as of February 3, 2013, $4,970,000 in issued but undrawn standby letters of credit was outstanding under the credit facility. The standby letters of credit were issued to secure the liabilities associated with workers' compensation and other insurance programs.

Letter of Credit Facilities
We have three unsecured letter of credit reimbursement facilities for a total of $90,000,000, each of which matures on August 30, 2013. The letter of credit facilities contain covenants that are consistent with our unsecured revolving line of credit. Interest on unreimbursed amounts under the letter of credit facilities accrues at the lender's prime rate (or if greater, the average rate on overnight federal funds plus one-half of one percent) plus 2.0%. As of February 3, 2013, an aggregate of $18,578,000 was outstanding under the letter of credit facilities, which represents only a future commitment to fund inventory purchases to which we had not taken legal title. The latest expiration possible for any future letters of credit issued under the facilities is January 27, 2014.

Note D: Income Taxes

The components of earnings before income taxes, by tax jurisdiction, are as follows:

	Fiscal Year Ended		
Dollars in thousands	Feb. 3, 2013 (53 Weeks)	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)
United States	$ 401,542	$ 367,620	$ 308,033
Foreign	8,414	14,210	15,027
Total earnings before income taxes	$ 409,956	$ 381,830	$ 323,060

The provision for income taxes consists of the following:

	Fiscal Year Ended		
Dollars in thousands	Feb. 3, 2013 (53 Weeks)	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)
Current			
Federal	$ 136,742	$ 104,370	$ 79,719
State	22,072	22,275	15,576
Foreign	3,441	4,044	3,972
Total current	162,255	130,689	99,267
Deferred			
Federal	(7,827)	15,650	20,429
State	(1,202)	(1,427)	3,047
Foreign	(0)	(13)	90
Total deferred	(9,029)	14,210	23,566
Total provision	$ 153,226	$ 144,899	$ 122,833

Except where required by U.S. tax law, we have historically elected not to provide for U.S. income taxes with respect to the undistributed earnings of our foreign subsidiaries as we intended to utilize those earnings in our foreign operations for an indefinite period of time. As of February 3, 2013, the accumulated undistributed earnings of all foreign subsidiaries were approximately $35,600,000 and are sufficient to support our anticipated future cash needs for our foreign operations. We currently intend to utilize the remainder of those undistributed earnings for an indefinite period of time and will only repatriate such earnings when it is tax effective to do so. It is currently not practical to estimate the tax liability that might be payable if these foreign earnings were to be repatriated.

A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

	Fiscal Year Ended		
	Feb. 3, 2013 (53 Weeks)	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)
Federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State income tax rate	3.3%	3.5%	3.8%
Other	(0.9%)	(0.6%)	(0.8%)
Effective tax rate	37.4%	37.9%	38.0%

Significant components of our deferred tax accounts are as follows:

Dollars in thousands	Feb. 3, 2013	Jan. 29, 2012
Current:		
Compensation	$ 9,255	$ 8,638
Merchandise inventories	23,413	21,923
Accrued liabilities	19,462	15,438
Customer deposits	55,321	53,638
Prepaid catalog expenses	(13,971)	(12,869)
Other	6,284	4,976
Total current	99,764	91,744
Non-current:		
Depreciation	(11,142)	(9,008)
Deferred rent	16,205	15,824
Deferred lease incentives	(29,931)	(28,353)
Stock-based compensation	23,245	20,211
Executive deferral plan	4,562	4,563
Uncertainties	3,907	4,856
Other	5,552	4,289
Total non-current	12,398	12,382
Total deferred tax assets, net	$ 112,162	$ 104,126

The following table summarizes the activity related to our gross unrecognized tax benefits:

Dollars in thousands	Feb. 3, 2013	Jan. 29, 2012	Jan. 30, 2011
Balance at beginning of year	$ 10,023	$ 11,619	$ 15,866
Increases related to current year tax positions	2,188	1,329	821
Increases related to prior years' tax positions	936	379	0
Decreases related to prior years' tax positions	(171)	(370)	(560)
Settlements	(1,069)	(2,070)	(1,701)
Lapses in statute of limitations	(2,917)	(864)	(2,807)
Balance at end of year	$ 8,990	$ 10,023	$ 11,619

As of February 3, 2013, January 29, 2012 and January 30, 2011, we had $8,990,000, $10,023,000, and $11,619,000, respectively, of gross unrecognized tax benefits, of which $6,101,000, $6,738,000, and $7,812,000, respectively, would, if recognized, affect the effective tax rate.

We accrue interest and penalties related to unrecognized tax benefits in the provision for income taxes. As of February 3, 2013 and January 29, 2012, our accruals, entirely for the payment of interest, totaled $2,508,000 and $3,983,000, respectively.

Due to the potential resolution of state issues, it is reasonably possible that the balance of our gross unrecognized tax benefits could decrease within the next twelve months by a range of zero to $3,100,000.

We file income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. We have concluded all U.S. federal income tax examinations through fiscal 2008. Substantially all material state, local and foreign income tax examinations have been concluded through fiscal 2001.

Note E: Accounting for Leases

Operating Leases
We lease store locations, distribution centers, customer care centers, corporate facilities and certain equipment for original terms ranging generally from 3 to 22 years. Certain leases contain renewal options for periods up to 20 years. The rental payment requirements in our store leases are typically structured as either: minimum rent; minimum rent plus additional rent based on a percentage of store sales; rent based on a percentage of store sales; or rent based on a percentage of store sales if a specified store sales threshold or contractual obligation of the landlord has not been met. Contingent rental payments, including rental payments that are based on a percentage of sales, cannot be predicted with certainty at the onset of the lease term. Accordingly, such contingent rental payments are recorded as incurred each period and are excluded from our calculation of deferred rent liability.

Total rental expense for all operating leases was as follows:

	Fiscal Year Ended		
Dollars in thousands	Feb. 3, 2013 (53 Weeks)	Jan. 29, 2012 (52 Weeks)	Jan. 30, 2011 (52 Weeks)
Rent expense	$ 189,060	$ 186,346	$ 185,979
Contingent rent expense	35,634	34,390	34,856
Rent expense before deferred lease incentive income	224,694	220,736	220,835
Deferred lease incentive income	(26,694)	(27,547)	(37,115)
Less: sublease rental income	(535)	(382)	(329)
Total rent expense[1]	$ 197,465	$ 192,807	$ 183,391

[1] *Excludes all other occupancy-related costs including depreciation, common area maintenance, utilities and property taxes.*

The aggregate future minimum annual cash rental payments under non-cancelable operating leases (excluding the Memphis-based distribution facility consolidated by us, see Note F) in effect at February 3, 2013 were as follows:

Dollars in thousands	Lease Commitments[1,2]
Fiscal 2013	$ 224,579
Fiscal 2014	207,696
Fiscal 2015	181,233
Fiscal 2016	166,573
Fiscal 2017	142,769
Thereafter	521,403
Total	$1,444,253

[1] *Represents future projected cash payments and, therefore, is not necessarily representative of future expected rental expense.*

[2] *Projected cash payments include only those amounts that are fixed and determinable as of the reporting date. We currently pay rent for certain store locations based on a percentage of store sales. Projected payments for these locations are based on minimum rent, which is generally higher than rent based on a percentage of store sales, as future store sales cannot be predicted with certainty. We incur other lease obligation expenses, such as common area charges and other executory costs, which are not fixed in nature and are thus not included in the future projected cash payments reflected above. In addition, projected cash payments do not include any benefit from deferred lease incentive income, which is reflected within "Total rent expense" above.*


Form 10-K

Note F: Memphis-Based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of the estate of W. Howard Lester ("Mr. Lester"), our former Chairman of the Board and Chief Executive Officer, and the estate of James A. McMahan ("Mr. McMahan"), a former Director Emeritus and significant stockholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The terms of the lease automatically renewed until the bonds that financed the construction of the facility were fully repaid in December 2010, at which time we continued to rent the facility on a month-to-month basis. We subsequently agreed to lease the facilities from Partnership 1 through June 2013. We made annual rental payments in fiscal 2012, fiscal 2011 and fiscal 2010 of approximately $618,000, plus interest on the bonds.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of the estate of Mr. Lester, the estate of Mr. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The term of the lease automatically renews on an annual basis until the bonds that financed the construction of the facility are fully repaid in August 2015. As of February 3, 2013, $5,388,000 was outstanding under the Partnership 2 bonds. We made annual rental payments of approximately $2,473,000, $2,516,000 and $2,567,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

As of February 3, 2013, Partnership 2 qualifies as a variable interest entity and is consolidated by us due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid. As such, as of February 3, 2013, our consolidated balance sheet includes $11,535,000 in assets (primarily buildings), $5,388,000 in debt and $6,147,000 in other long-term liabilities related to the consolidation of the Partnership 2 distribution facility.

Note G: Earnings Per Share

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

Dollars and amounts in thousands, except per share amounts	Net Earnings	Weighted Average Shares	Earnings Per Share
2012 (53 Weeks)			
Basic	$256,730	99,266	$2.59
Effect of dilutive stock-based awards		1,785	
Diluted	$256,730	101,051	$2.54
2011 (52 Weeks)			
Basic	$236,931	104,352	$2.27
Effect of dilutive stock-based awards		2,230	
Diluted	$236,931	106,582	$2.22
2010 (52 Weeks)			
Basic	$200,227	106,956	$1.87
Effect of dilutive stock-based awards		2,566	
Diluted	$200,227	109,522	$1.83

Stock-based awards of 1,313,000, 1,743,000 and 1,488,000 shares in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, were not included in the computation of diluted earnings per share, as their inclusion would be anti-dilutive.

Note H: Stock-Based Compensation

Equity Award Programs

Our Amended and Restated 2001 Long-Term Incentive Plan (the "Plan") provides for grants of incentive stock options, nonqualified stock options, stock-settled stock appreciation rights (collectively, "option awards"), restricted stock awards, restricted stock units, deferred stock awards (collectively, "stock awards") and dividend equivalents up to an aggregate of 25,759,903 shares. As of February 3, 2013, there were approximately 7,563,315 shares available for future grant. Awards may be granted under the Plan to officers, employees and non-employee Board members of the company or any parent or subsidiary. Annual grants are limited to 1,000,000 shares covered by option awards and 400,000 shares covered by stock awards on a per person basis. All grants of option awards made under the Plan have a maximum term of seven years. The exercise price of these option awards is not less than 100% of the closing price of our stock on the day prior to the grant date. Option awards and stock awards granted to employees generally vest over a period of four years. Certain option awards, stock awards and other agreements contain vesting acceleration clauses resulting from events including, but not limited to, retirement, merger or a similar corporate event. Option and stock awards granted to non-employee Board members generally vest in one year. Non-employee Board members automatically receive stock awards on the date of their initial election to the Board and annually thereafter on the date of the annual meeting of stockholders (so long as they continue to serve as a non-employee Board member). Shares issued as a result of award exercises will be funded with the issuance of new shares.

Stock-Based Compensation Expense

During fiscal 2012, fiscal 2011 and fiscal 2010, we recognized total stock-based compensation expense, as a component of selling, general and administrative expenses, of $31,042,000 (including stock-based compensation expense of $3,019,000 associated with the retirement of our former Executive Vice President, Chief Operating and Chief Financial Officer), $24,336,000, and $26,630,000, respectively. As of February 3, 2013, there was $48,351,000 of unrecognized stock-based compensation expense (net of estimated forfeitures), which we expect to recognize on a straight-line basis over a weighted average remaining service period of approximately two years. At each reporting period, all compensation expense attributable to vested awards has been fully recognized.

Stock Options

The following table summarizes our stock option activity during fiscal 2012:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[1]
Balance at January 29, 2012	934,696	$31.76		
Granted	0	0.00		
Exercised	(505,566)	28.95		
Cancelled	(200)	38.84		
Balance at February 3, 2013 (100% vested)	428,930	$35.07	1.95	$4,266,000

[1] *Intrinsic value for outstanding and vested options is based on the excess, if any, of the market value of our common stock on the last business day of the fiscal year (or $45.02) over the exercise price.*

No stock options were granted in fiscal 2012, fiscal 2011 or fiscal 2010. The total intrinsic value of stock options exercised was $5,497,000 for fiscal 2012, $7,343,000 for fiscal 2011 and $15,788,000 for fiscal 2010. Intrinsic value for options exercised is based on the excess of the market value over the exercise price on the date of exercise.


Form 10-K

Stock-Settled Stock Appreciation Rights

A stock-settled stock appreciation right is an award that allows the recipient to receive common stock equal to the appreciation in the fair market value of our common stock between the date the award was granted and the conversion date for the number of shares vested.

The following table summarizes our stock-settled stock appreciation right activity during fiscal 2012:

	Shares	Weighted Average Conversion Price[1]	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[2]
Balance at January 29, 2012	3,941,642	$24.13		
Granted	0	0.00		
Converted into common stock	(1,183,951)	13.79		
Cancelled	(229,907)	32.48		
Balance at February 3, 2013	2,527,784	$28.21	5.42	$42,497,000
Vested at February 3, 2013	1,466,023	$20.37	5.44	$36,133,000
Vested plus expected to vest at February 3, 2013	2,205,070	$26.47	5.45	$40,899,000

[1] *Conversion price is equal to the market value on the date of grant.*

[2] *Intrinsic value for outstanding and vested rights is based on the excess of the market value of our common stock on the last business day of the fiscal year (or $45.02) over the conversion price.*

The following table summarizes additional information about stock-settled stock appreciation rights:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Weighted average grant date fair value per share of awards granted	$ 0.00	$ 14.27	$ 10.21
Intrinsic value of awards converted into common stock[1]	$31,569,000	$18,969,000	$20,252,000

[1] *Intrinsic value for conversions is based on the excess of the market value over the conversion price on the date of the conversion.*

The fair value of option awards is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

- *Expected term* – The expected term of the option awards represents the period of time between the grant date of the option awards and the date the option awards are either exercised, converted or cancelled, including an estimate for those option awards still outstanding.
- *Expected volatility* – The expected volatility is based on an average of the historical volatility of our stock price, for a period approximating our expected term, and the implied volatility of externally traded options of our stock during the period.
- *Risk-free interest rate* – The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and with a maturity that approximates our expected term.
- *Dividend yield* – The dividend yield is based on our quarterly cash dividend and the anticipated dividend payout over our expected term.

No option awards were granted in fiscal 2012. The weighted average assumptions used for fiscal 2011 and fiscal 2010 are as follows:

	Fiscal Year Ended	
	Jan. 29, 2012	Jan. 30, 2011
Expected term (years)	5.0	5.1
Expected volatility	46.6%	47.3%
Risk-free interest rate	2.2%	2.6%
Dividend yield	2.3%	2.2%

Restricted Stock Units
The following table summarizes our restricted stock unit activity during fiscal 2012:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Contractual Term Remaining (Years)	Intrinsic Value[1]
Balance at January 29, 2012	2,293,851	$29.74		
Granted	1,276,183	37.94		
Released	(432,929)	21.91		
Cancelled	(364,679)	30.67		
Balance at February 3, 2013	2,772,426	$34.61	2.27	$124,815,000
Vested plus expected to vest at February 3, 2013	1,956,461	$34.67	2.27	$ 88,080,000

[1] *Intrinsic value for outstanding and unvested restricted stock units is based on the market value of our common stock on the last business day of the fiscal year (or $45.02).*

The following table summarizes additional information about restricted stock units:

	Fiscal 2012	Fiscal 2011	Fiscal 2010
Weighted average grant date fair value per share of awards granted	$ 37.94	$ 39.27	$ 28.13
Intrinsic value of awards released[1]	$16,730,000	$12,865,000	$32,109,000

[1] *Intrinsic value for releases is based on the market value on the date of release.*

Tax Effect
We present tax benefits resulting from the exercise of stock-based awards as operating cash flows in the Consolidated Statements of Cash Flows. Tax deductions in excess of the cumulative compensation cost recognized for stock-based awards exercised are presented as a financing cash inflow and an operating cash outflow. During fiscal 2012, fiscal 2011 and fiscal 2010, net proceeds from the exercise of stock-based awards

was $14,637,000, $9,614,000 and $15,736,000, respectively, and the tax benefit associated with such exercises totaled $21,477,000, $15,078,000 and $24,762,000, respectively.

Note I: Williams-Sonoma, Inc. 401(k) Plan and Other Employee Benefits

We have a defined contribution retirement plan, the Williams-Sonoma, Inc. 401(k) Plan (the "401(k) Plan"), which is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m) and 4975(e)(7). The 401(k) Plan permits eligible employees to make salary deferral contributions up to 75% of their eligible compensation each pay period (7% for highly-compensated employees). Employees designate the funds in which their contributions are invested. Each participant may choose to have his or her salary deferral contributions and earnings thereon invested in one or more investment funds, including our company stock fund.

Our matching contribution is equal to 50% of each participant's salary deferral contribution, taking into account only those contributions that do not exceed 6% of the participant's eligible pay for the pay period. Each participant's matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the company on June 30th or December 31st of the year in which the deferrals are made. Each associate must complete one year of service prior to receiving company matching contributions. For the first five years of the participant's employment, all matching contributions vest at the rate of 20% per year of service, measuring service from the participant's hire date. Thereafter, all matching contributions vest immediately.


Form 10-K

The 401(k) Plan consists of two parts: a profit sharing plan portion and a stock bonus plan/employee stock ownership plan (the "ESOP"). The ESOP portion is the portion that is invested in the Williams-Sonoma, Inc. Stock Fund. The profit sharing and ESOP components of the 401(k) Plan are considered a single plan under Code section 414(l). Our contributions to the plan were $5,517,000, $4,862,000 and $4,247,000 in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

We also have a nonqualified executive deferred compensation plan that provides supplemental retirement income benefits for a select group of management and other certain highly compensated employees. In January 2010 all employee salary and bonus deferrals into the plan were suspended, however, beginning January 2013 salary and bonus deferrals were reinstated into the plan for all eligible employees. We have an unsecured obligation to pay in the future the value of the deferred compensation adjusted to reflect the performance, whether positive or negative, of selected investment measurement options, chosen by each participant, during the deferral period. As of February 3, 2013 and January 29, 2012, $12,148,000 and $12,150,000, respectively, is included in other long-term obligations. Additionally, we have purchased life insurance policies on certain participants to potentially offset these unsecured obligations. The cash surrender value of these policies was $14,137,000 and $12,684,000 as of February 3, 2013 and January 29, 2012, respectively, and is included in other assets, net.

Note J: Commitments and Contingencies

We are involved in lawsuits, claims and proceedings incident to the ordinary course of our business. These disputes, which are not currently material, are increasing in number as our business expands and our company grows larger. Litigation is inherently unpredictable. Any claims against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in the diversion of significant operational resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, we believe that the ultimate resolution of these current matters will not have a material adverse effect on our consolidated financial statements taken as a whole.

We are party to a variety of contractual agreements under which we may be obligated to indemnify the other party for certain matters. These contracts primarily relate to our commercial contracts, operating leases, trademarks, intellectual property, financial agreements and various other agreements. Under these contracts, we may provide certain routine indemnifications relating to representations and warranties or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, we have not made significant payments for these indemnifications. We believe that if we were to incur a loss in any of these matters, the loss would not have a material effect on our financial condition or results of operations.

Note K: Related Party Transactions

On January 25, 2010, the independent members of our Board of Directors (the "Board") approved our entry into a Retirement and Consulting Agreement (the "Agreement") with W. Howard Lester ("Mr. Lester"), our former Chairman of the Board and Chief Executive Officer. Pursuant to the terms of the Agreement, Mr. Lester retired as Chairman of the Board and Chief Executive Officer on May 26, 2010. The total expense recorded in fiscal 2010 associated with Mr. Lester's retirement and consulting services, consisting primarily of stock-based compensation expense, was approximately $5,935,000. As a result of Mr. Lester's death in November 2010, the Agreement terminated.

On May 16, 2008, we entered into an aircraft lease agreement with a limited liability company (the "LLC") owned by Mr. Lester for use of a Bombardier Global 5000 aircraft, through May 2011. During fiscal 2011 and fiscal 2010, we paid a total of $1,319,000 and $4,500,000 to the LLC, respectively.

Note L: Stock Repurchase Programs and Dividends

In January 2012, our Board of Directors authorized a stock repurchase program to purchase up to $225,000,000 of our common stock. During fiscal 2012, we repurchased 3,962,034 shares of our common stock at an average cost of $39.14 per share and a total cost of approximately $155,080,000. In addition, in March 2013, we announced that our Board of Directors had authorized a new stock repurchase program to purchase up to $750,000,000 of our common stock, which we intend to execute over the next three years.

Stock repurchases under these programs may be made through open market and privately negotiated transactions at times and in such amounts as management deems appropriate. The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, capital availability and other market conditions. These stock repurchase programs do not have an expiration date and may be limited or terminated at any time without prior notice.

During fiscal 2011, we repurchased 5,384,036 shares of our common stock at an average cost of $36.11 per share and a total cost of approximately $194,429,000. During fiscal 2010, we repurchased 4,263,463 shares of our common stock at an average cost of $29.32 per share and a total cost of approximately $125,000,000.

Dividends

In March 2013, we announced that our Board of Directors had authorized a 41% increase in our quarterly cash dividend, from $0.22 to $0.31 per common share, subject to capital availability. Total cash dividends declared were approximately $88,452,000, or $0.88 per common share, $76,308,000, or $0.73 per common share, and $62,574,000, or $0.58 per common share, in fiscal 2012, fiscal 2011 and fiscal 2010, respectively. Our quarterly cash dividend may be limited or terminated at any time.

Note M: Segment Reporting

We have two reportable segments, direct-to-customer and retail. The direct-to-customer segment has seven merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, PBteen, West Elm, Rejuvenation and Mark and Graham) which sell our products through our seven e-commerce websites and eight direct-mail catalogs. Our direct-to-customer merchandising concepts are operating segments, which have been aggregated into one reportable segment, direct-to-customer. The retail segment has five merchandising concepts (Williams-Sonoma, Pottery Barn, Pottery Barn Kids, West Elm and Rejuvenation) which sell our products through our retail stores. Our retail merchandising concepts are operating segments, which have been aggregated into one reportable segment, retail. Management's expectation is that the overall economic characteristics of each of our operating segments will be similar over time based on management's judgment that the operating segments have had similar historical economic characteristics and are expected to have similar long-term financial performance in the future.

These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because the business units utilize two distinct distribution and marketing strategies. Based on management's best estimate, our operating segments include allocations of certain expenses, including advertising and employment costs, to the extent they have been determined to benefit both channels. These operating segments are aggregated at the channel level for reporting purposes due to the fact that our brands are interdependent for economies of scale and we do not maintain fully allocated income statements at the brand level. As a result, material financial decisions related to the brands are made at the channel level. Furthermore, it is not practicable for us to report revenue by product group.

We use operating income to evaluate segment profitability. Operating income is defined as earnings (loss) before net interest income or expense and income taxes. Unallocated costs before interest and income taxes include corporate employee-related costs, occupancy expenses (including depreciation expense), administrative costs and third party service costs, primarily in our corporate systems, corporate facilities and other administrative departments. Unallocated assets include corporate cash and cash equivalents, deferred income taxes, the net book value of corporate facilities and related information systems, and other corporate long-lived assets.

Income tax information by reportable segment has not been included as taxes are calculated at a company-wide level and are not allocated to each reportable segment.


Form 10-K

Segment Information

Dollars in thousands	Direct-to-Customer	Retail	Unallocated	Total
2012 (53 Weeks)				
Net revenues[1]	$1,869,386	$2,173,484	$ 0	$4,042,870
Depreciation and amortization expense	23,164	72,994	38,295	134,453
Operating income	418,836	262,899	(272,572)	409,163
Assets[2]	397,285	939,672	850,722	2,187,679
Capital expenditures	30,585	86,776	88,043	205,404
2011 (52 Weeks)				
Net revenues[1]	$1,632,811	$2,088,084	$ 0	$3,720,895
Depreciation and amortization expense	19,626	76,914	34,013	130,553
Operating income	359,596	263,776	(241,640)	381,732
Assets[2]	340,573	859,879	860,386	2,060,838
Capital expenditures	27,451	51,546	51,356	130,353
2010 (52 Weeks)				
Net revenues[1]	$1,452,572	$2,051,586	$ 0	$3,504,158
Depreciation and amortization expense	20,901	92,676	31,053	144,630
Operating income	312,780	247,428	(236,794)	323,414
Assets[2]	288,080	857,750	985,932	2,131,762
Capital expenditures	15,011	25,434	21,461	61,906

[1] *Includes net revenues of approximately $166.6 million, $140.1 million and $113.7 million in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, related to our foreign operations.*

[2] *Includes $42.6 million, $24.1 million and $27.0 million of long-term assets in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, related to our foreign operations.*

Note N: Acquisition

On November 1, 2011, we acquired Rejuvenation Inc. ("Rejuvenation"), a leading manufacturer and multi-channel retailer of authentic reproduction lighting and high-end door and cabinet hardware, for total consideration of approximately $25,657,000. The purchase price was allocated to the net tangible and intangible assets acquired based on their estimated fair values as of November 1, 2011. Such estimated fair values require management to make estimates and judgments, especially with respect to intangible assets.

The allocation of the purchase price to the fair value of assets acquired and liabilities assumed was as follows:

Dollars in thousands	
Merchandise inventories	$ 5,089
Other assets	565
Property and equipment	4,718
Intangible assets	180
Goodwill	18,089
Total liabilities	(2,984)
Total purchase price	$ 25,657

Results of operations of Rejuvenation have been included in our Consolidated Statements of Earnings since the November 1, 2011 acquisition date. Pro forma results of the acquired business have not been presented as the results were not material to our consolidated financial statements for all years presented and would not have been material had the acquisition occurred at the beginning of fiscal 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Williams-Sonoma, Inc.:

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the "Company") as of February 3, 2013 and January 29, 2012, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended February 3, 2013. We also have audited the Company's internal control over financial reporting as of February 3, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of February 3, 2013 and January 29, 2012, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of

February 3, 2013, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
April 4, 2013

Quarterly Financial Information
(Unaudited)

Dollars in thousands, except per share amounts

Fiscal 2012 (53 Weeks)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter[1]	Full Year
Net revenues	$817,614	$874,283	$944,554	$1,406,419	$4,042,870
Gross margin	309,266	334,480	367,998	580,732	1,592,476
Operating income[2]	49,323	70,103	79,296	210,441	409,163
Net earnings	30,716	43,380	48,900	133,734	256,730
Basic earnings per share[3]	$ 0.31	$ 0.44	$ 0.50	$ 1.36	$ 2.59
Diluted earnings per share[3]	$ 0.30	$ 0.43	$ 0.49	$ 1.34	$ 2.54
Fiscal 2011 (52 Weeks)	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Net revenues	$770,825	$814,750	$867,176	$1,268,144	$3,720,895
Gross margin	295,883	308,721	331,963	523,289	1,459,856
Operating income[2]	51,700	64,085	68,744	197,203	381,732
Net earnings	31,615	39,309	43,421	122,586	236,931
Basic earnings per share[3]	$ 0.30	$ 0.38	$ 0.42	$ 1.19	$ 2.27
Diluted earnings per share[3]	$ 0.29	$ 0.37	$ 0.41	$ 1.17	$ 2.22

[1] *Our fourth quarter of fiscal 2012 included 14 weeks.*
[2] *Operating income is defined as earnings before net interest income or expense and income taxes.*
[3] *Due to differences between quarterly and full year weighted average share counts, full year earnings per share will not necessarily equal the sum of the quarters.*

Form 10-K

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of February 3, 2013, an evaluation was performed by management, with the participation of our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for timely discussions regarding required disclosures, and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the company's financial reporting. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even any effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of any internal control may vary over time.

Our management assessed the effectiveness of the company's internal control over financial reporting as of February 3, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment using those criteria, our management concluded that, as of February 3, 2013, our internal control over financial reporting is effective.

Our independent registered public accounting firm audited the financial statements included in this Annual Report on Form 10-K and the Company's internal control over financial reporting. Their audit report appears on pages 59 through 60 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference herein to the information under the headings "Election of Directors," "Information Concerning Executive Officers," "Committee Reports–Nominations and Corporate Governance Committee Report," "Committee Reports–Audit and Finance Committee Report," "Corporate Governance Guidelines and Code of Business Conduct and Ethics" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference herein to information under the headings "Election of Directors," "Information Concerning Executive Officers," "Executive Compensation," and "Committee Reports–Compensation Committee Report" in our Proxy Statement.



ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference herein to information under the headings "Security Ownership of Principal Stockholders and Management" and "Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference herein to information under the heading "Certain Relationships and Related Transactions" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item is incorporated by reference herein to information under the headings "Committee Reports–Audit and Finance Committee Report" and "Audit and Related Fees" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements:

The following consolidated financial statements of Williams-Sonoma, Inc. and subsidiaries and the related notes are filed as part of this report pursuant to Item 7:

Consolidated Statements of Earnings for the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011

Consolidated Statements of Comprehensive Income for the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011

Consolidated Balance Sheets as of February 3, 2013 and January 29, 2012

Consolidated Statements of Stockholders' Equity for the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011

Consolidated Statements of Cash Flows for the fiscal years ended February 3, 2013, January 29, 2012 and January 30, 2011

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Quarterly Financial Information

(a)(2) Financial Statement Schedules: Schedules have been omitted because they are not required or because the required information, where material, is included in the financial statements, notes, or supplementary financial information.

(a)(3) Exhibits: See Exhibit Index on pages 66 through 74.

(b) Exhibits: See Exhibit Index on pages 66 through 74.

(c) Financial Statement Schedules: Schedules have been omitted because they are not required or are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAMS-SONOMA, INC.

Date: April 4, 2013

By /s/ LAURA J. ALBER
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Date: April 4, 2013	/s/ ADRIAN D.P. BELLAMY Adrian D.P. Bellamy Chairman of the Board of Directors
Date: April 4, 2013	/s/ LAURA J. ALBER Laura J. Alber Chief Executive Officer (principal executive officer)
Date: April 4, 2013	/s/ JULIE P. WHALEN Julie P. Whalen Chief Financial Officer (principal financial officer and principal accounting officer)
Date: April 4, 2013	/s/ ROSE MARIE BRAVO Rose Marie Bravo Director
Date: April 4, 2013	/s/ MARY ANN CASATI Mary Ann Casati Director
Date: April 4, 2013	/s/ PATRICK J. CONNOLLY Patrick J. Connolly Director
Date: April 4, 2013	/s/ ADRIAN T. DILLON Adrian T. Dillon Director
Date: April 4, 2013	/s/ ANTHONY A. GREENER Anthony A. Greener Director
Date: April 4, 2013	/s/ TED W. HALL Ted W. Hall Director
Date: April 4, 2013	/s/ MICHAEL R. LYNCH Michael R. Lynch Director
Date: April 4, 2013	/s/ LORRAINE TWOHILL Lorraine Twohill Director

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE
FISCAL YEAR ENDED FEBRUARY 3, 2013

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT LIQUIDATION OR SUCCESSION	
2.1	Agreement and Plan of Merger of Williams-Sonoma, Inc., a Delaware corporation, and Williams-Sonoma, Inc., a California Corporation, dated May 25, 2011 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
ARTICLES OF INCORPORATION AND BYLAWS	
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES	
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K as filed with the Commission on May 25, 2011, File No. 001-14077)
FINANCING AGREEMENTS	
10.1	Fifth Amended and Restated Credit Agreement, dated September 23, 2010, between the Company and Bank of America, N.A., as administrative agent, letter of credit issuer and swingline lender, Wells Fargo Bank, National Association, as syndication agent, JPMorgan Chase Bank, N.A. and U.S. Bank, National Association, as co-documentation agents, and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.2	Second Amendment to Fifth Amended and Restated Credit Agreement with Bank of America, N.A., as administrative agent, the lenders party thereto, and certain subsidiaries of the Company as guarantors, dated June 22, 2012 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2012 as filed with the Commission on September 7, 2012, File No. 001-14077)
10.3	Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)
10.4	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.5	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.6	Third Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.7	Fourth Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.8	Fifth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.9	Sixth Amendment, dated as of September 4, 2009, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended November 1, 2009 as filed with the Commission on December 12, 2009, File No. 001-14077)
10.10	Seventh Amendment, dated as of September 3, 2010, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.11	Eighth Amendment, dated as of September 2, 2011, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2011 as filed with the Commission December 9, 2011, File No. 001-14077)
10.12	Ninth Amendment, dated as of August 31, 2012, to the Reimbursement Agreement between the Company and Bank of America, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
10.13	Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended July 31, 2005 as filed with the Commission on September 9, 2005, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.14	First Amendment, dated as of September 9, 2005, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2005 as filed with the Commission on December 6, 2005, File No. 001-14077)
10.15	Second Amendment, dated as of September 8, 2006, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.16	Third Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.17	Fourth Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.18	Fifth Amendment, dated as of September 4, 2009, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended November 1, 2009 as filed with the Commission on December 11, 2009, File No. 001-14077)
10.19	Sixth Amendment, dated as of September 3, 2010, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.20	Seventh Amendment, dated as of September 2, 2011, to the Reimbursement Agreement between the Company and Wells Fargo Bank, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2011 as filed with the Commission on December 9, 2011, File No. 001-14077)
10.21	Eighth Amendment, dated as of August 31, 2012, to the Reimbursement Agreement between the Company and Wells Fargo, N.A., dated as of July 1, 2005 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
10.22	Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.23	First Amendment, dated as of October 25, 2006, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 29, 2006 as filed with the Commission on December 8, 2006, File No. 001-14077)
10.24	Second Amendment, dated as of September 8, 2007, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2007 as filed with the Commission on December 7, 2007, File No. 001-14077)
10.25	Third Amendment, dated as of September 5, 2008, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended November 2, 2008 as filed with the Commission on December 12, 2008, File No. 001-14077)
10.26	Fourth Amendment, dated as of September 4, 2009, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended November 1, 2009 as filed with the Commission on December 11, 2009, File No. 001-14077)
10.27	Fifth Amendment, dated as of September 3, 2010, to the Reimbursement Agreement between the Company and U.S. Bank National Association, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2010 as filed with the Commission on December 10, 2010, File No. 001-14077)
10.28	Sixth Amendment, dated as of September 2, 2011, to the Reimbursement Agreement between the Company and U.S. Bank National Association, N.A., dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 2011 as filed with the Commission on December 9, 2011, File No. 001-14077)
10.29	Seventh Amendment, dated as of August 31, 2012, to the Reimbursement Agreement between the Company and U.S. Bank National Association, dated as of September 8, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
STOCK PLANS	
10.30+	Williams-Sonoma, Inc. Amended and Restated 1993 Stock Option Plan (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2006 as filed with the Commission on April 15, 2005, File No. 001-14077)
10.31+	Williams-Sonoma, Inc. 2000 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8 as filed with the Commission on October 27, 2000, File No. 333-48750)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.32+	Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan, as amended (incorporated by reference to Exhibit D to the Company's definitive proxy statement on Schedule A as filed on April 7, 2011, File No. 001-14077)
10.33+	Forms of Notice of Grant and Stock Option Agreement under the Company's 1993 Stock Option Plan, 2000 Nonqualified Stock Option Plan and 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended October 31, 2004 as filed with the Commission on December 10, 2004, File No. 001-14077)
10.34+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Term Sheet for Director Grants (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2007 as filed with the Commission on September 7, 2007, File No. 001-14077)
10.35+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Restricted Stock Unit Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 22, 2010, File No. 001-14077)
10.36+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Director Grants (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2008 as filed with the Commission on April 3, 2008, File No. 001-14077)
10.37+	Form of Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for Employee Grants (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on March 22, 2010, File No. 001-14077)
10.38+	Williams-Sonoma, Inc. 2001 Long-Term Incentive Plan Stock-Settled Stock Appreciation Right Award Agreement for CEO Grant (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
10.39+	Restricted Stock Unit Award Agreement with W. Howard Lester dated May 26, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 2010 as filed with the Commission on September 10, 2010, File No. 001-14077)
OTHER INCENTIVE PLANS	
10.40+	Williams-Sonoma, Inc. 2001 Incentive Bonus Plan, as amended (incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14A as filed with the Commission on April 6, 2012, File No. 001-14077)
10.41+	Williams-Sonoma, Inc. Pre-2005 Executive Deferral Plan (incorporated by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
10.42+*	Williams-Sonoma, Inc. Amended and Restated Executive Deferred Compensation Plan

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.43+	Williams-Sonoma, Inc. 401(k) Plan, as amended and restated effective January 1, 2002, except as otherwise noted, and including amendments effective through August 1, 2007 (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2008 as filed with the Commission on April 3, 2008, File No. 001-14077)
10.44+	Amendment to the Williams-Sonoma, Inc. 401(k) Plan dated November 6, 2008 (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
10.45+	January 2009 Amendment to the Williams-Sonoma, Inc. 401(k) Plan dated January 20, 2009 (incorporated by reference to Exhibit 10.44 to the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2009 as filed with the Commission on April 2, 2009, File No. 001-14077)
PROPERTIES	
10.46	Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1983 as filed with the Commission on October 14, 1983, File No. 000-12704)
10.47	First Amendment, dated December 1, 1985, to the Warehouse – Distribution Facility lease dated July 1, 1983, between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.48 to the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 1986 as filed with the Commission on May 2, 1986, File No. 000-12704)
10.48	Second Amendment, dated December 1, 1993, to the Warehouse – Distribution Facility lease dated July 1, 1983 between the Company as lessee and the Lester-McMahan Partnership as lessor (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1994 as filed with the Commission on April 29, 1994, File No. 000-12704)
10.49	Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990, by and between Hewson-Memphis Partners and the Company (incorporated by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 1990 as filed with the Commission on December 12, 1990, File No. 000-12704)
10.50	First Amendment, dated December 22, 1993, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee between the Company and Hewson-Memphis Partners, dated as of August 1, 1990 (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.51	Second Amendment, dated September 1, 1994, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.38 to the Company's Quarterly Report on Form 10-Q for the period ended October 30, 1994 as filed with the Commission on December 13, 1994, File No. 000-12704)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.52	Third Amendment, dated October 24, 1995, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.2E to the Company's Quarterly Report on Form 10-Q for the period ended October 29, 1995 as filed with the Commission on December 13, 1995, File No. 000-12704)
10.53	Fourth Amendment, dated February 1, 1996, to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 2001 as filed with the Commission on April 26, 2001, File No. 001-14077)
10.54	Fifth Amendment to Sublease, dated March 1, 1999, incorrectly titled Fourth Amendment to Sublease for the Distribution Facility at 4600 and 4650 Sonoma Cove, Memphis, Tennessee, dated as of August 1, 1990 between the Company and Hewson-Memphis Partners (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 as filed with the Commission on April 29, 2002, File No. 001-14077)
10.55	Memorandum of Understanding between the Company and the State of Mississippi, Mississippi Business Finance Corporation, Desoto County, Mississippi, the City of Olive Branch, Mississippi and Hewson Properties, Inc., dated August 24, 1998 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1998 as filed with the Commission on September 14, 1998, File No. 001-14077)
10.56	Olive Branch Distribution Facility Lease, dated December 1, 1998, between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor (incorporated by reference to Exhibit 10.3D to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1999 as filed with the Commission on April 30, 1999, File No. 001-14077)
10.57	First Amendment, dated September 1, 1999, to the Olive Branch Distribution Facility Lease between the Company as lessee and WSDC, LLC (the successor-in-interest to Hewson/Desoto Phase I, L.L.C.) as lessor, dated December 1, 1998 (incorporated by reference to Exhibit 10.3B to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
10.58	Lease for an additional Company distribution facility located in Olive Branch, Mississippi between Williams-Sonoma Retail Services, Inc. as lessee and SPI WS II, LLC (the successor-in-interest to Hewson/Desoto Partners, L.L.C.) as lessor, dated November 15, 1999 (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2000 as filed with the Commission on May 1, 2000, File No. 001-14077)
EMPLOYMENT AGREEMENTS	
10.59+	Amended and Restated Employment Agreement with Laura Alber, dated September 6, 2012 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
10.60+	Amended and Restated Management Retention Agreement with Laura Alber, dated September 6, 2012 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended October 28, 2012 as filed with the Commission December 7, 2012, File No. 001-14077)
10.61+	Form of Management Retention Agreement for Executive Vice Presidents and Brand Presidents, approved May 25, 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K as filed with the Commission on June 1, 2010, File No. 001-14077)
10.62+	Form of Management Retention Agreement for Senior Vice Presidents, approved May 25, 2010 (incorporated by reference to Exhibit 10.67 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2011 as filed with the Commission on March 31, 2011, File No. 001-14077)
10.63+*	2012 EVP Level Management Retention Plan
10.64+	Separation Agreement and General Release with Sharon L. McCollam dated March 7, 2012 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended July 29, 2012 as filed with the Commission on September 7, 2012, File No. 001-14077)
OTHER AGREEMENTS	
10.65	Form of Williams-Sonoma, Inc. Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2011 as filed with the Commission on September 9, 2011, File No. 001-14077)
OTHER EXHIBITS	
21.1*	Subsidiaries
23.1*	Consent of Independent Registered Public Accounting Firm
CERTIFICATIONS	
31.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



Form 10-K

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
XBRL	
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

\+ Indicates a management contract or compensatory plan or arrangement.

NOTICE OF
2013 ANNUAL MEETING OF STOCKHOLDERS

PROXY STATEMENT

WILLIAMS-SONOMA, INC.

2012 ANNUAL REPORT

Proxy

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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS

MEETING DATE:	May 30, 2013
TIME:	9:00 a.m. Pacific Daylight Time
PLACE:	Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, California 94109
ITEMS OF BUSINESS:	1) The election of our Board of Directors; 2) An advisory vote to approve executive compensation; 3) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 2, 2014; and 4) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting.
WHO CAN VOTE:	You may vote if you were a stockholder of record as of April 1, 2013.
DATE OF MAILING:	The Notice of Internet Availability of Proxy Materials or this notice, the Proxy Statement and the Annual Report are first being mailed to stockholders and posted on our website on or about April 10, 2013.

By Order of the Board of Directors

David King
Secretary


Proxy

YOUR VOTE IS IMPORTANT

Instructions for submitting your proxy are provided in the Notice of Internet Availability of Proxy Materials, the Proxy Statement and on your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or by completing the enclosed proxy card and returning it in the enclosed envelope. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

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TABLE OF CONTENTS


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WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue
San Francisco, California 94109
www.williams-sonomainc.com

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS

GENERAL INFORMATION

Our Board of Directors is soliciting your proxy to vote your shares at our 2013 Annual Meeting of Stockholders, to be held on Thursday, May 30, 2013 at 9:00 a.m. Pacific Daylight Time, and for any adjournment or postponement of the meeting. Our Annual Meeting will be held at our corporate headquarters located at 3250 Van Ness Avenue, San Francisco, California 94109.

Our Annual Report to Stockholders for the fiscal year ended February 3, 2013, or fiscal 2012, including our financial statements for fiscal 2012, is also included with printed copies of this Proxy Statement and posted on our website at www.williams-sonomainc.com/investors/annual-reports.html. These proxy materials are first being made available to stockholders and posted on our website on or about April 10, 2013.

What is the purpose of the Annual Meeting?

Stockholders will be asked to vote on the following matters:

1) The election of our Board of Directors;
2) An advisory vote to approve executive compensation;
3) The ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 2, 2014; and
4) Such other business as may properly come before the meeting or any adjournment or postponement of the meeting, including stockholder proposals. At this time, we do not know of any other matters to be brought before the Annual Meeting.


Proxy

What is the Notice of Internet Availability of Proxy Materials?

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission, or the SEC, instead of mailing a printed copy of our proxy materials to all stockholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to certain of our stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials, or the Notice, by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote on the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice.

On the date of mailing of the Notice, all stockholders will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge.

Can I receive future proxy materials by e-mail?

Yes. You may choose to receive future proxy materials by e-mail by following the instructions provided on the website referred to in the Notice. Choosing to receive your future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our Annual Meeting on the environment.

If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Who may vote?

Only stockholders of record at the close of business on April 1, 2013, the record date, are entitled to receive notice of and to vote at the Annual Meeting. Each holder of our common stock will be entitled to one vote for each share of our common stock owned as of the record date. As of the record date, there were 97,696,301 shares of our common stock outstanding and entitled to vote, and there were 394 stockholders of record, which number does not include beneficial owners of shares held in the name of a bank or brokerage firm. We do not have any outstanding shares of preferred stock.

How do I vote?

You may vote in person at the Annual Meeting, electronically by submitting your proxy through the Internet, by telephone or by returning a hard copy of the proxy card before the Annual Meeting. Proxies properly executed, returned to us on a timely basis and not revoked will be voted in accordance with the instructions contained in the proxy. If any matter not described in this Proxy Statement is properly presented for action at the meeting, the persons named in the enclosed proxy will have discretionary authority to vote according to their best judgment.

How do I vote electronically or by telephone?

You may vote by submitting your proxy through the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate your identity as a Williams-Sonoma, Inc. stockholder, to allow you to vote your shares and to confirm that your instructions have been properly recorded. Specific instructions to be followed for voting on the Internet or by telephone are provided below in this Proxy Statement, in the Notice and on the proxy card.

Shares Registered Directly in the Name of the Stockholder

If your shares are registered directly in your name in our stock records maintained by our transfer agent, Wells Fargo Shareowner Services, then you may vote your shares:

- on the Internet at www.eproxy.com/wsm; or
- by calling Wells Fargo Shareowner Services from within the United States at 800-560-1965.

Proxies for shares registered directly in your name that are submitted on the Internet or by telephone must be received before noon Pacific Daylight Time on Wednesday, May 29, 2013.

Shares Registered in the Name of a Brokerage Firm or Bank

If your shares are held in an account at a brokerage firm or bank, you should follow the voting instructions on the Notice or the proxy card.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote on the Internet or by telephone and how to request paper copies of the proxy materials.

What if I return my proxy card directly to the company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted, votes will be cast "FOR" the election of the directors named in this Proxy Statement, "FOR" the approval, on an advisory basis, of the compensation of our named executive officers, and "FOR" the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending February 2, 2014.

What are the directions to attend the Annual Meeting and vote in person?

The following are directions to attend the Annual Meeting from various locations around the San Francisco Bay Area:

From the South Bay

Take US-101 Northbound toward San Francisco
Take the US-101 exit on the left
Keep left at the fork to continue on US-101 North
Take exit 434A to merge onto Mission Street/US-101
Turn left at US-101/South Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

From the East Bay

Take I-80 Westbound across the Bay Bridge toward San Francisco
Take exit 1B to merge onto US-101 North
Take exit 434A to merge onto Mission Street/US-101
Turn left at US-101/South Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

From the North Bay

Take US-101 Southbound across the Golden Gate Bridge toward San Francisco
Exit onto Richardson Avenue/US-101 toward Lombard Street
Continue to follow US-101
Turn left at US-101/Van Ness Avenue
Continue North on Van Ness Avenue
Destination will be on the right

How many shares must be present to transact business at the Annual Meeting?


Proxy

Stockholders holding a majority of our outstanding shares as of the record date must be present in person or by proxy at the Annual Meeting so that we may transact business. This is known as a quorum. Shares that are voted in person, on the Internet, by telephone or by signed proxy card, and abstentions and broker non-votes, will be included in the calculation of the number of shares considered to be present for purposes of determining whether there is a quorum at the Annual Meeting.

What is a broker non-vote?

The term broker non-vote refers to shares that are held of record by a broker for the benefit of the broker's clients but that are not voted at the Annual Meeting by the broker on certain non-routine matters set forth in New York Stock Exchange, or NYSE, Rule 402.08(B) because the broker did not receive instructions from the broker's clients on how to vote the shares and, therefore, was prohibited from voting the shares.

How many votes are needed to elect directors?

Pursuant to a majority voting bylaw adopted by our Board of Directors and further described in our Amended and Restated Bylaws, the election of each of the ten director nominees requires the affirmative vote of a majority of the votes cast at the Annual Meeting with respect to each nominee. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director to serve until the next annual meeting or until his or her successor has been duly elected and qualified. Your proxy will be voted in accordance with your instructions. If no instructions are given, the proxy holders will vote "FOR" each of the director nominees. If you hold your shares through a brokerage, bank or other nominee, or in "street name," it is important to cast your vote if you want it to count in the election of directors. In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors if they felt it was appropriate to do so. Changes in regulations were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote your shares in the election of directors, no votes will be cast on your behalf. Broker non-votes and abstentions will have no effect on the outcome of the election.

Pursuant to the resignation policy adopted by our Board of Directors and further described in our Corporate Governance Guidelines, any nominee for director who is not elected shall promptly tender his or her resignation to our Board of Directors following certification of the stockholder vote. The Nominations and Corporate Governance Committee will consider the resignation offer and recommend to our Board of Directors the action to be taken with respect to the offered resignation. In determining its recommendation, the Nominations and Corporate Governance Committee shall consider all factors it deems relevant. Our Board of Directors will act on the Nominations and Corporate Governance Committee's recommendation within 90 days following certification of the stockholder vote and will publicly disclose its decision with respect to the director's resignation offer (and the reasons for rejecting the resignation offer, if applicable).

Any director who tenders his or her resignation pursuant to the resignation policy shall not participate in the Nominations and Corporate Governance Committee's recommendation or Board of Directors action regarding whether to accept the resignation offer. If each member of the Nominations and Corporate Governance Committee is required to tender his or her resignation pursuant to the resignation policy in the same election, then the independent directors of our Board of Directors who are not required to tender a resignation pursuant to the resignation policy shall consider the resignation offers and make a recommendation to our Board of Directors.

To the extent that one or more directors' resignations are accepted by our Board of Directors, our Board of Directors in its discretion may determine either to fill such vacancy or vacancies or to reduce the size of the Board within the authorized range.

How many votes are needed to approve Proposals 2 and 3?

Proposals 2 and 3 require the affirmative vote of holders of a majority of voting power entitled to vote thereon, present in person or represented by proxy, at the Annual Meeting. Proxy cards marked "abstain" will have the effect of a "NO" vote and broker non-votes will have no effect on the outcome of the vote.

The outcome of Proposal 2, the advisory vote on the approval of the compensation of our named executive officers, will not be binding on us or the Board. However, the Board and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Are there any stockholder proposals this year?

No stockholder proposals are included in this Proxy Statement nor have we received notice of any stockholder proposals to be raised at this year's Annual Meeting.

What if I want to change my vote(s)?

You may revoke your proxy prior to the close of voting at the Annual Meeting by any of the following methods:

- sending written notice of revocation to our Secretary;
- sending a signed proxy card bearing a later date;
- voting by telephone or on the Internet at a later date; or
- attending the Annual Meeting, revoking your proxy and voting in person.

What is householding?

Householding is a cost-cutting procedure used by us and approved by the SEC to limit duplicate copies of our proxy materials being printed and delivered to stockholders sharing a household. Under the householding procedure, we send only one Notice or Annual Report and Proxy Statement to stockholders of record who share the same address and last name, unless one of those stockholders notifies us that the stockholder would like a separate Notice or Annual Report and Proxy Statement. A separate proxy card is included in the materials for each stockholder of record. A stockholder may notify us that the stockholder would like a separate Notice or Annual Report and Proxy Statement by phone at 415-421-7900 or by mail at the following mailing address: Williams-Sonoma, Inc., Attention: Annual Report Administrator, 3250 Van Ness Avenue, San Francisco, California 94109. If we receive such notification that the stockholder wishes to receive a separate Notice or Annual Report and Proxy Statement, we will promptly deliver such Notice or Annual Report and Proxy Statement. If you wish to update your participation in householding, you may contact your broker or our mailing agent, Broadridge Investor Communications Solutions, at 800-542-1061.

What if I received more than one proxy card?

If you received more than one proxy card, it means that you have multiple accounts with brokers and/or our transfer agent. You must complete each proxy card in order to ensure that all shares beneficially held by you are represented at the meeting. If you are interested in consolidating your accounts, you may contact your broker or our transfer agent, Wells Fargo Shareowner Services, at 800-468-9716.

Who pays the expenses incurred in connection with the solicitation of proxies?

We pay all of the expenses incurred in preparing, assembling and mailing the Notice or this Proxy Statement and the materials enclosed. We have retained Skinner & Company to assist in the solicitation of proxies at an estimated cost to us of $3,500. Some of our officers or employees may solicit proxies personally or by telephone or other means. None of those officers or employees will receive special compensation for such services.


Proxy

PROPOSAL 1

ELECTION OF DIRECTORS

What is this proposal?

This is a proposal to elect our Board of Directors.

How many members are on our Board?

We currently have ten directors on our Board, all of whom are standing for reelection.

Has the Board determined which directors are independent?

Yes. Our Board has determined that Adrian D.P. Bellamy, Rose Marie Bravo, Mary Ann Casati, Adrian T. Dillon, Anthony A. Greener, Ted W. Hall, Michael R. Lynch and Lorraine Twohill meet the independence requirements of our "Policy Regarding Director Independence Determinations," which is part of our Corporate Governance Guidelines. Our Corporate Governance Guidelines are posted on our website at www.williams-sonomainc.com. Accordingly, the Board has determined that none of these director nominees has a material relationship with us and that each of these nominees is independent within the meaning of the NYSE and SEC director independence standards, as currently in effect. Further, each member of our Board committees satisfies the independence requirements of the NYSE and SEC, and any heightened independence standards applicable to each committee on which they serve. The Board's independence determination was based on information provided by our director nominees and discussions among our officers and directors.

How often did our Board meet in fiscal 2012?

During fiscal 2012, our Board held a total of seven meetings. Each director who was a member of our Board during fiscal 2012 attended at least 75% of the aggregate of (i) the total number of meetings of the Board held during the period for which such director has been a director and (ii) the total number of meetings held by all committees of the Board on which such director served during the periods that such director served, except for Ted W. Hall, who attended 69% of the aggregate applicable meetings. Mr. Hall was unable to attend a number of meetings due to time spent recovering from a serious automobile accident.

What is our policy for director attendance at the Annual Meeting?

Our policy is that directors who are nominated for election at our Annual Meeting should attend the Annual Meeting. All but one director who was nominated for election at our 2012 Annual Meeting attended the meeting.

How can stockholders and interested parties communicate with members of the Board?

Stockholders and all other interested parties may send written communications to the Board or to any of our directors individually, including non-management directors and the Chairman of the Board, at the following address: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. All communications will be compiled by our Corporate Secretary and submitted to the Board or an individual director, as appropriate, on a periodic basis.

What will happen if a nominee is unwilling or unable to serve prior to the Annual Meeting?

Our Board has no reason to believe that any of the nominees will be unwilling or unable to serve as a director. However, should a nominee become unwilling or unable to serve prior to the Annual Meeting, our Nominations and Corporate Governance Committee would recommend another person or persons to be nominated by our Board to stand for election, and your proxies would be voted for the person or persons selected by the committee and nominated by our Board.

How are the directors compensated?

For fiscal 2012, non-employee directors received cash compensation and equity grants for their service on our Board and the Board committees of which they are a member, as set forth in the table below. During fiscal 2012, the equity grants were made in the form of restricted stock units. These restricted stock units vest on the earlier of one year from the date of grant or the day before the next regularly scheduled annual meeting. The number of restricted stock units granted was determined by dividing the total monetary value of each award, equal to the equity grant as identified in the following table, by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share. Directors also received dividend equivalent payments with respect to outstanding restricted stock unit awards.

	Value of Annual Compensation
Cash Compensation for Initial Election to the Board	$ 92,000
Equity Grant for Initial Election to the Board	$ 92,000
Annual Cash Compensation for Board Service(1)	$ 92,500
Annual Equity Grant for Board Service(2)	$ 92,500
Annual Cash Compensation to Chairman of the Board(1)	$150,000
Annual Equity Grant to Chairman of the Board(2)	$150,000
Annual Cash Compensation to Chairman of the Audit and Finance Committee(1)	$ 25,500
Annual Equity Grant to Chairman of the Audit and Finance Committee(2)	$ 25,500
Annual Cash Compensation to Chairman of the Compensation Committee(1)	$ 12,500
Annual Equity Grant to Chairman of the Compensation Committee(2)	$ 12,500
Annual Cash Compensation to Chairman of the Nominations and Corporate Governance Committee(1)	$ 8,250
Annual Equity Grant to Chairman of the Nominations and Corporate Governance Committee(2)	$ 8,250

(1) The annual cash compensation is awarded on the date of the Annual Meeting so long as the non-employee director has been serving on the Board for at least three months. Such compensation is paid in quarterly installments so long as the non-employee director continues to serve on the Board at the time of such payments.

(2) The annual equity grant is awarded on the date of the Annual Meeting so long as the non-employee director has been serving on the Board for at least three months.

In addition to the compensation described above, non-employee directors received cash attendance compensation in the amount of $2,000 for each committee meeting they attended for committees of which they are a member. Directors also received reimbursement for travel expenses related to attending our Board, committee or business meetings. Non-employee directors and their spouses receive discounts on our merchandise.


Proxy

Non-Employee Director Compensation During Fiscal 2012

The following table shows the compensation provided to our non-employee directors during fiscal 2012.

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)	Total ($)
Adrian D.P. Bellamy	$275,000	$254,989(2)	$35,247(3)	$565,236
Rose Marie Bravo	$100,375	$ 92,470(4)	$ 8,711(5)	$201,556
Mary Ann Casati	$110,375	$ 92,470(4)	$ 4,074(6)	$206,919
Adrian T. Dillon	$138,750	$117,990(7)	$ 7,221(8)	$263,961
Anthony A. Greener	$108,500	$ 92,470(4)	$ 9,569(9)	$210,539
Ted W. Hall	$104,500	$ 92,470(4)	$ 3,267(10)	$200,237
Michael R. Lynch	$128,750	$100,742(11)	$20,906(12)	$250,398
Lorraine Twohill	$ 96,375	$ 92,470(4)	$12,995(13)	$201,840

(1) Based on the fair market value of the award granted in fiscal 2012, which is calculated by multiplying the closing price of our stock on the trading day prior to the grant date by the number of units granted. The

number of restricted stock units granted is determined by dividing the total monetary value of each award, equal to the annual equity grant as identified in the preceding table, by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share.

(2) Represents the fair market value associated with a restricted stock unit award of 7,244 shares of common stock made on May 24, 2012, with a fair value as of the grant date of $35.20 per share for an aggregate grant date fair value of $254,989.

(3) Includes (i) taxable value of discount on merchandise of $26,304 and (ii) dividend equivalent payments made with respect to outstanding stock unit awards of $8,943.

(4) Represents the fair market value associated with a restricted stock unit award of 2,627 shares of common stock made on May 24, 2012, with a fair value as of the grant date of $35.20 per share for an aggregate grant date fair value of $92,470.

(5) Includes (i) taxable value of discount on merchandise of $6,403 and (ii) dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,308.

(6) Includes (i) taxable value of discount on merchandise of $1,761 and (ii) dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,313.

(7) Represents the fair market value associated with a restricted stock unit award of 3,352 shares of common stock made on May 24, 2012, with a fair value as of the grant date of $35.20 per share for an aggregate grant date fair value of $117,990.

(8) Includes (i) taxable value of discount on merchandise of $4,471 and (ii) dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,750.

(9) Includes (i) taxable value of discount on merchandise of $7,369 and (ii) dividend equivalent payments made with respect to an outstanding restricted stock unit award of $2,200.

(10) Includes (i) taxable value of discount on merchandise of $1,067 and (ii) dividend equivalent payments made with respect to outstanding restricted stock unit awards of $2,200.

(11) Represents the fair market value associated with a restricted stock unit award of 2,862 shares of common stock made on May 24, 2012, with a fair value as of the grant date of $35.20 per share for an aggregate grant date fair value of $100,742.

(12) Includes (i) taxable value of discount on merchandise of $2,978 and (ii) dividend equivalent payments made with respect to outstanding restricted stock unit awards of $17,928.

(13) Includes (i) taxable value of discount on merchandise of $10,682 and (ii) dividend equivalent payments made with respect to outstanding restricted stock unit awards of $2,313.

Are the Directors required to own stock in the company?

Yes. The Board has approved a share ownership policy. Each non-employee director must hold at least $400,000 worth of shares of company stock by the fifth anniversary of such director's initial election to the Board. In the event a director holds at least $400,000 worth of shares of company stock during the required time period, but the value of such director's shares decreases below $400,000 due to a drop in the company's stock price, the director shall be deemed to have complied with this policy so long as the director does not sell shares of company stock. If a director has not complied with this policy during the required time period, then the director may not sell any shares until such director holds at least $400,000 worth of shares of company stock.

What is our Board leadership structure?

We currently separate the positions of Chief Executive Officer and Chairman of the Board. Adrian D.P. Bellamy, an independent director, has served as our Chairman of the Board since May 2010.

Separating the positions of Chief Executive Officer and Chairman of the Board maximizes the Board's independence and aligns our leadership structure with current trends in corporate governance best practices. Our Chief Executive Officer is responsible for day-to-day leadership and for setting the strategic direction of the company, while the Chairman of the Board provides independent oversight and advice to our management team, and presides over Board meetings.

Do we have a Lead Independent Director?

No. Our Corporate Governance Guidelines provide that in the event that the Chairman of the Board is not an independent director, the Board shall elect a Lead Independent Director. As Adrian D.P. Bellamy, an independent director, currently serves as Chairman of the Board, we have not appointed a separate Lead Independent Director.

What is the Board's role in overseeing the risk management of the company?

The Board actively manages the company's risk oversight process and receives regular reports from management on areas of material risk to the company, including operational, financial, legal and regulatory risks. Our Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit and Finance Committee assists the Board with its oversight of the company's major financial risk exposures. Additionally, in accordance with NYSE requirements, the Audit and Finance Committee reviews with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies. The Compensation Committee assists the Board with its oversight of risks arising from our compensation policies and programs and assesses on an annual basis potential material risk to the company from its compensation policies and programs, including incentive and commission plans at all levels. The Nominations and Corporate Governance Committee assists the Board with its oversight of risks associated with Board organization, Board independence, succession planning, and corporate governance. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board is regularly informed through committee reports about such risks.

Did the company evaluate risks relating to its executive and non-executive compensation programs?


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Our Compensation Committee is responsible for monitoring our compensation policies and programs relative to all our employees, including non-executive officers, for potential risks that are reasonably likely to have a material adverse effect on our company. In performing its duties, the Compensation Committee regularly reviews and discusses potential risks that could arise from our employee compensation plans and programs with our management and the Compensation Committee's independent compensation consultant. The Compensation Committee is responsible for reporting to the Board any material risks associated with our compensation plans and programs, including recommended actions to mitigate such risks.

For fiscal 2012, the Compensation Committee retained an independent consultant, Frederic W. Cook & Co. or Cook & Co., to identify and assess the risk inherent in the company's compensation programs and policies. Accordingly, Cook & Co. evaluated the company's executive and non-executive compensation programs for such risk and the mechanisms in our programs designed to mitigate these risks. Among other things, Cook & Co. reviewed our pay philosophy, forms of incentives, performance metrics, balance of cash and equity compensation, balance of long-term and short-term incentive periods, compensation governance practices, and equity grant administration practices. Based on the assessment, Cook & Co. concluded that our compensation programs and policies do not create risks that are reasonably likely to have a material adverse effect on our company.

Does the Board hold executive sessions?

Yes. It is the Board's policy to have a separate meeting time for independent directors, typically during the regularly scheduled Board meetings. During fiscal 2012, executive sessions were led by our Chairman of the Board, Mr. Bellamy.

Are there any family or other special relationships among the director nominees and our executive officers?

No. There are no family or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

Were the incumbent directors all elected at the 2012 Annual Meeting?

Yes. All of the incumbent directors were elected at the 2012 Annual Meeting.

Are any incumbent directors not standing for re-election at the 2013 Annual Meeting?

No. All of the incumbent directors are standing for re-election at the 2013 Annual Meeting.

Information Regarding the Director Nominees

The following table sets forth information, as of April 1, 2013, with respect to each director nominee. We have also included information about each nominee's specific experience, qualifications, attributes and skills that led the Board to conclude that he or she should serve as a director of the company, in light of our business and structure, at the time we file this Proxy Statement. Each director nominee furnished the biographical information set forth in the table.

Executive Officers:

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Laura J. Alber .... Age 44	2010	• Chief Executive Officer since 2010 • President since 2006 • President, Pottery Barn Brands, 2002 – 2006 • Executive Vice President, Pottery Barn, 2000 – 2002 • Senior Vice President, Pottery Barn Catalog and Pottery Barn Kids Retail, 1999 – 2000 • Director, RealD Inc. (3D technologies) since 2013	• Extensive retail industry, merchandising and operational experience, including 18 years of experience with the company • Implemented successful growth strategies, including Pottery Barn Kids, Pottery Barn Bed + Bath and PBteen, as well as the company's global expansion
Patrick J. Connolly .... Age 66	1983	• Executive Vice President, Chief Marketing Officer since 2000 • Executive Vice President, General Manager, Catalog, 1995 – 2000 • Director, CafePress.com (customized and personalized products) since 2007	• Extensive marketing experience, including 34 years of experience with the company • Directed the company's direct-to-customer strategy, including the growth of its catalog business and the development and expansion of its e-commerce channel

Independent Directors:

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Adrian D.P. Bellamy . . . . . Age 71	1997	• Chairman of the Board • Chairman of the Compensation Committee and member of the Nominations and Corporate Governance Committee • Chairman and Director of Reckitt Benckiser plc (household, personal, health and food products) since 2003 • Director, The Gap, Inc. (clothing) since 1995 • Chairman and Director of The Body Shop International plc (personal care products), 2002 – 2008	• Extensive experience as both an executive and director in the retail industry, including 12 years as Chairman and Chief Executive Officer of DFS Group Ltd. • Broad perspective of the retail industry from current and past positions on the Boards of other retailers including The Gap, The Body Shop and Gucci
Rose Marie Bravo CBE . . Age 62	2011	• Member of the Compensation Committee • Vice Chairman, Burberry Group plc (apparel and accessories), 2006 – 2007 • Chief Executive Officer, Burberry Group Plc, 1997 – 2006 • President, Saks Fifth Avenue (specialty department store), 1992 –1997 • Chairman and Chief Executive Officer of I. Magnin, a former division of R.H. Macy & Co. (specialty department store), 1987 –1992 • Director, Tiffany & Co. (jewelry) since 1997 • Director, The Estée Lauder Companies Inc. (beauty products) since 2003	• Extensive knowledge of the retail industry, with over 30 years of experience as an executive and over 15 years of experience as a public company director • Strong understanding of global brand management, merchandising, marketing and product development
Mary Ann Casati . . . . Age 57	2012	• Member of the Audit and Finance Committee • Co-Founding Partner, Circle Financial Group, LLC (financial services) since 2003 • Partner and Managing Director, Co-Head Retailing Industry Investment Banking Group, Goldman Sachs Group (investment banking), 1982 – 2002 • Director, J. Crew Group, Inc. (clothing), 2006 – 2011	• Extensive experience advising retail companies, as both an investment banker and director • Strong background in capital markets, corporate finance, risk awareness, governance and diversity


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Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Adrian T. Dillon .... Age 59	2005	• Chairman of the Audit and Finance Committee • Chief Financial and Administrative Officer, Skype Limited (video and voice communications software), 2010 –2011 • Executive Vice President, Finance and Administration, and Chief Financial Officer, Agilent Technologies, Inc. (technology testing and analysis solutions), 2001 – 2010 • Vice Chairman, WNS (Holdings) Limited (outsourcing services) since 2013, Director since 2012 • Director, NDS Group Ltd. (pay television software), 2011 – 2012 • Director, Verigy Ltd. (semiconductors), 2006 – 2007	• Extensive financial and accounting expertise as chief financial officer of two large public companies • Deep understanding of accounting principles and financial reporting rules and regulations, including how internal controls are effectively managed within organizations
Anthony A. Greener ..... Age 72	2007	• Member of the Compensation Committee and the Nominations and Corporate Governance Committee • Chairman, The Minton Trust (charity) since 2006 • Chairman, The St. Giles Trust (charity) since 2008 • Director, WNS (Holdings) Limited (outsourcing services) since 2007 • Director, The United Church Schools Trust (education) since 2005 • Chairman, Qualifications and Curriculum Authority (education), 2002 – 2008 • Deputy Chairman, British Telecommunications plc (telecommunications), 2000 – 2006 • Chairman, Diageo plc (spirits, beer and wine), 1997 – 2000 • Chairman and Chief Executive Officer, Guinness plc (beer and spirits), 1992 – 1997	• Extensive experience as both an executive and director of companies with global brands • Strong leadership skills with a variety of diverse businesses and organizations, including specialty retailers

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Ted W. Hall . . . . Age 64	2007	• Member of the Compensation Committee • General Manager, Long Meadow Ranch and President, Long Meadow Ranch Winery (food and wine) since 1994 • Managing Director, Mayacamas Associates (consulting) since 2000 • Director, Basic American Inc. (specialty foods) since 2010 • Director, Dolby Laboratories, Inc. (entertainment products), 2007 – 2013 • Director, Peet's Coffee & Tea, Inc. (coffee, tea and related products), 2008 – 2012 • Chairman, Tambourine, Inc. (specialty music production and distribution), 1998 – 2007 • Non-Executive Chairman of the Board, Robert Mondavi Corporation (wine), 2003 – 2005 • Various leadership roles, McKinsey & Company (consulting), 1972 – 2000 • Member of Shareholder Committee (McKinsey's board of directors), McKinsey & Company, 1988 – 2000	• Extensive operating and consulting experience, as well as experience as a director at companies in the retail, food, consumer product and technology industries • Strong insight into the specialty food industry through his leadership of Long Meadow Ranch
Michael R. Lynch . . . . Age 61	2000	• Chairman of the Nominations and Corporate Governance Committee and member of the Audit and Finance Committee • Vice Chairman, Investment Banking, J.P. Morgan (investment banking) since 2010 • Senior Managing Director, GSC Group (investment advisor), 2006 – 2009 (GSC Group filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in August 2010) • Advisory Board Member, GSC Group, 2005 – 2006 • Various roles, including Partner and Managing Director, Goldman, Sachs & Co. (investment banking), 1976 – 2005	• Extensive experience and relationships in the capital markets and investment banking sectors • In-depth knowledge of the company's business, having advised the company since its initial public offering in 1983

Nominee	Director Since	Position with the Company and Business Experience, including Directorships Held During Past Five Years	Specific Experience, Qualifications, Attributes and Skills
Lorraine Twohill . . . . Age 41	2012	• Member of the Compensation Committee and the Nominations and Corporate Governance Committee • Head of Global Marketing, Google Inc. (Internet search, advertising) since 2009 • Head of Marketing Europe, Middle East and Africa, Google Inc. 2003 – 2009 • Director, Telegraph Media Group (newspapers) since 2009	• Extensive marketing knowledge, with over 20 years of experience, and strong experience in digital and social media • Strong insight into brand management and global issues

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF ALL OF THE DIRECTORS LISTED ABOVE.

What is our Director Emeritus program, and when was it initiated?

In 2003, we initiated our Director Emeritus program for directors who have, in the opinion of the Board, provided long and meritorious service as members of the Board. Individuals who accept appointment to the position of Director Emeritus agree to provide advisory and consulting services on such business matters as the Board may determine. By standing invitation from the Board, these individuals may attend meetings of the Board, but do not vote on Board matters.

Information regarding Director Emeritus

The following table sets forth information, as of April 1, 2013, with respect to our Director Emeritus.

Director Emeritus	Director Emeritus Since	Positions with the Company and Business Experience
Charles E. Williams . . . . Age 97	2003	• Director, 1973 – 2003 • Vice Chairman, 1986 – 2003 • Founder

What are the committees of our Board?

Our Board has the following committees, with the following members, as of April 1, 2013.

Committee and Members	Functions of Committee	Number of Meetings in Fiscal 2012
Audit and Finance: Adrian T. Dillon, Chairman Mary Ann Casati Michael R. Lynch	• Assists our Board in its oversight of the integrity of our financial statements; the qualifications, independence, retention and compensation of our independent registered public accounting firm; the performance of our internal audit function; and our compliance with legal and regulatory requirements; • Prepares the report that the SEC rules require to be included in our annual proxy statement; • Reviews the financial impact of selected strategic initiatives, and reviews and recommends for Board approval selected financing, dividend and stock repurchase policies and plans; and • Assists the Board with its oversight of our major financial risk exposures, and reviews with management such exposures and the steps management has taken to monitor and control such exposures.	11
Compensation: Adrian D.P. Bellamy, Chairman Rose Marie Bravo Anthony A. Greener Ted W. Hall Lorraine Twohill	• Reviews and determines our executive officers' compensation; • Reviews and determines our general compensation goals and guidelines for our employees; • Administers certain of our compensation plans and provides assistance and recommendations with respect to other compensation plans; • Reviews the compensation discussion and analysis report that the SEC rules require to be included in our annual proxy statement; • Assists the Board with its oversight of risk arising from our compensation policies and programs, and assesses on an annual basis potential material risk from our compensation policies and programs; and • Appoints, sets the compensation of, and determines independence of any compensation consultant or other advisor retained.	7
Nominations and Corporate Governance: Michael R. Lynch, Chairman Adrian D.P. Bellamy Anthony A. Greener Lorraine Twohill	• Reviews and recommends corporate governance policies; • Identifies and makes recommendations for nominees for director and considers criteria for selecting director candidates; • Considers stockholders' director nominations and proposals; • Reviews and determines our compensation policy for our non-employee directors; • Considers resignation offers of director nominees and recommends to the Board the action to be taken with respect to each such offered resignation; and • Oversees the evaluation of our Board and our senior management team.	3


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Will our Nominations and Corporate Governance Committee consider nominees recommended by stockholders?

Yes. Our Nominations and Corporate Governance Committee will consider nominees recommended by stockholders, provided that such nominees are submitted pursuant to the procedures and timelines described in the "Nominations and Corporate Governance Committee Report" and "Stockholder Proposals" sections of this Proxy Statement.

Are there any disclosures relating to Compensation Committee interlocks and insider participation?

Messrs. Bellamy, Greener and Hall served as members of the Compensation Committee throughout fiscal 2012. Ms. Bravo joined the Compensation Committee in April 2012, and Ms. Twohill joined in September 2012. During fiscal 2012, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

What is this proposal?

This is a proposal asking stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the "Dodd-Frank Act," and the applicable SEC rules. This proposal is commonly known as a "Say on Pay" proposal, and gives our stockholders the opportunity to express their views on the compensation of our named executive officers.

Compensation Program and Philosophy

As described in detail under the headings "Information Concerning Executive Officers" and "Executive Compensation," our executive officer compensation program is designed to attract, retain and motivate highly qualified personnel who are critical to our success while maintaining direct links between executive pay, individual performance, the company's financial performance and stockholder returns. The Compensation Committee believes that our executive compensation programs should support the company's objective of creating value for its stockholders.

Accordingly, the Compensation Committee believes that executive officers should have a significant interest in the company's stock performance, and compensation programs should link executive compensation to stockholder value. One of the ways that we have sought to accomplish these goals is by making a significant portion of individual compensation directly dependent on the company's achievement of financial goals, which in turn enhances long-term stockholder return while encouraging executives to build an equity interest in the company. In fiscal 2012, the Compensation Committee also retained Cook & Co. to identify and assess the risks in the company's compensation programs and policies.

Fiscal 2012 Compensation

To align our executive compensation packages with our executive compensation philosophy, the following compensation actions were approved by the Compensation Committee for fiscal 2012:

- *Adjustments to Base Salary*: The base salaries of our named executive officers were increased for fiscal 2012 to reflect strong performance. Total cash compensation for our named executive officers remains generally above the 75th percentile compared to our proxy peer group and relevant market data as described under "Executive Compensation" in this Proxy Statement.


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- *Performance-Based Cash Bonus*: Performance-based cash bonuses were paid for performance in fiscal 2012 as a result of the achievement of positive net cash flow by operating activities, exceeding earnings per share goals set by the Compensation Committee for fiscal 2012, and outstanding leadership and individual performance by our named executive officers in fiscal 2012.

- *Performance-Based and Time-Based Equity*: In fiscal 2012, our named executive officers were granted restricted stock units containing both performance and service criteria. The restricted stock units granted in fiscal 2012 vest on the second anniversary and the fourth anniversary of the grant date, in each case only if positive net cash flow from operating activities was achieved in fiscal 2012.

In addition to the above summary, stockholders are urged to read the "Executive Compensation" section of this Proxy Statement for details about our executive compensation programs, including information about the fiscal 2012 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the 2013 Annual Meeting:

> "RESOLVED, that the company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the company's Proxy Statement for the 2013 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Executive Compensation, the tabular disclosure regarding such compensation and the accompanying narrative disclosure."

What vote is required to approve this proposal?

To approve this proposal, a majority of voting power entitled to vote thereon, present in person or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

What will happen if stockholders vote against this proposal?

The Say on Pay vote is advisory, and therefore not binding on the company, the Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Under the rules of the NYSE, brokers are prohibited from giving proxies to vote on executive compensation matters unless the beneficial owner of such shares has given voting instructions on the matter. This means that if your broker is the record holder of your shares, you must give voting instructions to your broker with respect to Proposal 2 if you want your broker to vote your shares on the matter.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

What is this proposal?

This is a proposal to ratify the selection of Deloitte & Touche LLP, or Deloitte, as our independent registered public accounting firm for the fiscal year ending February 2, 2014. The Audit and Finance Committee selected Deloitte as our independent registered public accounting firm for the fiscal year ending February 2, 2014, subject to ratification by our stockholders. Although stockholder ratification of our independent registered public accounting firm is not required by law, as a matter of corporate governance, we are requesting that our stockholders ratify such selection.

What relationship does Deloitte currently have with us?

Deloitte has audited our financial statements for the last 33 years. Based in part upon information provided by Deloitte, the Audit and Finance Committee determined that Deloitte is independent under applicable independence standards.

Will a Deloitte representative be present at the Annual Meeting?

Yes. A Deloitte representative will be present at the Annual Meeting, and will have the opportunity to make a statement and to respond to appropriate questions.

What services did Deloitte provide in fiscal 2012?

Deloitte provided the company with the following services for fiscal 2012:

- The issuance of an opinion on (i) our annual consolidated financial statements and the effectiveness of our internal control over financial reporting, (ii) our 401(k) plan and (iii) our statutory financial filings for our global entities;
- Review of our quarterly condensed consolidated financial statements;
- Audit services related to periodic filings made with the SEC; and
- Tax return review services.


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In fiscal 2012, Deloitte also performed certain audit-related, tax and other services, and discussed certain matters with our Audit and Finance Committee, each of which is more fully described in the "Audit and Finance Committee Report" and the "Audit and Related Fees" sections of this Proxy Statement.

What vote is required to approve this proposal?

To approve this proposal, a majority of voting power entitled to vote thereon, present in person or represented by proxy, at the Annual Meeting must vote "FOR" this proposal.

What will happen if stockholders vote against this proposal?

If stockholders vote against this proposal, we will consider interviewing other independent registered public accounting firms. There can be no assurance, however, that we will choose to appoint another independent registered public accounting firm if this proposal is not approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING FEBRUARY 2, 2014.

INFORMATION CONCERNING EXECUTIVE OFFICERS

The following table provides certain information about our executive officers as of April 1, 2013. Our executive officers are appointed by and serve at the pleasure of our Board, subject to rights, if any, under employment contracts.

Name	Position with the Company and Business Experience
Laura J. Alber Age 44	*
Julie P. Whalen Age 42	• Executive Vice President and Chief Financial Officer since 2012 • Treasurer since 2011 • Acting Chief Financial Officer, March 2012 – July 2012 • Senior Vice President, Controller, 2006 – 2012 • Vice President, Controller, 2003 – 2006
Patrick J. Connolly Age 66	*
Janet Hayes Age 45	• President, Williams-Sonoma Brand since 2013 • President, Pottery Barn Kids and PBteen Brands, 2010 – 2013 • Executive Vice President, Pottery Barn Kids and PBteen Brands, 2008 – 2010 • Senior Vice President and General Merchandising Manager, Pottery Barn, 2007 – 2008
David R. King Age 44	• Senior Vice President, General Counsel and Secretary since 2011 • Vice President, Deputy General Counsel, 2010 – 2011 • Vice President, Associate General Counsel, 2006 – 2010 • Director, Associate General Counsel, 2004 – 2006
Sandra N. Stangl Age 45	• President, Pottery Barn, Pottery Barn Kids and PBteen Brands since 2013 • President, Pottery Barn Brand, 2008 – 2013 • Executive Vice President, Pottery Barn Kids and PBteen Brands, 2006 – 2008 • Senior Vice President, General Merchandising Manager, 2003 – 2006 • Senior Vice President, Product Development, 2002 – 2003

* Biographical information can be found in the table under the section titled "Information Regarding the Director Nominees" beginning on page 10 of this Proxy Statement.

The following table provides certain information about our former President, Williams-Sonoma Brand, who resigned effective March 20, 2013.

Name	Position with the Company and Business Experience
Richard Harvey Age 50	• President, Williams-Sonoma Brand, 2008 – 2013 • Executive Vice President, Williams-Sonoma Brand, 2006 – 2008 • Senior Vice President and General Merchandising Manager, Williams-Sonoma Brand, 2001 – 2006 • Vice President, Williams-Sonoma Catalog, 1997 – 2001

EXECUTIVE COMPENSATION

This section provides important information on our executive compensation program for our "named executive officers," who in fiscal 2012 were our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers during fiscal 2012, and our former Chief Financial Officer, Sharon L. McCollam, who retired effective March 6, 2012. Julie Whalen became our Acting Chief Financial Officer effective March 6, 2012 and our Chief Financial Officer effective July 27, 2012. Richard Harvey resigned as President of the Williams-Sonoma brand effective March 20, 2013.

Compensation Discussion and Analysis

Executive Summary

The cornerstone of our executive compensation program is pay for performance. Accordingly, while we pay competitive base salaries and other benefits, the majority of our named executive officers' compensation opportunity is based on incentive pay.


Fiscal 2012 CEO's Target
Total Direct Compensation
Base Pay
14%
Annual
Incentive
21%
Fiscal 2012 Other NEO's Target
Total Direct Compensation
(Excluding CEO)
Base Pay
25%
Annual
Incentive
24%

Our Compensation Committee, assisted by its independent compensation consultant, Cook & Co., stays informed of developing executive compensation best practices and strives to implement them. In this regard, our named executive officer compensation programs include:

- Adopting an annual Say on Pay advisory vote, commencing in 2011 and continuing in this Proxy Statement, consistent with the direction of 90% of stockholder votes cast in 2011 and consistent with management's recommendation to our stockholders;
- Establishing share ownership guidelines for executive officers in 2011;
- Establishing share ownership guidelines for our non-employee directors in 2007;
- Increasing share ownership guidelines for our Chief Executive Officer to five times annual base salary in 2013;
- Providing no golden parachute excise tax gross-up;
- Providing no single-trigger equity compensation vesting on a change of control and instead providing double-trigger vesting (triggered upon certain terminations of employment following a change of control) for equity grants made to our named executive officers;
- Prohibiting hedging of company shares by named executive officers and all associates;

- Commencing in 2010, not permitting personal use of our corporate aircraft; and
- Engaging Cook & Co. to perform an annual risk analysis with respect to the company's compensation programs and policies, including for non-executive officers.

Who serves on the Compensation Committee?

Messrs. Bellamy, Greener and Hall served as members of the Compensation Committee throughout fiscal 2012. Ms. Bravo joined the Compensation Committee in April 2012, and Ms. Twohill joined in September 2012. Mr. Bellamy serves as Chairman of the Compensation Committee. The Board determined that, in fiscal 2012, each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the Compensation Committee members has ever served as an officer of the company.

How many times did the Compensation Committee meet during fiscal 2012?

The Compensation Committee held a total of seven meetings during fiscal 2012. The Compensation Committee also met in executive session without management present at a number of these meetings.

What is the Compensation Committee's philosophy of executive compensation?

The Compensation Committee believes that the company's executive compensation programs should support the company's objectives of creating value for its stockholders by rewarding long-term stockholder value creation and providing competitive pay opportunities to attract and retain highly qualified executive talent. Accordingly, the Compensation Committee believes that executive officers and other key employees should have a significant interest in the company's stock performance, and incentive programs should link executive compensation to stockholder value. The Compensation Committee strives to ensure that the company's executive compensation programs maintain direct links between executive pay and performance, including individual performance, the company's financial performance, and stockholder returns.

The Compensation Committee has sought to accomplish these goals by properly balancing the elements of the executive compensation program (e.g., fixed versus incentive, short-term versus long-term, and cash versus equity). A significant portion of each individual's compensation opportunity is directly dependent on the company's achievement of financial goals, with an opportunity for significant rewards when those goals are exceeded. The Compensation Committee believes that superior financial performance, on a sustained basis, is an effective means of enhancing long-term stockholder return. Since there is no pre-established policy or formal target for the allocation between cash and non-cash compensation and short-term and long-term compensation, the Compensation Committee reviews and determines the appropriate level and mix of compensation to meet these goals on an ongoing basis. The Compensation Committee favors stability in the executive compensation structure, but supports modifications that reinforce the philosophy and objective described above. The Compensation Committee also retained Cook & Co. to evaluate the risk inherent in the company's executive and non-executive compensation programs.

Did the Compensation Committee consider the results of the 2012 advisory vote on executive compensation?

On May 24, 2012, we held a stockholder advisory vote on the compensation of our named executive officers, commonly referred to as a Say on Pay advisory vote. Our stockholders approved the compensation of our named executive officers, on an advisory basis, with over 95% of stockholder votes cast in favor of our 2012 Say on Pay resolution. Given this result, the Compensation Committee decided to retain our overall approach to executive compensation. Moreover, in determining how often to hold a stockholder advisory vote on executive compensation, the Board took into account our stockholders' preference (approximately 90% of votes cast) for an annual vote at the 2011 annual meeting of stockholders. Specifically, the Board determined that we will hold an annual advisory stockholder vote on our named executive officer compensation until considering the results of our next Say on Pay frequency vote.

What is the role of the Compensation Committee with respect to executive compensation?

The Compensation Committee administers the company's compensation programs, including compensation arrangements and equity plans. The Compensation Committee's role is detailed in the Compensation Committee Charter, which was last amended and restated by the Board on March 28, 2013. The Compensation Committee Charter is available on the company's website at www.williams-sonomainc.com and is also available in print to any stockholder who requests it. Specifically, the Compensation Committee:

- Reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives, reviews total compensation of the Chief Executive Officer, and approves the bonus, equity and any other benefits or perquisites to be provided to the Chief Executive Officer based on this evaluation;
- Reviews and makes recommendations to the independent directors on the Board on any base salary adjustments for the Chief Executive Officer. The independent directors on the Board determine any such base salary adjustments;
- Reviews recommendations made by the Chief Executive Officer regarding compensation for named executive officers and other senior executives, makes any adjustments to the recommendations of the Chief Executive Officer, and approves the compensation for the named executive officers and other senior executives;
- Considers the views of stockholders on executive compensation matters, including stockholder proposals, advisory votes, communications with proxy advisory firms and related matters;
- Reviews, makes recommendations to the Board regarding, and approves, as appropriate, general compensation goals and guidelines for the company's employees;
- Approves and authorizes amendments to the company's incentive compensation and other equity-based plans, the company's 401(k) plan and other benefit programs, to the extent such amending authority has been delegated to it by the Board;
- Administers the company's incentive compensation and other equity-based plans;
- Appoints, sets the compensation of, and determines independence of any compensation consultant or other advisor retained; and
- Assesses on an annual basis, potential material risk to the company from its compensation programs and policies, including incentive and commission plans at all levels.


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Does the Compensation Committee delegate any of its authority?

Pursuant to its charter, the Compensation Committee may form and delegate authority to subcommittees. The Compensation Committee does not delegate any of its authority with respect to executive officers and non-employee directors of the company. However, the Compensation Committee has appointed an Incentive Award Committee consisting of two of the company's directors. During fiscal 2012, the Incentive Award Committee consisted of Laura J. Alber and Sharon L. McCollam, until Ms. McCollam's retirement. Thereafter, Laura J. Alber and Patrick J. Connolly served as members of the Incentive Award Committee. The Compensation Committee also delegated to Adrian D.P. Bellamy, the Chairman of the Compensation Committee, the authority to grant equity to certain non-executive employees within a stated budget in connection with the company's annual equity grant.

The Compensation Committee has delegated to the Incentive Award Committee the ability to grant equity awards under the company's 2001 Long-Term Incentive Plan to non-executive officer employees with a corporate rank at or below Senior Vice President. The Chief Executive Officer believes it is important to provide our associates with long-term incentive vehicles that are directly linked to stockholder return. Granting equity-based incentives aligns the interests of our associates with those of our stockholders and reinforces the company's pay-for-performance strategy. This delegation is reviewed by the Compensation Committee annually and includes limitations on the number of shares subject to the grants, both on an individual basis and in the aggregate. Reports of awards made by the Incentive Award Committee are included in the materials presented at the Compensation Committee's regularly scheduled meetings.

Does the Compensation Committee have outside advisors?

The Compensation Committee Charter grants the Compensation Committee the sole authority to hire outside advisors and compensation consultants for the Compensation Committee. Although the company pays their fees, these advisors report directly to the Compensation Committee. Cook & Co. has been engaged as the independent executive compensation consulting firm to assist the Compensation Committee in discharging its responsibility. During fiscal 2012, Cook & Co. provided the Compensation Committee with peer group proxy and other publicly disclosed data related to named executive officer and director compensation. Cook & Co. also provided certain services on behalf of the Compensation Committee, primarily related to compiling market data and advice regarding general compensation trends in the retail industry and among similarly situated companies. The Compensation Committee may request that Cook & Co. attend its meetings and advise the Compensation Committee either in person or by telephone. Cook & Co. participated in two Compensation Committee meetings during fiscal 2012, at the request of the Chairman, Adrian Bellamy.

What is management's role in the compensation-setting process?

Although the Compensation Committee generally does not delegate any of its authority with respect to executive officers and non-employee directors of the company, management does play a significant role in the compensation-setting process for executive officers other than the Chief Executive Officer. In particular, management assists the Compensation Committee with the following:

- Evaluating individual executive performance against established revenue and profitability targets for the fiscal year, including business unit achievement of budget targets. These revenue and profitability targets are established as part of the company's annual business plan review process;
- Recommending appropriate business performance targets and objectives for the upcoming fiscal year; and
- Recommending salary and cash bonus levels and equity awards based on performance evaluations, and a review of peer group and additional relevant compensation data. Management considers the respective responsibilities of the executive officers, the current combination of pay elements for each executive and whether that combination is appropriate to provide incentives to achieve the desired results for the company. Management considers the proportion of base salary to cash bonus levels and believes that a significant portion of each executive's total cash compensation should be at risk depending on whether the company achieves certain levels of performance. In addition, management recognizes the Compensation Committee's view that equity awards should reflect each executive's performance for the year and align the executive's financial reward with stockholder return. After considering these factors, management may recommend to the Compensation Committee changes in the amount and type of each element of total compensation.

Management prepares information for each Compensation Committee meeting and works with the Committee Chairman to establish meeting agendas. Materials are provided to the Compensation Committee members several days in advance of each meeting. The Compensation Committee considers, but is not bound by and does not always accept, management proposals. The Chief Executive Officer also participates in Compensation Committee meetings at the invitation of the Compensation Committee to provide:

- Background information regarding the company's strategic objectives;
- Evaluations of the performance of senior executive officers; and
- Compensation recommendations as to senior executive officers (other than the Chief Executive Officer).

What are the components of executive compensation?

The Compensation Committee considers three major elements of "direct" pay in the executive compensation program:

- Base salary;
- Annual incentive opportunities; and
- Long-term incentives.

The Compensation Committee believes that offering the executive team a total compensation package with a significant pay-for-performance component helps achieve the company's objective of creating value for its stockholders. Each of the three major elements in the executive compensation program is discussed in detail below, but in general, this means:

- Base salaries are competitive with comparable public retail companies with respect to similar positions, to create an incentive for executives to join and remain with the company;
- Annual incentive opportunities are based principally on the company's overall corporate performance and the executive's individual performance. This results in the company's superior performers receiving greater compensatory rewards and lesser performers receiving lower compensatory rewards. We believe the structure of our annual incentive opportunities fosters a performance-driven culture; and
- Long-term incentives, such as equity compensation awards, are structured to encourage our executive team to work toward long-term sustained growth and success from the perspective of owners of the company, to reward executives and other key employees for maximizing long-term stockholder value, and to provide incentives to remain with the company.

The named executive officers also receive certain retirement and other benefits, as well as perquisites and other personal benefits as described below. We consider these perquisites in addition to the major elements of compensation in determining appropriate total compensation.

Does the Compensation Committee compare the company's compensation practices to those of other companies?

Yes. The compensation practices of other companies within the retail industry are relevant to establishing the company's compensation programs and executive compensation for each year so that we can attract and retain qualified executive and managerial talent in a competitive marketplace.


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The Compensation Committee strives to ensure that the company's total compensation packages and executive compensation are aligned with market pay levels and practices. In order to achieve such goals, the Compensation Committee takes into account the relationships among base salary, short-term incentive compensation and long-term equity compensation at other companies considered to be comparable each year, collectively referred to as "comparable companies" or our "proxy peer group."

Our proxy peer group was determined for fiscal 2012 by the Compensation Committee based on the following general guiding criteria, which reflected the company's profile at the time the proxy peer group was selected:

1. Company Classification in the Global Industry Classification Standard (GICS) in one of the following:
    - Home Furnishing Retail;
    - Apparel Retail; or
    - Department Stores;
2. Revenues between $1.8 billion and $7.3 billion;
3. Market capitalization greater than $800 million and less than $20 billion;

4. Between 14,000 and 56,000 employees; and
5. Among the top 100 e-retailers or an operator of multiple brands.

When appropriate, the Compensation Committee deviated from the criteria to ensure that the selected peer companies are relevant to the company (e.g., direct competitor for business, direct competitor for executive talent, or comparable business model). As a result, certain peer companies may not meet all selection criteria. For fiscal 2012, our peer group consisted of 14 public companies: Abercrombie & Fitch Co., American Eagle Outfitters, Inc., Ann Inc., Bed Bath & Beyond Inc., Foot Locker, Inc., The Gap, Inc., Limited Brands, Inc., The Men's Wearhouse, Inc., Nordstrom, Inc., Pier 1 Imports, Inc., Ross Stores, Inc., Saks Incorporated, Tiffany & Co. and Urban Outfitters, Inc. The Compensation Committee added Urban Outfitters, Inc. for fiscal 2012 as it met all of the selection criteria. Barnes & Noble, Inc. was removed from the peer group for fiscal 2012 due to market capitalization that fell below the criteria range.

The following table from Cook & Co. is based on publicly available information as of April 1, 2013. The table provides a financial overview of the comparable companies to illustrate their revenues, income, and market capitalization as a group relative to the company. The Compensation Committee may review additional benchmarking surveys and proxy data providing summarized data levels of base salary, target annual cash incentives, and equity-based and other long-term incentives to assess market competitiveness of our compensation programs for our named executive officers.

	Annual Net Revenue (in millions)	Annual Net Income (in millions)	Market Capitalization (in millions) (as of 2/3/2013)
75th Percentile	$10,114	$748	$12,678
Average	$ 6,336	$459	$ 7,277
Median	$ 4,153	$317	$ 5,767
25th Percentile	$ 2,883	$195	$ 2,746
Williams-Sonoma, Inc.	$ 4,043	$257	$ 4,416

How are base salaries determined?

Base salaries are paid to provide executives and other employees with a minimum fixed level of cash compensation each year. The Compensation Committee believes that executive officers' base salaries must be sufficiently competitive to attract and retain key executives, and believes targeting base salaries between the 50th and 75th percentiles among the proxy peer group is generally appropriate to meet these objectives. In determining executive base salaries, the Compensation Committee also considers overall company performance and performance relative to peer companies generally and the home furnishings industry specifically.

After a review of the base salaries of the named executive officers relative to proxy peer group and market survey data and each executive's experience as well as past, current and anticipated contributions to the company's success, the Chief Executive Officer proposed changes to the base salaries of all of the named executive officers (other than the Chief Executive Officer and Ms. Whalen) in March 2012. The Chief Executive Officer proposed these changes so that the base salaries and bonus targets of the named executive officers (other than Ms. Whalen) would bring the executives to approximately the 75th percentile for target total cash compensation compared to the company's proxy peer group and relevant market data as described above. The Compensation Committee determined that targeting total cash compensation at this level for the named executive officers (other than Ms. Whalen) was appropriate given the complexity of the company's multi-channel business model and the experience of the executive team.

The Compensation Committee reviewed and approved the base salaries of these named executive officers (other than Ms. Whalen) for fiscal 2012 at a Compensation Committee meeting held during the first quarter of fiscal 2012. The Compensation Committee reviewed and approved the below increased base salary for Ms. Whalen upon her promotion to EVP, Chief Financial Officer in July 2012.

The following table shows the base salaries for the named executive officers.

Named Executive Officer	Fiscal 2011 Base Salary	Fiscal 2012 Base Salary
Laura J. Alber	$1,200,000	$1,300,000
Julie P. Whalen(1)	$ —	$ 550,000
Patrick J. Connolly	$ 625,000	$ 643,750
Richard Harvey	$ 675,000	$ 675,000
Sandra N. Stangl	$ 750,000	$ 800,000
Sharon L. McCollam(2)	$ 875,000	$ —

(1) Ms. Whalen was promoted to Executive Vice President, Chief Financial Officer effective July 27, 2012.

(2) Ms. McCollam retired from the company effective March 6, 2012.

The Compensation Committee Charter also requires that any adjustments to the base salary for our Chief Executive Officer be determined by the independent members of the Board following receipt of a recommendation from the Compensation Committee.

Were annual incentive bonuses awarded to named executive officers for fiscal 2012?

Yes. Annual incentive bonuses were awarded to our named executive officers (other than Ms. McCollam and Mr. Harvey) for fiscal 2012 under the company's 2001 Incentive Bonus Plan approved by stockholders at the last annual meeting (the "Bonus Plan").

How are the parameters for annual incentive bonuses determined under the Bonus Plan?

Annual incentives are set based on a variety of factors tailored to assist the company in driving financial and operating performance as well as retention.

The company promotes superior performance by rewarding executive officers, including the named executive officers, for achieving specific performance objectives with an annual cash bonus paid through the Bonus Plan or, in some cases, through discretionary bonuses outside of the Bonus Plan. The company pays bonuses under the Bonus Plan when the company meets or exceeds specific objectives and goals established by the Compensation Committee.


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The stockholder-approved Bonus Plan is intended to qualify annual incentives paid under the Bonus Plan as deductible performance-based compensation under Internal Revenue Code Section 162(m), which otherwise restricts our ability to deduct executive compensation in excess of $1,000,000 for the named executive officers other than the Chief Financial Officer per taxable year. However, because of the fact-based nature of the performance-based compensation exception under Section 162(m) and the limited availability of binding guidance thereunder, we cannot guarantee that awards made under the Bonus Plan that are intended to qualify as performance-based compensation under Section 162(m) will in fact qualify. In accordance with Internal Revenue Code rules, the Bonus Plan payout criteria are specified by the Compensation Committee in the first quarter of each fiscal year. The Bonus Plan limits the maximum payout to each executive to $10,000,000. However, the Compensation Committee has historically set target incentive levels ("target bonuses") for each executive significantly below the maximum level under the stockholder-approved Bonus Plan, as discussed below.

Under the Bonus Plan, the Compensation Committee generally sets a primary, critical performance goal. If this goal is not met, no bonuses are payable under the Bonus Plan. If this performance goal is met, maximum bonuses become available under the Bonus Plan for each named executive officer. For fiscal 2012, the Compensation Committee established the primary performance goal for the Bonus Plan as positive net cash flow provided by operating activities (excluding any non-recurring charges) as provided on the company's consolidated statements of cash flows, with adjustments to any evaluation to exclude (i) any extraordinary non-recurring items, or (ii) the effect of any changes in accounting principles affecting the company's or a business unit's reported results. The Compensation Committee felt this goal was appropriate for the reasons discussed below. Although maximum bonuses would be available if this goal was met, the Compensation Committee uses its discretion to determine the actual amount, if any, to be paid to any named executive officer. See below for a discussion of whether and how the Compensation Committee utilizes its discretion to determine actual bonus amounts.

Why did the Compensation Committee choose positive net cash flow provided by operating activities as the primary performance goal under the Bonus Plan?

The Compensation Committee chose positive net cash flow provided by operating activities as the primary performance goal for fiscal 2012 because it believed that maintaining positive net cash flow was critical to the success of the company in fiscal 2012. The achievability of the goal was deemed substantially uncertain for purposes of Internal Revenue Code Section 162(m). When the positive net cash flow objective for fiscal 2012 was first established, it was thought to be reasonably attainable, but not certain, based upon the company's net cash flow history and expected levels of net cash flow.

Did the company achieve positive net cash flow provided by operating activities for fiscal 2012?

Yes. For fiscal 2012, the company achieved positive net cash flow provided by operating activities as described above. Since this primary, critical performance goal was achieved, maximum bonuses became available under the Bonus Plan for fiscal 2012 for each named executive officer. As described below, the Compensation Committee used discretion to decrease bonuses actually awarded under the Bonus Plan to significantly below the maximum available levels for all named executive officers, other than Ms. McCollam and Mr. Harvey, who did not receive bonuses. Please see below for a summary of the severance Ms. McCollam received.

How does the Compensation Committee decide if and how to make bonus awards less than the maximum allowed under the Bonus Plan?

The primary performance goal results in the funding of the Bonus Plan. If the primary performance goal is achieved, as it was in fiscal 2012, then the Compensation Committee decides whether (and how) to reduce bonuses from the maximum available under the Bonus Plan. In determining actual bonus awards, the Compensation Committee evaluates company performance against a secondary performance goal. For fiscal 2012, this secondary goal was an earnings per share target of $2.52, with maximum funding at earnings per share of $2.80 (excluding extraordinary non-recurring charges). Actual performance for fiscal 2012 exceeded this secondary goal. Additionally, the Committee evaluates performance against the Company's business plan that was approved by the Board prior to the first fiscal quarter, and individual performance as assessed by the Chief Executive Officer (for positions other than her own). The Compensation Committee may deviate from the guidelines, but bonuses granted under the Bonus Plan may not exceed the maximum limit set forth in the plan.

Individual performance also is taken into account in determining appropriate bonus awards. Individual performance is assessed by the Chief Executive Officer (for positions other than her own) and takes into account achievement of individual goals and objectives. Achievement of objectives that increase stockholder return or that are determined by the Chief Executive Officer (for positions other than her own) to significantly impact future stockholder return are significant factors in the Chief Executive Officer's individual performance assessment. The Chief Executive Officer recommended bonus awards based on her assessment of the results achieved by each named executive officer.

The Compensation Committee believes that achieving individual goals and objectives is important to the overall success of the company and will adjust bonuses paid to reflect performance in these areas. For example, if the company or an executive officer fails to fully meet some or all of the company or individual objectives, the executive's award may be significantly reduced or even eliminated. Conversely, if the objectives are overachieved, awards may be subject to less or no reduction from the maximum available awards.

In determining final bonus amounts, if any, the Compensation Committee verifies the company's actual performance for each performance period, reviews management's recommendation for the resulting aggregate bonus awards and approves an aggregate award amount. The Compensation Committee also reviews and approves the individual bonuses payable, if any, to each of the company's named executive officers under the Bonus Plan. The Compensation Committee decides the bonus amount, if any, for the Chief Executive Officer in an executive session in which the Chief Executive Officer is not present.

Why did the Compensation Committee choose earnings per share as the secondary performance goal under the Bonus Plan?

The Compensation Committee chose earnings per share as the secondary performance goal for fiscal 2012 because it believes that earnings per share is a significant measure of performance and is the measure most closely aligned to long-term stockholder value.

What were the target bonus amounts established for fiscal 2012?

At a meeting held during the first quarter of fiscal 2012, the Compensation Committee reviewed the incentive targets under the Bonus Plan for each named executive officer (other than Ms. Whalen) for fiscal 2012. Following a review of the responsibilities of the named executive officers, the bonus targets set by our comparable companies, the current combinations of pay elements for each named executive officer (other than Ms. Whalen) and whether such combinations were appropriate to provide incentives for achieving desired results for the company, the target bonuses under the Bonus Plan remained as established in 2011.

Ms. Alber's base salary and target bonus level (together, "target total cash compensation") result in target total cash compensation for Ms. Alber between the 50th and 75th percentile. For the remaining named executive officers (other than Ms. Whalen), the target total cash compensation for fiscal 2012 remained at approximately the 75th percentile compared to the company's proxy peer group and relevant market data as described above. The Compensation Committee believes that delivering a greater percentage of total cash compensation through incentive compensation reinforces the company's pay-for-performance philosophy and aligns executive pay with stockholder interests by limiting the growth of fixed base salaries and increasing incentive pay.

The Compensation Committee reviewed and approved the target bonus for Ms. Whalen upon her promotion to EVP, Chief Financial Officer in July 2012. Ms. Whalen's target total cash compensation was between the 25th and 50th percentiles compared to the relevant market data.



The target bonuses under the Bonus Plan for fiscal 2011 and 2012 are listed below for each named executive officer.

Named Executive Officer	Fiscal 2011 Target Bonus (as a Percentage of Base Salary)	Fiscal 2012 Target Bonus (as a Percentage of Base Salary)
Laura J. Alber	150%	150%
Julie P. Whalen(1)	—	70%
Patrick J. Connolly	100%	100%
Richard Harvey	100%	100%
Sandra N. Stangl	100%	100%
Sharon L. McCollam(2)	125%	—

(1) Ms. Whalen was promoted to Executive Vice President, Chief Financial Officer effective July 27, 2012.

(2) Ms. McCollam retired from the company effective March 6, 2012.

What were the results for fiscal 2012 under the Bonus Plan?

Under the stockholder-approved Bonus Plan, no amounts were payable for fiscal 2012 unless the primary performance goal was achieved. As mentioned above, during fiscal 2012, the company achieved the primary performance goal of positive net cash flow provided by operating activities, which resulted in a maximum bonus payable to the named executive officers under the Bonus Plan in amounts up to $10,000,000, subject to the Compensation Committee's negative discretion.

In making its decision regarding bonuses, the Compensation Committee evaluated company performance and the individual performance of the named executive officers. The Chief Executive Officer made recommendations to the Compensation Committee based on her subjective assessment of each executive's performance relative to their roles and areas of responsibility. In fiscal 2012, achievement of the secondary performance goal of earnings per share was set at $2.52 per share. Actual performance for fiscal 2012 exceeded this secondary performance goal. The Compensation Committee discussed the Chief Executive Officer's recommendations and concurred that the results for fiscal 2012 were better than expected and the named executive officers performed well, noting that performance results varied significantly. The Compensation Committee accepted the recommendations of the Chief Executive Officer and awarded the named executive officers bonuses as described below. The Compensation Committee, in recognition of Ms. Alber's individual performance and overall company performance, awarded her the bonus amount described below.

Named Executive Officer	Fiscal 2012 Bonus Amount	Fiscal 2012 Bonus (as a Percentage of Base Salary)
Laura J. Alber	$2,800,000	215%
Julie P. Whalen	$ 750,000	136%
Patrick J. Connolly	$ 700,000	109%
Richard Harvey	—	—
Sandra N. Stangl	$1,600,000	200%
Sharon L. McCollam(1)	—	—

(1) Ms. McCollam did not receive a bonus pursuant to the Bonus Plan due to her retirement in March 2012. Please see below for a summary of Ms. McCollam's severance paid pursuant to her separation agreement.

How is long-term incentive compensation determined in general?

The third primary component of the company's executive compensation program consists of long-term equity compensation awards. The Compensation Committee continues to believe that equity compensation awards are important for motivating executive officers and other employees to increase stockholder value over the long term.

The equity awards granted to named executive officers are designed to deliver target total direct compensation (base salary, target bonus and equity awards) that is competitive with that offered by comparable companies for each named executive officer's job level, e.g., between the 50th and 75th percentile of our company's proxy peer group, with the exception of Mr. Connolly. These target levels reflect the Chief Executive Officer and Compensation Committee's assessment of such executives' ongoing contributions to the company, create an incentive for such executives to remain with the company, and provide a long term incentive for the executives to help the company achieve its financial and strategic objectives. Mr. Connolly's target total direct compensation (base salary, target bonus and long-term incentives) is over the 75th percentile based on the Compensation Committee's subjective determination that Mr. Connolly's extensive marketing experience is critical to the company.

In the past, the Compensation Committee granted both restricted stock units and stock-settled stock appreciation rights to its named executive officers. In fiscal 2012, the Compensation Committee decided to grant only restricted stock units with performance criteria to the named executive officers. The Compensation Committee believes that restricted stock units are a powerful and substantive retention tool. Further, the Compensation Committee believes that restricted stock units create incentives for performance and align executive interests with those of stockholders, as a restricted stock unit's value increases or decreases with changes in the company's stock price.

In determining the type and number of equity awards granted to an individual executive, the Compensation Committee considered such factors as:

- The individual's performance and contribution to the profitability of the company;
- The type and number of awards previously granted to an individual;
- An individual's outstanding awards;
- The vesting schedule of the individual's outstanding awards;
- The relative value of awards offered by comparable companies to executives in comparable positions to fairly benchmark awards of different sizes and type and the resulting total direct compensation relative to peers;
- Internal equity between positions within the company;
- The appropriate mix between long-term incentive awards and other types of compensation, such as base salary and bonus; and
- Additional factors, including succession planning and retention of the company's high-level potential executives.

The Compensation Committee believes that each of these factors influences the type and number of shares appropriate for each individual and that no one factor is determinative.

In determining the level of restricted stock unit grants for named executive officers other than the Chief Executive Officer, the Compensation Committee took into account the Chief Executive Officer's assessment of the performance of the company and the adequacy of compensation levels of named executive officers. In determining the level of restricted stock unit grants for the Chief Executive Officer, the Compensation Committee took into account the company's performance and the assessment of the independent members of the Board of Directors concerning the Chief Executive Officer's performance.

What equity grants were made in fiscal 2012?

Equity grants approved by the Compensation Committee in April 2012 were as follows.

Named Executive Officer	Number of Restricted Stock Units
Laura J. Alber	160,345
Julie P. Whalen	10,020
Patrick J. Connolly	30,065
Richard Harvey	20,040
Sandra N. Stangl	45,095
Sharon L. McCollam(1)	—

(1) Ms. McCollam retired from the company effective March 6, 2012.


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In addition, the Compensation Committee approved an additional equity grant in conjunction with Ms. Whalen's promotion in July 2012. This grant resulted in total direct compensation for Ms. Whalen at close to the 75th percentile of the relevant market data for the company's proxy peer group. This award was deemed appropriate as it provided significant retentive value for Ms. Whalen as well as alignment with stockholder interests.

Named Executive Officer	Number of Restricted Stock Units
Julie P. Whalen	42,750

50% of the restricted stock units granted to the named executive officers vest on the second anniversary of the award's grant date, and the remaining 50% of the restricted stock units vest on the fourth anniversary of the award's grant date. For all named executive officers other than Ms. Whalen, the vesting of the restricted stock units is also subject to the company achieving positive net cash flow provided by operating activities in fiscal 2012 (excluding any non-recurring charges) as provided on our consolidated statements of cash flows, with adjustments to any evaluation of performance to exclude (i) any extraordinary non-recurring items, or (ii) the effect of any changes in accounting principles affecting the company's or a business unit's reported results, and subject to the named executive officer's continued service to the company through such date.

The performance metric for Ms. Whalen's grant is identical to the metric described above, except that the performance requirement of positive net cash flow provided by operating activities is applicable to the last two fiscal quarters of the company's 2012 fiscal year only.

When are equity awards made to named executive officers?

In general, equity awards to named executive officers are approved at scheduled Compensation Committee meetings. Executives do not have any role in selecting the grant date of equity awards. The grant date of equity awards may be a date set in advance by the Compensation Committee or the date of the Compensation Committee's approval. The exercise price of stock options or stock-settled stock appreciation rights is always the closing price of the company's common stock on the trading day prior to the grant date.

In general, equity awards to named executive officers are determined during the Compensation Committee's meeting held during the first quarter of the fiscal year. The Compensation Committee also makes equity awards at other times during the year in connection with promotions, assumptions of additional responsibilities and other considerations, such as special retention or incentive concerns, including, for example, the July 2012 restricted stock unit grant made to Ms. Whalen. Neither the Compensation Committee nor the Incentive Award Committee times equity grants to take advantage of anticipated or actual changes in the price of our common stock or grant equity in anticipation of the release of material non-public information regarding the company.

Does the company have a stock ownership policy for its executive officers?

Yes, beginning in fiscal 2011, the Compensation Committee approved an Executive Share Ownership Policy for all executives at the level of Executive Vice President and above and all executives who are required to file reports with the U.S. Securities and Exchange Commission, or SEC, under Section 16(a) of the Securities Exchange Act of 1934. The Compensation Committee believes that an Executive Share Ownership Policy supports the company's objective of creating value for its stockholders by aligning the executives' interests directly with those of the company's stockholders.

Under the Executive Share Ownership Policy, in fiscal 2012, the Chief Executive Officer was expected to accumulate and hold a number of shares of the company's common stock equal to that number of shares with a value equal to three times annual base salary and to maintain this minimum amount of stock ownership throughout employment. In March 2013, the Compensation Committee approved an amendment to the Executive Share Ownership Policy with respect to the Chief Executive Officer to increase the required ownership from three times to five times annual base salary. The company's other executives are expected to accumulate and hold a number of shares of the company's common stock equal to that number of shares with a value equal to one times annual base salary and to maintain this minimum amount of stock ownership throughout employment.

The following equity holdings qualify toward satisfaction of the guidelines listed above: shares directly owned by the executive or his or her immediate family members; shares held in trust, limited partnerships, or similar entities for the benefit of the executive or his or her immediate family members; and shares held in Williams-Sonoma Inc.'s qualified and non-qualified retirement plans, including shares held in the Williams-Sonoma, Inc. 401(k) Plan. Unexercised stock appreciation rights, unexercised stock options and unvested restricted stock units or other full-value awards do not count towards satisfying the guidelines listed above.

Executives covered under the Executive Share Ownership Policy are required to retain an amount equal to 50% of the net after-tax shares received as a result of the release of restricted stock units until the applicable guideline has been achieved.

Does the company have a policy regarding recovery of past awards or payments in the event of a financial restatement?

Although we do not currently have a formal policy regarding recovery of past awards or payments in the event of a financial restatement, we support the review of performance-based compensation following a restatement that impacts the achievement of performance targets relating to that compensation, followed by appropriate action. These actions may include recoupment of cash or other incentives, as well as employment actions including termination. Further, we will implement any recovery policies required by applicable law, including anticipated SEC rulemaking under the Dodd-Frank Act.

How is the Chief Executive Officer compensated?

Ms. Alber's fiscal 2012 compensation package was based on:

- A review of the compensation paid to chief executive officers of companies in our proxy peer group;
- Company performance;
- Individual performance; and
- Our general compensation philosophy as described above.

In executive session at its meeting in March 2012, without the Chief Executive Officer present, the Compensation Committee reviewed Ms. Alber's base salary. After a discussion of Ms. Alber's individual performance and company performance and a review of her total compensation and that of other chief executive officers in our proxy peer group, the Compensation Committee adjusted her 2012 target total cash compensation to fall between the 50th and 75th percentile of our proxy peer group. Ms. Alber's actual bonus payouts for fiscal 2012 are discussed above.

Do the named executive officers have change of control arrangements?

Yes. As described in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" beginning on page 41, all of the named executive officers are eligible for double-trigger change-of-control benefits pursuant to a Management Retention Agreement or the 2012 EVP Level Management Retention Plan ("EVP Retention Plan").


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The Compensation Committee approved the Management Retention Agreements that were entered into with the named executive officers and the EVP Retention Plan so that the company can mitigate the risk of not being able to retain its named executive officers notwithstanding the possibility of an acquisition of the company. The Compensation Committee believes these arrangements are necessary to ensure that each named executive officer is focused on the company's goals and objectives, as well as the best interests of our stockholders, rather than potential personal economic exposure under these particular circumstances. Additionally, the Compensation Committee believes that these agreements and the EVP Retention Plan will provide a smooth transition should the company undergo such an event.

When deciding on the terms of the Management Retention Agreements and the EVP Retention Plan, the Compensation Committee consulted with Cook & Co., which provided various suggestions regarding the potential terms based on competitive market data from our proxy peer group. In considering these potential terms, the Compensation Committee's objectives were to: (1) assure we would have the continued dedication and objectivity of our named executive officers, notwithstanding the possibility of a change of control of the company, thereby aligning the interests of the named executive officers with those of the stockholders in connection with potentially advantageous offers to acquire the company; and (2) create a total executive compensation plan that is competitive with our proxy peer group.

None of the executive officers is provided with any type of golden parachute excise tax gross-up. In addition, our equity compensation plans do not provide for automatic "single trigger" vesting acceleration upon or following a change of control. We have considered the total potential cost of the change of control protection afforded to our executive officers and have determined that it is reasonable given the importance of the objectives described above.

Do our named executive officers have severance protection?

As described in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements" beginning on page 41, as of the last day of the company's 2012 fiscal year, the company had entered into a severance arrangement with Ms. Alber providing for certain severance benefits upon her termination without cause or voluntary termination for good reason following a change of control. The company had also previously entered into a severance arrangement with Ms. McCollam, who retired from the company effective March 6, 2012, as described in the section titled "Employment Contracts and Termination of Employment and Change-of-Control Arrangements—Sharon L. McCollam" beginning on page 45. The Compensation Committee implemented these arrangements to ensure that these two senior executive focus on the company's goals and objectives, as well as the best interests of stockholders, rather than potential personal economic exposure under these particular circumstances.

Grants of restricted stock units made in fiscal 2012 to company employees, including the restricted stock units granted to the named executive officers, include an acceleration feature that provides for the full acceleration of vesting of such awards in the event of a qualifying retirement, which is defined as leaving the company's employment at age 70 or later, with at least fifteen years of service.

Otherwise, except as described above, the named executive officers do not have arrangements that provide them with specific benefits upon their termination. The Compensation Committee has considered the total potential cost of the severance benefits to the executive officers and determined them to be reasonable.

Do we provide perquisites to the executive officers?

The company provides executive officers, including the named executive officers, with perquisites and other personal benefits that the company and the Compensation Committee believe are reasonable and enable the company to attract and retain superior employees for key positions. The company provides certain perquisites to its named executive officers, including premiums for term life insurance in excess of $50,000, a matching contribution for investments in our 401(k) plan up to $7,500 in any calendar year, and a $500 monthly car allowance. Some of these perquisites are also provided to other employees.

In fiscal 2012, the Compensation Committee authorized and approved the reimbursement of expenses for financial counseling services of up to $12,000 annually for certain executive officers, including each of the named executive officers, other than Pat Connolly (who is eligible to receive such services commencing in fiscal 2013) and Ms. McCollam, who retired in March 2012. The financial counseling services may include services related to financial planning, tax planning and preparation, and estate planning. The Compensation Committee believes it is in the company's best interest to provide senior executives with financial counseling services as an effective executive retention tool. These executives have complex financial planning requirements that require significant time and attention. The Committee believes that providing company-subsidized financial services will give the executives appropriate support to plan for their financial security and maximize the net financial reward to the executive from the company's compensation and benefits programs. In addition, reducing the amount of time and attention the executives may spend on these matters should enable the executives to devote more time to the company's business needs.

The value of all of these benefits to each of the named executive officers is detailed in the "Other Annual Compensation from Summary Compensation Table" table on page 36. The Compensation Committee believes these perquisites to be customary for comparable professionals in our industry with comparable management and retail industry experience. There are no tax gross-ups to named executive officers on any imputed income relating to any non-business related benefits or perquisites, other than a tax gross-up payment made to Ms. McCollam with respect to health insurance premiums paid pursuant to her separation agreement.

Does the Compensation Committee evaluate the risk of our compensation programs?

In 2012, the Compensation Committee retained Cook & Co to evaluate the risk inherent in the company's executive and non-executive programs. Accordingly, Cook & Co. evaluated the company's executive and non-executive programs and provided a report to the Compensation Committee. The report concluded that, among other things:

- The company's executive compensation program is designed to encourage behaviors aligned with the long-term interests of stockholders;
- There is appropriate balance in short-term versus long-term pay, cash and equity, recognition of corporate versus business unit performance, financial and non-financial goals, and formulas and discretion; and
- Policies are in place and being implemented to mitigate compensation risk such as stock ownership guidelines, insider-trading prohibitions, and independent Compensation Committee oversight.

How does the Compensation Committee address Internal Revenue Code Section 162(m)?

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, and regulations adopted under it by the Internal Revenue Service, publicly held companies may be precluded from deducting certain compensation paid to certain executive officers in excess of $1,000,000 per taxable year. The regulations exclude from this limit various forms of performance-based compensation, stock-settled stock appreciation rights and stock options, provided certain requirements, such as stockholder approval, are satisfied. The company believes that awards granted under the company's equity incentive plans qualify as performance-based compensation and can therefore be excluded from the $1,000,000 limit, with the exception of restricted stock units that vest solely based on continued service. The company believes that bonuses awarded to date under the Bonus Plan also qualify as performance-based compensation and are excluded from calculating the limit. Bonuses awarded outside of the Bonus Plan do not qualify as performance-based compensation for purposes of Section 162(m) and therefore count toward the $1,000,000 limit. While the Compensation Committee cannot predict how the deductibility limit may impact its compensation program in future years, the Compensation Committee intends to maintain an approach to executive compensation that links pay to performance.

Summary Compensation Table for Fiscal 2012, Fiscal 2011 and Fiscal 2010

This table sets forth the annual and long-term compensation earned by our "named executive officers," who in fiscal 2012 were our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers during fiscal 2012, and our former Chief Financial Officer, Sharon L. McCollam, who retired effective March 6, 2012. Julie Whalen became our Acting Chief Financial Officer effective March 6, 2012 and our Chief Financial Officer effective July 27, 2012. Richard Harvey resigned as President of the Williams-Sonoma brand effective March 20, 2013.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Laura J. Alber	2012	$1,280,769	—	$5,960,024	—	$2,800,000	$ 69,579	$10,110,372
Director, President	2011	$1,156,731	—	$2,738,699	$2,691,081	$2,600,000	$ 25,020	$ 9,211,531
and Chief Executive Officer (PEO)	2010	$ 948,077	$350,000(4)	$7,761,600	$2,032,940	$2,400,000	$ 62,795	$13,555,412
Julie P. Whalen Executive Vice President and Chief Financial Officer (PFO)	2012	$ 479,231	$100,000(5)	$1,877,243	—	$ 750,000	$ 36,938	$ 3,243,412
Patrick J. Connolly	2012	$ 640,144	—	$1,117,516	—	$ 700,000	$ 65,411	$ 2,523,071
Director and	2011	$ 616,615	—	$ 622,450	$ 611,613	$ 700,000	$ 16,319	$ 2,566,997
Executive Vice President, Chief Marketing Officer	2010	$ 579,646	—	$ 311,850	$ 95,294	$ 800,000	$ 14,897	$ 1,801,687
Richard Harvey	2012	$ 675,000	—	$ 744,887	—	—	$ 52,696	$ 1,472,583
Former President,	2011	$ 660,577	—	$ 672,312	$ 660,539	$ 270,000	$ 16,980	$ 2,280,408
Williams-Sonoma Brand	2010	$ 588,462	—	$ 693,000	—	$ 700,000	$ 26,155	$ 2,007,617
Sandra N. Stangl	2012	$ 790,385	—	$1,676,181	—	$1,600,000	$ 52,303	$ 4,118,869
President, Pottery Barn, Pottery Barn Kids and PBteen Brands	2011	$ 716,346	—	$ 746,899	$ 733,964	$1,200,000	$ 16,770	$ 3,413,979
Sharon L. McCollam	2012	$ 151,442	—	$ 650,775(6)	$2,367,923(7)	—	$2,892,617	$ 6,062,757
Former Director and	2011	$ 870,193	—	$ 871,348	$ 856,243	$ —	$ 25,230	$ 2,623,014
Executive Vice President, Chief Operating and Chief Financial Officer	2010	$ 830,770	—	$5,821,200	$1,524,705	$1,600,000	$ 63,005	$ 9,839,680

(1) Based on the fair market value of awards granted in fiscal 2012, fiscal 2011, and fiscal 2010, which is calculated by multiplying the closing price of our stock on the trading day prior to the grant date by the number of units granted. The number of restricted stock units granted is determined by dividing the total monetary value of each award by the closing price of our common stock on the trading day prior to the grant date, rounding down to the nearest whole share.

(2) Based on the fair market value of awards granted in fiscal 2012, fiscal 2011, and fiscal 2010. The fair market value assumptions used in the calculation of these amounts are included in Note H to our Consolidated Financial Statements, which is included in our Annual Report on Form 10-K for the fiscal year ended February 3, 2013.

(3) Details are provided in the "Other Annual Compensation from Summary Compensation" table on page 37.

(4) Represents a special, discretionary bonus of $350,000 that was awarded to Ms. Alber in recognition of her outstanding performance and the company's results for fiscal 2010.

(5) Represents a special, discretionary bonus of $100,000 that was awarded to Ms. Whalen in recognition of her service as the Company's Acting Chief Financial Officer.

(6) Represents the fair value of the acceleration of vesting of 17,579 restricted stock units as of March 15, 2012, the effective date of the acceleration in connection with Ms. McCollam's separation agreement.

(7) Represents the fair value of the acceleration of vesting of 131,060 stock-settled appreciation rights as of March 15, 2012, the effective date of the acceleration in connection with Ms. McCollam's separation agreement.

Other Annual Compensation from Summary Compensation Table

This table sets forth the compensation and benefits included under "All Other Compensation" in the Summary Compensation table above.

	Fiscal Year	Life Insurance Premiums(1)	Matching Contribution to the 401(k) Plan(2)	Car Allowance	Executive Financial Services	Dividend Equivalent Payments	Other	Total
Laura J. Alber	2012	$ 2,340	$7,577	$6,000	$12,000	$41,662	—	$ 69,579
	2011	$ 420	$7,350	$6,000	—	$11,250	—	$ 25,020
	2010	$ 420	$6,125	$6,000	—	$50,250	—	$ 62,795
Julie P. Whalen	2012	$ 416	$7,679	$6,000	$12,000	$10,843	—	$ 36,938
Patrick J. Connolly	2012	$18,715	$7,331	$6,000	—	$33,365	—	$ 65,411
	2011	$ 2,969	$7,350	$6,000	—	—	—	$ 16,319
	2010	$ 2,772	$6,125	$6,000	—	—	—	$ 14,897
Richard Harvey	2012	$ 2,342	$7,332	$6,000	$12,000	$25,022	—	$ 52,696
	2011	$ 630	$7,350	$6,000	—	$ 3,000	—	$ 16,980
	2010	$ 630	$6,125	$6,000	—	$13,400	—	$ 26,155
Sandra N. Stangl	2012	$ 1,829	$7,452	$6,000	$12,000	$25,022	—	$ 52,303
	2011	$ 420	$7,350	$6,000	—	$ 3,000	—	$ 16,770
							—	
Sharon L. McCollam	2012	$ 97	—	$1,000	—	$37,795(3)	$2,853,725(4)	$2,892,617
	2011	$ 630	$7,350	$6,000	—	$11,250	—	$ 25,230
	2010	$ 630	$6,125	$6,000	—	$50,250	—	$ 63,005

(1) Premiums paid by us for term life insurance in excess of $50,000 for each fiscal year.

(2) Represents company matching contributions under our 401(k) plan. Similar to our other full-time employees, named executive officers are eligible to participate in our 401(k) plan and receive matching contributions from the company of up to $7,500 during calendar 2012. Matching amounts above this maximum are due to differences between calendar and fiscal year contributions.

(3) Represents dividend equivalent payments on 17,579 restricted stock units awarded to Ms. McCollam prior to retirement and accelerated per Ms. McCollam's separation agreement.

(4) Represents the following in connection with Ms. McCollam's separation agreement: (i) a cash payment of $104,327 in satisfaction of accrued vacation, (ii) a lump sum payment of $700,000 received upon retirement (paid subject to 6-month delay as required by 409A), (iii) a cash payment of $1,300,000 in satisfaction of her fiscal 2011 annual bonus, (iv) continuation of salary payments of $740,385 paid in fiscal 2012 and (v) health insurance premiums under COBRA of $5,131 and a related tax gross-up payment of $3,882 paid in fiscal 2012.

Grants of Plan-Based Awards

This table sets forth certain information regarding all grants of plan-based awards made to the named executive officers during fiscal 2012.

	Grant Date	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)(4)	All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)(1)(2)	Maximum ($)(2)(3)					
Laura J. Alber	—	—	—	$1,950,000	$10,000,000	—	—	—	—	—
	4/16/2012	4/16/2012	—	—	—	160,345	—	—	—	$5,960,024
Julie P. Whalen	—	—	—	$ 385,000	$10,000,000	—	—	—	—	—
	7/30/2012	7/18/2012	—	—	—	42,750	—	—	—	$1,504,800
	4/16/2012	4/16/2012	—	—	—	10,020	—	—	—	$ 372,443
Patrick J. Connolly	—	—	—	$ 643,750	$10,000,000	—	—	—	—	—
	4/16/2012	4/16/2012	—	—	—	30,065	—	—	—	$1,117,516
Richard Harvey	—	—	—	$ 675,000	$10,000,000	—	—	—	—	—
	4/16/2012	4/16/2012	—	—	—	20,040	—	—	—	$ 744,887
Sandra N. Stangl	—	—	—	$ 800,000	$10,000,000	—	—	—	—	—
	4/16/2012	4/16/2012	—	—	—	45,095	—	—	—	$1,676,181
Sharon L. McCollam	—	—	—	—	—	—	—	—	—	—

(1) Target potential payment for each eligible executive pursuant to our established incentive targets.

(2) To ensure deductibility under our stockholder-approved 2001 Incentive Bonus Plan (intended to qualify as performance-based compensation under Internal Revenue Code Section 162(m)), the Compensation Committee specified a primary performance goal. For fiscal 2012, the Compensation Committee established the primary performance goal for the 2001 Incentive Bonus Plan as positive net cash provided by operating activities (excluding any non-recurring charges) as provided on the company's consolidated statements of cash flows. The Compensation Committee also set a secondary performance goal to guide its use of discretion in determining whether to reduce bonus amounts from the maximum available under the 2001 Incentive Bonus Plan; the Compensation Committee typically expects to pay bonuses at target levels if the secondary performance goal is fully met. For fiscal 2012, the Compensation Committee set the secondary performance goal as an earnings per share target of $2.52 (excluding extraordinary non-recurring charges, and including any amounts payable to covered employees under the 2001 Incentive Bonus Plan). As further described in the Compensation Discussion and Analysis beginning on page 21, in the first quarter of fiscal 2013, the Compensation Committee determined that the 2001 Incentive Bonus Plan's primary and secondary performance goals were achieved, but the Committee elected to apply its discretion in determining to reduce the actual amount to be paid to the eligible executive officers under the 2001 Incentive Bonus Plan.

(3) Maximum potential payment pursuant to our 2001 Incentive Bonus Plan is equal to $10,000,000 per participant.

(4) Grants of restricted stock units.

Outstanding Equity Awards at Fiscal Year-End

The following tables set forth information regarding equity awards held by our named executive officers at February 3, 2013.

	Option Awards(1)				
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Laura J. Alber	46,547	139,638(2)	—	$40.87	4/5/2018
	100,000	100,000(3)	—	$27.72	3/25/2020
	57,500	—	—	$ 8.56	11/7/2018
	50,000	—	—	$34.89	3/27/2017
	40,000	—	—	$30.34	9/12/2016
	60,000	—	—	$38.84	5/27/2015
	50,000	—	—	$32.39	6/30/2014
Julie P. Whalen	2,117	6,348(2)	—	$40.87	4/5/2018
	15,000	—	—	$ 8.56	11/7/2018
Patrick J. Connolly	10,579	31,736(2)	—	$40.87	4/5/2018
	4,688	4,687(3)	—	$27.72	3/25/2020
	160,000	—	—	$ 8.56	11/7/2018
	50,000	—	—	$40.44	3/15/2016
	40,000	—	—	$38.84	5/27/2015
	50,000	—	—	$32.39	6/30/2014
Richard Harvey	11,425	34,275(2)	—	$40.87	4/5/2018
Sandra N. Stangl	12,695	38,085(2)	—	$40.87	4/5/2018
	12,500	—	—	$ 8.01	12/19/2018
	10,000	—	—	$27.00	9/29/2013
Sharon L. McCollam	—	—	—	—	—

(1) Includes grants of options and stock-settled stock appreciation rights.

(2) Stock-settled stock appreciation rights vest at the rate of 25% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of April 5, 2013, April 5, 2014 and April 5, 2015.

(3) Stock-settled stock appreciation rights vest at the rate of 25% of the total number of shares subject to the stock-settled stock appreciation rights per year, with remaining vesting dates of March 25, 2013 and March 25, 2014.


Proxy

	Stock Awards			
	Number of Shares or Units of Stock that have not Vested (#)	Market Value of Shares or Units of Stock that have not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested ($)
Laura J. Alber	160,345(2)	$ 7,218,732	—	—
	67,010(3)	$ 3,016,790	—	—
	280,000(4)	$12,605,600	—	—
Julie P. Whalen	10,020(2)	$ 451,100	—	—
	42,750(5)	$ 1,924,605	—	—
	3,045(6)	$ 137,086	—	—
	8,750(7)	$ 393,925	—	—
Patrick J. Connolly	30,065(2)	$ 1,353,526	—	—
	15,230(3)	$ 685,655	—	—
	11,250(4)	$ 506,475	—	—
Richard Harvey	20,040(2)	$ 902,201	—	—
	16,450(3)	$ 740,579	—	—
	25,000(4)	$ 1,125,500	—	—
Sandra N. Stangl	45,095(2)	$ 2,030,177	—	—
	18,275(3)	$ 822,741	—	—
	25,000(4)	$ 1,125,500	—	—
Sharon L. McCollam	—	—	—	—

(1) Based on a stock price of $45.02, the closing price of our common stock on February 1, 2013, the last business day of fiscal 2012.

(2) Represents restricted stock units granted on April 16, 2012. The restricted stock units vest as follows: (i) 50% of the units vest on April 16, 2014 and (ii) 50% of the units vest on April 16, 2016, each subject to continued service and a performance criterion of positive net cash flow provided by operating activities (excluding any non-recurring charges) for fiscal 2012 as provided on the company's consolidated statements of cash flows. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(3) Represents restricted stock units granted on April 5, 2011. The restricted stock units vest as follows: (i) 50% of the units vest on April 5, 2013 and (ii) 50% of the units vest on April 5, 2015, each subject to continued service and a performance criterion of positive net cash flow provided by operating activities (excluding any non-recurring charges) for fiscal 2011 as provided on the company's consolidated statements of cash flows. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(4) Represents restricted stock units granted on March 25, 2010. The restricted stock units vest in full four years following the date of grant on March 25, 2014 subject to continued service and a performance criterion of positive net cash flow provided by operating activities (excluding any non-recurring charges) for fiscal 2010 as provided on the company's consolidated statements of cash flows. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(5) Represents restricted stock units granted on July 30, 2012. The restricted stock units vest as follows: (i) 50% of the units vest on July 30, 2014 and (ii) 50% of the units vest on July 30, 2016, each subject to continued service and a performance criterion of positive net cash flow provided by operating activities (excluding any non-recurring charges) in the last two fiscal quarters of fiscal 2012 as provided on the company's consolidated statements of cash flows. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(6) Represents restricted stock units granted on April 5, 2011. The restricted stock units vest as follows: (i) 50% of the units vest on April 5, 2013 and (ii) 50% of the units vest on April 5, 2015, each subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

(7) Represents restricted stock units granted on March 25, 2010. The restricted stock units vest in full four years following the date of grant on March 25, 2014 subject to continued service. In addition, upon vesting, the executive receives a cash payment equal to dividends declared between the grant date and the vesting date.

Option Exercises and Stock Vested

The following table sets forth information regarding exercises and vesting of equity awards held by our named executive officers during fiscal 2012.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Laura J. Alber	102,500	$ 2,819,775	17,579	$682,944
Julie P. Whalen	—	—	6,081	$233,385
Patrick J. Connolly	20,000	$ 468,400	14,078	$546,930
Richard Harvey	25,000	$ 937,250	13,246	$509,500
Sandra N. Stangl	44,700	$ 1,450,684	15,472	$591,751
Sharon L. McCollam	625,000	$10,115,055	17,579	$658,861

(1) The value realized upon exercise is calculated as the difference between the closing price of our stock on the day prior to the exercise date multiplied by the number of shares exercised and the applicable exercise price of the options.

(2) The value realized upon vesting is calculated as the closing price of our stock on the day prior to the vesting date multiplied by the number of units vested.

Pension Benefits

None of our named executive officers received any pension benefits during fiscal 2012.

Nonqualified Deferred Compensation

None of our named executive officers contributed to or received earnings from a company nonqualified deferred compensation plan during fiscal 2012.


Proxy

Employment Contracts and Termination of Employment and Change-of-Control Arrangements

We have entered into a management retention agreement with each of our named executive officers. As noted above, however, Ms. McCollam retired effective March 6, 2012 and is no longer covered by a management retention agreement. Mr. Harvey will also no longer be covered by a management retention agreement due to his departure from the company.

The retention agreement with each of Ms. Whalen, Mr. Connolly and Ms. Stangl has an initial two-year term and will be automatically extended for one year following the initial term unless either party provides notice of non-extension. If we enter into a definitive agreement with a third party providing for a "change of control," each retention agreement will be automatically extended for 18 months following the change of control. In addition, effective November 1, 2012, we adopted the 2012 EVP Level Management Retention Plan, or the EVP Retention Plan. The EVP Retention Plan will replace the individual management retention agreements that we previously entered into with each named executive officer, other than the agreement entered into with Ms. Alber, which remains in effect. The EVP Retention Plan provides that the executives will automatically become participants in the plan upon the later of (i) the effective date of the EVP Retention Plan or (ii) the lapse of the term of such executive's management retention agreement with the Company in existence on the effective date of the EVP Retention Plan. The EVP Retention Plan will remain in effect through November 15, 2015, unless earlier terminated by the company in accordance with the plan. The EVP Retention Plan provides for substantially the same severance benefits as the individual agreements.

We entered into an amended and restated management retention agreement with Ms. Alber on September 6, 2012. The management retention agreement restates substantially all of the material terms of the prior agreement, with the exception of extending the term of the agreement through September 7, 2033. All other terms are substantially the same as the management retention agreements entered into with each of Ms. Whalen, Mr. Connolly and Ms. Stangl, as well as the EVP Retention Plan.

If within 18 months following a change of control, an executive's employment is terminated by us without "cause," or by the executive for "good reason," then (i) 100% of such executive's outstanding equity awards, including full value awards, with performance-based vesting where the payout is a set number or zero depending on whether the performance metric is obtained, will immediately become fully vested, except that if a full value award has performance-based vesting and the performance period has not been completed and the number of shares that can be earned is variable based on the performance level, a pro-rata portion of such executive's outstanding equity awards will immediately become fully vested at the target performance level, and (ii) in lieu of continued employment benefits (other than as required by law), such executive will be entitled to receive payments of $3,000 per month for 12 months.

In addition, if, within 18 months following a change of control, the executive's employment is terminated by us without "cause," or by the executive for "good reason," such executive will be entitled to receive (i) severance equal to 200% of such executive's base salary as in effect immediately prior to the change of control or such executive's termination, whichever is greater, with such severance to be paid over 24 months, and (ii) 200% of the average annual bonus received by such executive in the last 36 months prior to the termination, with such severance to be paid over 24 months.

Each executive's receipt of the severance benefits discussed above is contingent on such executive signing and not revoking a release of claims against us, such executive's continued compliance with our Code of Business Conduct and Ethics (including its provisions relating to confidential information and non-solicitation), such executive not accepting employment with one of our competitors, and such executive's continued non-disparagement of us. In the event that the severance payments and other benefits payable to an executive under a retention agreement constitute a "parachute payment" under Section 280G of the U.S. tax code and would be subject to the applicable excise tax, then the executive's severance payments and other benefits will be either (i) delivered in full or (ii) delivered to a lesser extent such that no portion of the benefits are subject to the excise tax, whichever results in the receipt by such executive on an after-tax basis of the greatest amount of benefits.

For purposes of the management retention agreement, "cause" means: (i) an act of dishonesty made by the executive in connection with his or her responsibilities as an employee; (ii) the executive's conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude; (iii) the executive's gross misconduct; (iv) the executive's unauthorized use or disclosure of any proprietary information or trade secrets of the company or any other party to whom the executive owes an obligation of nondisclosure as a result of the executive's relationship with the company; (v) the executive's willful breach of any obligations under any written agreement or covenant with the company or breach of the company's Code of Business Conduct and Ethics; or (vi) the executive's continued failure to perform his or her employment duties after he or she has received a written demand of performance which specifically sets forth the factual basis for the belief that the executive has not substantially performed his or her duties and has failed to cure such non-performance within 30 days after receiving such notice.

For purposes of the management retention agreement, "change of control" means the occurrence of any of the following events: (i) a change in the ownership of the company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the company; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of the stock of the company will not be considered a change of control; or (ii) a change in the effective control of the company which occurs on the date that a majority of members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election; provided, however, that for purposes of this subsection (ii), if any Person is considered to effectively control the company, the acquisition of additional control of the company by the same Person will not be considered a change of control; or (iii) a change in the ownership of a substantial portion of the company's assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of the company's assets: (A) a transfer to an entity that is controlled by the company's stockholders immediately after the transfer, or (B) a transfer of assets by the company to: (1) a stockholder of the company (immediately before the asset transfer) in exchange for or with respect to the company's stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the company, (3) a Person that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the company, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person. For purposes of this subsection (iii), gross fair market value means the value of the assets of the company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the company. Notwithstanding the foregoing, a transaction shall not be deemed a change of control unless the transaction qualifies as a change in the ownership of the company, change in the effective control of the company or a change in the ownership of a substantial portion of the company's assets, each within the meaning of Section 409A.

For purposes of the management retention agreement, "good reason" means, without the executive's consent, (i) a reduction in his or her annual base salary (except pursuant to a reduction generally applicable to senior executives of the company), (ii) a material diminution of his or her authority or responsibilities, (iii) a reduction of the executive's title, (iv) the executive ceasing to report directly to a specified individual or the Board of the company or the entity holding all or substantially all of the company's assets following a change of control, or (v) relocation of the executive to a location more than 50 miles from the company's San Francisco, California main office location. In addition, upon any such voluntary termination for good reason the executive must provide written notice to the company of the existence of one or more of the above conditions within 90 days of its initial existence and the company must be provided with at least 30 days to remedy the condition.


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Laura J. Alber

We entered into an amended and restated employment agreement with Laura J. Alber, effective as of September 6, 2012, which amended and restated the prior agreement entered into with Ms. Alber, effective May 26, 2010. The employment agreement restates substantially all of the material terms of the prior agreement, with the exception of extending the term of the agreement through September 7, 2033 and referencing Ms. Alber's current base salary of $1,300,000. If we terminate Ms. Alber's employment without "cause," if she terminates her employment with us for "good reason," or her employment is terminated due to her death or "disability," she will be entitled to receive (i) severance equal to 24 months of her base salary to be paid over 24 months, (ii) a lump sum payment equal to 200% of the average annual bonus received by her in the last 36 months prior to the termination, (iii) in lieu of continued employment benefits (other than as required by law), payments of $3,000 per month for 18 months and (iv) accelerated vesting of her then-outstanding equity awards that vest solely based upon Ms. Alber's continued service by up to an additional 18 months' of vesting credit, and if the awards were subject to cliff-vesting of more than one year, the cliff-vesting provision will be lifted and vesting credit given as if the award had been subject to monthly vesting, and equity awards subject to performance based vesting will remain outstanding through the date upon which the achievement of the applicable performance milestones are certified with such awards paid out, subject to the attainment of the applicable performance milestones, to the same extent and at the same time as if Ms. Alber had remained employed through the 18-month anniversary of her termination date. Ms. Alber's receipt of the severance benefits discussed above is contingent on her signing and not revoking a release of claims against us, her continued compliance with our Code of Business Conduct and Ethics (including its provisions relating to confidential information and non-solicitation), her not accepting employment with one of our competitors, and her continued non-disparagement of us.

For purposes of the employment agreement with Ms. Alber, "cause" is defined as (i) an act of dishonesty made by her in connection with her responsibilities as an employee, (ii) Ms. Alber's conviction of or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Ms. Alber's gross misconduct, (iv) Ms. Alber's unauthorized use or disclosure of any proprietary information or trade secrets of the company or any other party to whom she owes an obligation of nondisclosure as a result of her relationship with the company, (v) Ms. Alber's willful breach of any obligations under any written agreement or covenant with the company or breach of the company's Code of Business Conduct and Ethics, or (vi) Ms. Alber's continued failure to perform her employment duties after she has received a written demand of performance from the Board which specifically sets forth the factual basis for the Board's belief that she has not substantially performed her duties and has failed to cure such non-performance to the company's satisfaction within 30 days after receiving such notice.

For purposes of the employment agreement with Ms. Alber, "disability" means Ms. Alber (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering company employees.

For purposes of the employment agreement with Ms. Alber, "good reason" is defined as, without Ms. Alber's consent, (i) a reduction in her base salary (except pursuant to a reduction generally applicable to senior executives of the company), (ii) a material diminution of her authority or responsibilities, (iii) a reduction of Ms. Alber's title, (iv) Ms. Alber ceasing to report directly to the Board of Directors, or (v) the Board of Directors failing to re-nominate Ms. Alber for Board membership when her Board term expires while she is employed by the company. In addition, upon any such voluntary termination for good reason, Ms. Alber must provide written notice to the company of the existence of one or more of the above conditions within 90 days of its initial existence and the company must be provided with at least 30 days to remedy the condition.

The following table describes the payments and/or benefits which would have been owed by us to Ms. Alber as of February 3, 2013 if her employment had been terminated in various situations.

Compensation and Benefits	For Good Reason	Involuntary Without Cause	Change-of-Control	Death	Disability
Base Salary(1)	$ 2,600,000	$ 2,600,000	$ 2,600,000	$ 2,600,000(2)	$ 2,600,000(2)
Bonus Payment(3)	$ 4,566,667	$ 4,566,667	$ 4,566,667	$ 4,566,667(2)	$ 4,566,667(2)
Equity Awards	$17,173,091(4)	$17,173,091(4)	$25,150,620(5)	$17,173,091(4)	$17,173,091(4)
Health Care Benefits(6)	$ 54,000	$ 54,000	$ 36,000	$ 54,000	$ 54,000

(1) Represents 200%, or 24 months, of Ms. Alber's base salary as of February 3, 2013.

(2) Will be reduced by the amount of any payments Ms. Alber receives through company-paid insurance policies.

(3) Represents 200% of the average annual bonus received by Ms. Alber in the 36-month period prior to February 3, 2013.

(4) Represents the sum of (i) $15,056,759 for acceleration of vesting of 334,446 restricted stock units and (ii) $2,116,332 for acceleration of vesting of 193,092 shares underlying outstanding option awards. Value is based on a stock price of $45.02, the closing price of our common stock on February 1, 2013, the last business day of fiscal 2012.

(5) Represents the sum of (i) $22,841,122 for acceleration of vesting of 507,355 restricted stock units and (ii) $2,309,498 for acceleration of vesting of 239,638 shares underlying outstanding option awards. Value is based on a stock price of $45.02, the closing price of our common stock on February 1, 2013, the last business day of fiscal 2012.

(6) Based on a monthly payment of $3,000 to be paid by the company for 18 months or 12 months, as applicable, in lieu of continued employment benefits.

Sharon L. McCollam

In connection with Ms. McCollam's retirement effective March 6, 2012, we entered into a Separation Agreement and General Release with Ms. McCollam. Pursuant to the agreement, Ms. McCollam continued to receive her base salary of $875,000 for a period of one year, an additional lump sum amount equal to 80% of base salary (or $700,000), a cash payment of $1,300,000 in satisfaction of Ms. McCollam's annual bonus, health care coverage for up to 18 months, and outplacement services. We also agreed to accelerate the vesting of 131,060 stock-settled stock appreciation rights scheduled to vest during March, April and November 2012, and 17,579 restricted stock units scheduled to vest in May 2012 in exchange for a general release of claims in favor of the company.

The following table describes the payments and/or benefits that were payable to Ms. McCollam as of March 6, 2012, the effective date of Ms. McCollam's retirement.

Compensation and Benefits	Amount
Base Salary(1)	$ 875,000
Lump Sum Payment(2)	$ 700,000
Bonus Payment(3)	$1,300,000
Equity Awards(4)	$3,018,698
Dividend Equivalent Payments(5)	$ 37,795
Health Care Benefits(6)	$ 8,838
Other Perquisites(7)	$ 150,000

(1) Represents one year of Ms. McCollam's base salary as of March 6, 2012.

(2) Represents 80% of Ms. McCollam's base salary as of March 6, 2012.

(3) Represents satisfaction of Ms. McCollam's annual bonus.

(4) Represents the sum of (i) $2,367,923 for the acceleration of vesting of 131,060 stock-settled stock appreciation rights and (ii) $650,775 for the acceleration of vesting of 17,579 restricted stock units, which represents the fair value of these awards as of March 15, 2012, the effective date of the acceleration in connection with Ms. McCollam's separation agreement.

(5) Represents dividend equivalent payments on 17,579 restricted stock units awarded to Ms. McCollam prior to retirement and accelerated pursuant to the separation agreement.

(6) Based on a monthly health insurance premium of $491 payable by the company for up to 18 months, which is the period provided under COBRA.

(7) Value of outplacement services made available to Ms. McCollam.

All Other Named Executive Officers

As described above, the other named executive officers are not entitled to severance benefits in connection with their termination for good reason, involuntary termination, death or disability. The following table describes the payments and/or benefits which would have been owed by us to the named executive officers as of February 3, 2013 under the EVP Retention Plan (and individual agreements) if within 18 months following a change of control of the company, the executive's employment was terminated by us without cause, or by the executive for good reason.

Potential Double-Trigger Change in Control Benefits

Name	Base Salary(1)	Bonus Payment(2)	Equity Awards(3)	Health Care Benefits(4)
Julie P. Whalen	$1,100,000	$ 526,667	$2,933,060(5)	$36,000
Patrick J. Connolly	$1,287,500	$1,333,333	$2,758,446(6)	$36,000
Richard Harvey	$1,350,000	$1,046,667	$2,910,521(7)	$36,000
Sandra N. Stangl	$1,600,000	$1,983,333	$4,136,470(8)	$36,000

(1) Represents 200% of each named executive officer's base salary as of February 3, 2013.

(2) Represents 200% of the average annual bonus received by each named executive officer in the 36-month period prior to February 3, 2013.

(3) Value is based on a stock price of $45.02, the closing price of our common stock on February 1, 2013, the last business day of fiscal 2012.

(4) Based on a monthly payment of $3,000 to be paid by the company for 12 months in lieu of continued employment benefits.

(5) Represents the sum of (i) $2,906,716 for acceleration of vesting of 64,565 restricted stock units and (ii) $26,344 for acceleration of vesting of 6,348 shares underlying outstanding option awards.

(6) Represents the sum of (i) $2,545,656 for acceleration of vesting of 56,545 restricted stock units and (ii) $212,790 for acceleration of vesting of 36,423 shares underlying outstanding option awards.

(7) Represents the sum of (i) $2,768,280 for acceleration of vesting of 61,490 restricted stock units and (ii) $142,241 for acceleration of vesting of 34,275 shares underlying outstanding option awards.

(8) Represents the sum of (i) $3,978,417 for acceleration of vesting of 88,370 restricted stock units and (ii) $158,053 for acceleration of vesting of 38,085 shares underlying outstanding option awards.

COMMITTEE REPORTS

The sections indicated below by an asterisk (*) shall not be deemed to be (i) "soliciting material," (ii) "filed" with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall they be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate them by reference into such filing.

Compensation Committee Report

Who serves on the Compensation Committee?

Messrs. Bellamy, Greener and Hall served as members of the Compensation Committee throughout fiscal 2012. Ms. Bravo joined the Compensation Committee in April 2012, and Ms. Twohill joined in September 2012. Mr. Bellamy serves as Chairman of the Compensation Committee. For fiscal 2012, the Board determined that each member of the Compensation Committee was independent under the NYSE rules as currently in effect, was an outside director as such term is defined with respect to Section 162(m) of the Internal Revenue Code and was a non-employee director under Section 16(b) of the Securities Exchange Act of 1934. None of the committee members has ever served as an officer of the company.

Who prepared this Compensation Committee Report?

Members of the Compensation Committee, Adrian D.P. Bellamy, Rose Marie Bravo, Anthony A. Greener, Ted W. Hall and Lorraine Twohill, prepared the Compensation Committee Report after reviewing the Compensation Discussion and Analysis, which was prepared by management and is a management report.

*The Compensation Committee hereby reports as follows:**

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the company's Annual Report on Form 10-K for fiscal 2012.


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COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

Adrian D.P. Bellamy
Rose Marie Bravo
Anthony A. Greener
Ted W. Hall
Lorraine Twohill

Nominations and Corporate Governance Committee Report

Who serves on the Nominations and Corporate Governance Committee?

During fiscal 2012, the Nominations and Corporate Governance Committee consisted of Michael R. Lynch, Adrian D.P. Bellamy, Anthony A. Greener and, after April 20, 2012, Lorraine Twohill. Mr. Lynch serves as Chairman of the Nominations and Corporate Governance Committee. The Board has determined that each current member of the Nominations and Corporate Governance Committee is independent under the NYSE rules, as currently in effect. Each current member of the Nominations and Corporate Governance Committee is a non-employee director.

What is the role of the Nominations and Corporate Governance Committee?

Our role is detailed in the Nominations and Corporate Governance Committee Charter, which was amended and restated by the Board on November 2, 2012. The Nominations and Corporate Governance Committee Charter is available on the company's website at www.williams-sonomainc.com and is also available in print to any stockholder who requests it. Specifically, we:

- Periodically review and recommend to the Board suitable revisions to the corporate governance guidelines applicable to the company and the categorical standards of independence applicable to the company's outside directors;
- Periodically consider and review with the Board criteria for selecting new director candidates, identify individuals qualified to become Board members and periodically assist in screening and evaluating director candidates;
- Consider director nominations and proposals from stockholders;
- Review, make recommendations to the Board regarding, and approve, as appropriate, the compensation policy for non-employee directors of the company;
- Consider the resignation offer of any nominee for director who is not elected and recommend to the Board the action we deem appropriate to be taken with respect to each such offered resignation in accordance with the company's majority voting bylaw and resignation policy; and
- Oversee the evaluation of the Board and the company's senior management team.

Does the Nominations and Corporate Governance Committee have a policy with regard to the consideration of director candidates recommended by stockholders?

We adopted a Stockholder Recommendations Policy on March 16, 2004. It is our policy to consider recommendations for candidates to the Board from stockholders holding no fewer than 500 shares of the company's common stock continuously for at least six months prior to the date of the submission of the recommendation.

What are the procedures to be followed by stockholders in submitting recommendations of director candidates to the Nominations and Corporate Governance Committee?

The Nominations and Corporate Governance Committee will consider suggestions from stockholders regarding possible director candidates for election at next year's Annual Meeting. A stockholder that desires to recommend a candidate for election to the Board shall direct the recommendation in writing to Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. The recommendation must include: (i) the candidate's name, home and business contact information; (ii) detailed biographical data and qualifications of the candidate; (iii) information regarding any relationships between the candidate and the company within the last three years; (iv) evidence of the recommending person's ownership of company common stock; (v) a statement from the recommending stockholder in support of the candidate; and (vi) a written indication by the candidate of his or her willingness to serve if elected. A stockholder that desires to recommend a person directly for election to the Board at the company's Annual Meeting must also meet the deadlines and other requirements set forth in Rule 14a-8 of the Securities Exchange Act of 1934 and the company's Restated Bylaws, each of which are described in the "Stockholder Proposals" section of this Proxy Statement.

Each director nominated in this Proxy Statement was recommended for election to the Board by the Nominations and Corporate Governance Committee. The Board did not receive any notice of a director nominee recommendation from any stockholder in connection with this Proxy Statement.

What are the criteria and process of the Nominations and Corporate Governance Committee for identifying and evaluating nominees for the Board?

Our criteria and process for evaluating and identifying the candidates that we select, or recommend to the Board for selection, as director nominees are as follows:

- We regularly review the current composition and size of the Board;
- We evaluate the performance of the Board as a whole and evaluate the performance and qualifications of individual members of the Board eligible for re-election at the Annual Meeting;
- We review the qualifications of any candidates who have been properly recommended by stockholders, as well as those candidates who have been identified by management, individual members of the Board or, if we deem appropriate, a search firm. Such review may, in our discretion, include a review solely of information provided to us or also may include discussions with persons familiar with the candidate, an interview with the candidate or other actions that we deem appropriate;
- In evaluating the qualifications of candidates for the Board, we consider many factors, including issues of character, judgment, independence, financial expertise, industry experience, range of experience, other commitments and the like. We value diversity, but do not assign any particular weight or priority to any particular factor. We consider each individual candidate in the context of the current perceived needs of the Board as a whole. While we have not established specific minimum qualifications for director candidates, we believe that candidates and nominees must be suitable for a Board that is comprised of directors (i) a majority of whom are independent; (ii) who are of high integrity; (iii) who have qualifications that will increase the overall effectiveness of the Board; and (iv) who meet the requirements of all applicable rules, such as financial literacy or financial expertise with respect to Audit and Finance Committee members;
- In evaluating and identifying candidates, we have the sole authority to retain and terminate any third party search firm that is used to identify director candidates and the sole authority to approve the fees and retention terms of any search firm;
- After such review and consideration, we recommend to the Board the slate of director nominees; and
- We endeavor to notify, or cause to be notified, all director candidates of the decision as to whether to nominate such individual for election to the Board.

There are no differences in the manner in which the Nominations and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder, management or a search firm.


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Does the Nominations and Corporate Governance Committee assist the Board in fulfilling its oversight responsibilities in certain areas of risk?

Yes. The Nominations and Corporate Governance Committee assists the Board with its oversight of risks associated with Board organization, Board independence, succession planning, and corporate governance.

How did we perform our responsibilities in fiscal 2012?

The Nominations and Corporate Governance Committee held a total of three meetings during fiscal 2012, and we took the following actions, among other things:

- Evaluated the current composition of the Board, and considered desired skill sets, qualities and experience for potential future Board members, as well as potential candidates;
- Evaluated the composition of, and recommended assignments for, the committees of the Board;
- Considered and recommended to the Board the submission to stockholders of the director nominees described in the company's 2012 Proxy Statement;

- Oversaw the evaluation of the company's senior management team;
- Managed the annual Board self-assessment process; and
- Reviewed and recommended updates to the company's Corporate Governance Guidelines and Nominations and Corporate Governance Committee Charter.

Who prepared this report?

Members of the Nominations and Corporate Governance Committee, namely Michael R. Lynch, Adrian D.P. Bellamy, Anthony A. Greener and Lorraine Twohill, prepared this report.

Audit and Finance Committee Report

Who serves on the Audit and Finance Committee?

During fiscal 2012, the Audit and Finance Committee consisted of Adrian T. Dillon, Michael R. Lynch, until April 20, 2012, Ted W. Hall and after April 20, 2012, Mary Ann Casati. The Board has determined that Mr. Dillon, who served as Chairman of the Audit and Finance Committee during fiscal 2012, is a "financial expert" under the SEC rules. The Board has determined that each member of the Audit and Finance Committee is independent under the NYSE rules, as currently in effect, and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Board has also determined that each Audit and Finance Committee member is "financially literate," as described in the NYSE rules.

What is the role of the Audit and Finance Committee?

Our role is detailed in the Audit and Finance Committee Charter, which was amended and restated by the Board on November 9, 2011. The Audit and Finance Committee Charter is available on the company's website at www.williams-sonomainc.com and is also available in print to any stockholder who requests it. Specifically, we:

- Oversee the integrity of the company's financial statements; the qualifications, independence, performance, retention and compensation of the company's independent registered public accounting firm; the performance of the company's internal audit function; and compliance by the company with legal and regulatory requirements;
- Prepare the report that the SEC rules require to be included in the company's annual proxy statement;
- Oversee the financial impact of selected strategic initiatives of the company and review selected financing, dividend and stock repurchase policies and plans; and
- Oversee the company's major financial risk exposures and review with management such exposures and the steps management has taken to monitor and control such exposures.

How do we meet our responsibilities?

We perform the following functions:

- Monitor the integrity of the company's financial reports, earnings, sales and guidance press releases, and other company financial information;
- Appoint and/or replace the independent registered public accounting firm, pre-approve all audit and non-audit services of the independent registered public accounting firm, and assess its qualifications and independence;
- Review the performance of the company's internal audit function, the company's auditing, accounting and financial reporting procedures, and the company's independent registered public accounting firm;
- Monitor the company's compliance with legal and regulatory requirements;
- Monitor the company's system of internal controls and internal control over financial reporting;
- Retain independent legal, accounting or other advisors when necessary and appropriate;

- Review the financial impact on the company of selected strategic initiatives and selected financing plans, and develop and recommend policies related to dividend and stock repurchase programs; and
- Review with management the company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the company's risk assessment and risk management policies.

How did we perform our responsibilities in fiscal 2012?

The Audit and Finance Committee held a total of 11 meetings during fiscal 2012, and we took the following actions, among other things:

- Reviewed and discussed the company's audited financial statements for fiscal 2011 and unaudited quarterly condensed consolidated financial statements for fiscal 2012 with management and Deloitte & Touche LLP, or Deloitte;
- Reviewed, discussed with management and approved the company's periodic filings on Forms 10-K and 10-Q;
- Reviewed, discussed with management and approved all company earnings, sales and guidance press releases;
- Reviewed and discussed the company's internal control over financial reporting with management and Deloitte;
- Reviewed and discussed with the company's internal audit department the company's internal audit plans, the significant internal audit reports issued to management and management's responses;
- Met with Deloitte, with and without management present, to discuss the overall quality of the internal and external audit process and the financial reporting process; and
- Discussed with Deloitte its independence from the company based on the following: (i) our confirmation that no member of Deloitte's current or former audit team is or has been employed by the company in a financial reporting oversight role; (ii) our review of audit and non-audit fees; and (iii) the written communications from Deloitte as required by PCAOB requirements.


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What other matters did we discuss with Deloitte?

During fiscal 2012, we discussed the following other matters, among other things, with Deloitte:

- Deloitte's responsibilities in connection with the audit of the company's financial statements and matters relating to Deloitte's independence;
- Deloitte's annual letter describing its internal quality control procedures;
- The company's internal control over financial reporting;
- Any significant issues arising during the audit and any other matters relating to the conduct of the audit of the company's financial statements; and
- Matters required to be discussed pursuant to relevant PCAOB and SEC requirements, including the quality of the company's accounting principles, the soundness of significant judgments and the clarity of disclosures in the company's financial statements.

Did we review the fees billed by Deloitte for fiscal 2012?

Yes. We reviewed and discussed the fees billed by Deloitte for services in fiscal 2012, which are described in detail below. We determined that the provision of non-audit services was compatible with Deloitte's independence.

Did we review the company's audited financial statements for fiscal 2012?

Yes. We reviewed and discussed the company's audited financial statements for fiscal 2012 with management and Deloitte, and based on this review, we recommended to the Board that the company's audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2012 for filing with the SEC.

Who prepared this report?

Members of the Audit and Finance Committee, Adrian T. Dillon, Mary Ann Casati and Michael R. Lynch, prepared this report.

*The Audit and Finance Committee hereby reports as follows:**

(1) The Audit and Finance Committee has reviewed and discussed the company's audited financial statements with management and Deloitte;

(2) The Audit and Finance Committee has discussed with Deloitte the matters required by AICPA, *Professional Standards*, Vo. 1. AU section 380, as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T;

(3) The Audit and Finance Committee has received the written disclosures and the letter from Deloitte required by the applicable requirements of the PCAOB regarding Deloitte's communications with the Audit and Finance Committee concerning independence and has discussed with Deloitte its independence; and

Based on the review and discussions referred to in items (1) through (3) above, the Audit and Finance Committee recommended to the Board that the audited financial statements be included in the company's Annual Report on Form 10-K for fiscal 2012 for filing with the SEC.

AUDIT AND FINANCE COMMITTEE OF THE BOARD OF DIRECTORS

Adrian T. Dillon
Mary Ann Casati
Michael R. Lynch

INDEPENDENT AUDITOR'S FEES AND SERVICES

During fiscal 2012 and 2011, Deloitte did not perform any prohibited non-audit services for us.

Audit Fees

Deloitte billed approximately $1,562,000 for fiscal 2012 and $1,420,000 for fiscal 2011 for professional services to (i) audit our consolidated financial statements and perform an assessment of the effectiveness of our internal control over financial reporting included in our Annual Report on Form 10-K, (ii) review our condensed consolidated financial statements included in our quarterly reports on Form 10-Q, (iii) audit our 401(k) plan, (iv) audit our statutory reports for our global entities, and (v) review our Forms S-8.

Audit-Related Fees

Deloitte billed approximately $0 for fiscal 2012 and $37,000 for fiscal 2011 for audit-related services related to acquisition due diligence.

Tax Fees

Deloitte billed a total of approximately $223,000 for fiscal 2012 and $117,000 for fiscal 2011 for tax services. Tax services included approximately: (i) $96,000 for fiscal 2012 and $67,000 for fiscal 2011 for tax compliance services, which included consultation for the preparation of our federal, state and local tax returns; and (ii) $127,000 for fiscal 2012 and $50,000 for fiscal 2011 for tax consulting services.

All Other Fees

Deloitte billed a total of approximately $24,000 for fiscal 2012 and $35,000 for fiscal 2011 for all other fees. All other fees consisted primarily of sustainability consulting fees and license fees related to the use of Deloitte's on-line accounting research tool.

What is our policy regarding pre-approval of audit and non-audit services performed by Deloitte?

All services performed by Deloitte, whether audit or non-audit services, must be pre-approved by us or a designated member of the Audit and Finance Committee, whose decisions must be reported to us at our next meeting. Pre-approval must be obtained before Deloitte performs the services but cannot be obtained more than one year before performance begins. Approval can be for general classes of permitted services such as annual audit services or tax consulting services. The permitted services, the dates of the engagement and the estimated fees for such services, must be approved by the Audit and Finance Committee in accordance with these procedures before performance begins.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

Our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, both of which apply to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are available on our website at www.williams-sonomainc.com. Copies of our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are also available upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109. To date, there have been no waivers that apply to our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions under our Code of Business Conduct and Ethics. We intend to disclose any amendment to, or waivers of, the provisions of our Code of Business Conduct and Ethics that affect our Chief Executive Officer, Chief Financial Officer, Controller or persons performing similar functions by posting such information on our website at www.williams-sonomainc.com.

CERTIFICATIONS

The certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, was submitted to the NYSE on June 21, 2012. The certifications of our Chief Executive Officer and Chief Financial Officer required by the SEC in connection with our Annual Report on Form 10-K for the year ended February 3, 2013 were submitted to the SEC on April 4, 2013 with our Annual Report on Form 10-K.


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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have in place policies in our Code of Business Conduct and Ethics that provide that associates must not engage in any transaction when an associate may face a real or perceived conflict of interest with the company. Our Code of Business Conduct and Ethics is distributed to all employees on an annual basis and made available throughout the year in our internal document database. It is also available on our website and in print to any stockholder who requests it. In addition, we have in place policies and procedures with respect to related person transactions that provide that our executive officers, directors, director nominees and principal stockholders, as well as their immediate family members and affiliates, are not permitted to enter into a related party transaction with us unless (i) the transaction is approved or ratified by our Audit and Finance Committee or the disinterested members of our Board or (ii) the transaction involves the service of one of our executive officers or directors or any related compensation, is reportable under Item 402 of Regulation S-K and is approved by our Compensation Committee.

For the purposes of our related party transaction policy, "related party transaction" means any transaction in which the amount involved exceeds $120,000 in any calendar year and in which any of our executive officers, directors, director nominees and principal stockholders, as well as their immediate family members and affiliates, had, has or will have a direct or indirect material interest, other than transactions available to all of our employees.

It is our policy to approve related party transactions only when it has been determined that such transaction is in, or is not inconsistent with, our best interests and those of our stockholders, including situations where we may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

Memphis-Based Distribution Facilities

Our Memphis-based distribution facilities include an operating lease entered into in July 1983 for a distribution facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 1") comprised of the estate of W. Howard Lester ("Mr. Lester"), our former Chairman of the Board and Chief Executive Officer, and the estate of James A. McMahan ("Mr. McMahan"), a former Director Emeritus and significant stockholder. Partnership 1 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The terms of the lease automatically renewed until the bonds that financed the construction of the facility were fully repaid in December 2010, at which time we continued to rent the facility on a month-to-month basis. In October 2011, we entered into an agreement with Partnership 1 to lease the facilities through June 2013. We made annual rental payments in fiscal 2012, 2011 and 2010 of approximately $618,000, plus interest on the bonds.

Our other Memphis-based distribution facility includes an operating lease entered into in August 1990 for another distribution facility that is adjoined to the Partnership 1 facility in Memphis, Tennessee. The lessor is a general partnership ("Partnership 2") comprised of the estate of Mr. Lester, the estate of Mr. McMahan and two unrelated parties. Partnership 2 does not have operations separate from the leasing of this distribution facility and does not have lease agreements with any unrelated third parties. The term of the lease automatically renews on an annual basis until the bonds that financed the construction of the facility are fully repaid in August 2015. As of February 3, 2013, $5,388,000 was outstanding under the Partnership 2 bonds. We made annual rental payments of approximately $2,473,000, $2,516,000 and $2,567,000 plus applicable taxes, insurance and maintenance expenses in fiscal 2012, fiscal 2011 and fiscal 2010, respectively.

As of February 3, 2013, Partnership 2 qualifies as a variable interest entity and is consolidated by us due to its related party relationship and our obligation to renew the lease until the bonds are fully repaid. As such, as of February 3, 2013, our consolidated balance sheet includes $11,535,000 in assets (primarily buildings), $5,388,000 in debt and $6,147,000 in other long-term liabilities related to the consolidation of the Partnership 2 distribution facility.

Indemnification Agreements

We have indemnification agreements with our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including coverage of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and holders of more than 10% of our common stock to file reports regarding their ownership and changes in ownership of our stock with the SEC. Based upon (i) copies of Section 16(a) reports that we received from such persons for their fiscal 2012 transactions and (ii) information provided to us by them, we believe that all reporting requirements under Section 16(a) were met in a timely manner by the persons who were executive officers, members of the Board of Directors or greater than 10% stockholders during such fiscal year.


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SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

This table sets forth information regarding the ownership of our common stock as of April 1, 2013 by:

- each person known to us to own more than 5% of our outstanding common stock;
- each director nominee;
- the named executive officers; and
- all current executive officers and directors as a group.

Unless otherwise noted, the persons listed below have sole voting and investment power. In addition, unless otherwise noted, the address of each stockholder noted in the following table is c/o Williams-Sonoma, Inc., 3250 Van Ness Avenue, San Francisco, California 94109. Information regarding our non-management 5% stockholders is derived from the most recently available 13G filings.

		Amount and Nature of Beneficial Ownership			
Name and Address of Beneficial Owner	**Position with Company**	**Common Stock**	**Awards Exercisable or Vesting within 60 Days(1)**	**Total**	**Percent of Class(2)**
JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017	—	6,768,626(3)	—	6,768,626(3)	6.9%
Aristotle Capital Management 11100 Santa Monica Blvd, Suite 1700 Los Angeles, CA 90025	—	6,566,855(4)	—	6,566,855(4)	6.7%
Survivor's Trust created under the McMahan Family Trust dtd 1/25/84 2 Oakmont Drive Los Angeles, CA 90049	—	5,429,366(5)	—	5,429,366(5)	5.6%
Patrick J. Connolly	Director and Executive Vice President, Chief Marketing Officer	816,664(6)	335,805	1,152,469	1.2%
Laura J. Alber	Director, Chief Executive Officer and President	131,025(7)	426,598	557,623	*
Julie P. Whalen	Executive Vice President and Chief Financial Officer	4,748(8)	5,755	10,503	*
Richard Harvey	Former President, Williams-Sonoma Brand	21,737(9)	31,075	52,812	*
Sandra N. Stangl	President, Pottery Barn Brands	19,092(10)	34,527	53,619	*
Sharon L. McCollam	Former Director and Executive Vice President, Chief Operating and Chief Financial Officer	24,082(11)	—	24,082	*

Name and Address of Beneficial Owner	Position with Company	Amount and Nature of Beneficial Ownership: Common Stock	Awards Exercisable or Vesting within 60 Days(1)	Total	Percent of Class(2)
Adrian D.P. Bellamy	Director	20,972	7,244	28,216	*
Rose Marie Bravo	Director	2,618	2,627	5,245	*
Mary Ann Casati	Director	2,630	2,627	5,257	*
Adrian T. Dillon	Director	53,662(12)	40,102	93,764	*
Anthony A. Greener	Director	30,462	9,377	39,839	*
Ted W. Hall	Director	12,377	9,377	21,754	*
Michael R. Lynch	Director	28,323	23,112	51,435	*
Lorraine Twohill	Director	2,630	2,627	5,257	*
All current executive officers and directors as a group (15 persons) . . .	—	1,149,971(13)	998,810	2,148,781	2.2%

* Less than 1%.

(1) Reflects stock options that are or will become exercisable, stock-settled stock appreciation rights that are or will become settleable and restricted stock units vesting within 60 days of April 1, 2013 (prior to withholding of any such shares to satisfy applicable statutory withholding requirements).

(2) Assumes exercise, settlement or vesting of awards included in footnote (1) into shares of our common stock with respect to the named individual. Based on 97,696,301 shares outstanding as of April 1, 2013.

(3) The information above and in this footnote is based on information taken from the Schedule 13G filed by JPMorgan Chase & Co. filed on behalf of itself and its wholly owned subsidiaries JPMorgan Chase Bank, National Association, J.P. Morgan Investment Management, Inc., JPMorgan Asset Management (UK) Ltd. And J.P. Morgan Trust Company of Delaware. JPMorgan Chase & Co. is the beneficial owner of 6,768,626 shares of our common stock on behalf of other persons known to have the right to receive dividends for such stock, the power to direct the receipt of dividends from such securities, the right to receive the proceeds from the sale of such securities and/or the right to direct the receipt of proceeds from the sale of such securities, and has the sole power to vote or direct the vote of 6,544,545 shares, the shared power to vote or direct the vote of 193,556, the sole power to dispose or to direct the disposition of 6,568,039 shares and the shared power to dispose or to direct the disposition of 200,587 shares.


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(4) The information above is based on information taken from the Schedule 13G of Aristotle Capital Management, LLC filed with the Securities and Exchange Commission on February 14, 2013.

(5) The information above is based on information taken from the Schedule 13G of Survivor's Trust created under the McMahan Family Trust dtd 1/25/84 (formerly known as McMahan Family Trust dtd 12/7/06) filed with the Securities and Exchange Commission on February 14, 2013.

(6) Includes 36,562 shares held by Mr. Connolly in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 1, 2013. The number of shares listed in the table also includes 225,000 shares that are owned by Fanshell Investors LLC. Mr. Connolly is a managing member of Fanshell Investors LLC, and has shared voting and dispositive power over the shares.

(7) Includes 12,797 shares held by Ms. Alber in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 1, 2013.

(8) Includes 899 shares held by Ms. Whalen in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 1, 2013.

(9) Includes 21,737 shares held by Mr. Harvey in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 1, 2013.

(10) Includes 5,196 shares held by Ms. Stangl in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 1, 2013.

(11) The information above is based on information taken from the Form 4 of Ms. McCollam filed with the Securities and Exchange Commission on March 15, 2012. The number of shares listed in the table also includes 9,082 shares held by Ms. McCollam in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on a statement dated April 1, 2013.

(12) Includes 2,300 shares owned by Mr. Dillon's children. The number of shares listed in the table also includes 51,362 shares that are owned by the Dillon Family Trust, of which Mr. Dillon is the trustee.

(13) Includes 77,372 shares held by the executive officers in the Williams-Sonoma, Inc. Stock Fund under our 401(k) plan, based on statements dated April 1, 2013.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities authorized for issuance under our equity compensation plans as of February 3, 2013.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders(1)(2)	5,724,790	$29.19	7,563,315
Equity compensation plans not approved by security holders(3)	4,350	$37.11	—
Total	5,729,140	$29.20	7,563,315

(1) This reflects our 1993 Stock Option Plan and 2001 Long-Term Incentive Plan and includes stock options and stock appreciation rights, as well as 2,772,426 outstanding restricted stock units granted pursuant to the 2001 Long-Term Incentive Plan.

(2) The weighted average exercise price calculation does not take into account any restricted stock units as they have no purchase price.

(3) This reflects our 2000 Nonqualified Stock Option Plan, or the 2000 Plan, and includes only stock options. We ceased making awards under the 2000 Plan in May 2005, and no future awards will be granted from the 2000 Plan. In July 2000, our Compensation Committee approved the 2000 Plan. The 2000 Plan provides for the grant of nonqualified stock options to employees who are not officers or members of our Board, and persons who have accepted employment and actually become employees within 120 days of such acceptance. The plan administrator determines when options granted under the 2000 Plan may be exercised, except that no options may be exercised less than six months after grant, except in the case of the death or disability of the optionee. Options granted under the 2000 Plan have an exercise price equal to 100% of the fair market value of the shares underlying the option on the date of grant. The 2000 Plan permits options to be exercised with cash, check, certain other shares of our common stock, consideration received by us under "cashless exercise" programs or, if permitted by the plan administrator, promissory notes. In the event that we dissolve, liquidate, reorganize, merge or consolidate with one or more corporations as a result of which we are not the surviving corporation, or we sell substantially all of our assets or more than 80% of our then-outstanding stock, the 2000 Plan provides that the plan administrator will provide for one or more of the following: (i) each outstanding option will fully vest and become exercisable; (ii) the successor will assume or substitute for the options; (iii) the 2000 Plan will continue; or (iv) each outstanding option will be exchanged for a payment in cash or shares equal to the excess of the fair market value of our common stock over the exercise price.


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STOCKHOLDER PROPOSALS

How can stockholders submit a proposal for inclusion in our Proxy Statement for the 2014 Annual Meeting?

To be included in our Proxy Statement for the 2014 Annual Meeting of Stockholders, stockholder proposals must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934 and be received by our Secretary at our principal executive offices no later than December 11, 2013.

How can stockholders submit proposals to be raised at the 2014 Annual Meeting that will not be included in our Proxy Statement for the 2014 Annual Meeting?

To be raised at the 2014 Annual Meeting, stockholder proposals must comply with our Restated Bylaws. Under our Restated Bylaws a stockholder must give advance notice to our Secretary of any business, including nominations of directors for our Board, that the stockholder wishes to raise at our Annual Meeting. To be timely under our Restated Bylaws, the notice must be received by our Secretary not less than 90 days or more than 120 days prior to May 30, 2014, the anniversary of our 2013 Annual Meeting. Therefore, stockholder proposals must be received by our Secretary at our principal executive offices between January 30, 2014 and March 1, 2014 in order to be raised at our 2014 Annual Meeting.

What if the date of the 2014 Annual Meeting is advanced or delayed by a certain period of time after the anniversary of this year's Annual Meeting?

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the date of the 2014 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, to be included in our Proxy Statement, stockholder proposals must be received by us within a reasonable time before our solicitation is made.

Under our Restated Bylaws, if the date of the 2014 Annual Meeting changes by more than 30 days from the anniversary of this year's Annual Meeting, stockholder proposals to be brought before the 2014 Annual Meeting must be delivered not later than the 90th day prior to the 2014 Annual Meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

Does a stockholder proposal require specific information?

With respect to a stockholder's nomination of a candidate for our Board, the stockholder notice to the Secretary must contain certain information as set forth in our Restated Bylaws and our Nominations and Corporate Governance Committee Report about both the nominee and the stockholder making the nomination. With respect to any other business that the stockholder proposes, the stockholder notice must contain a brief description of such business and the reasons for conducting such business at the meeting, as well as certain other information as set forth in our Restated Bylaws.

What happens if we receive a stockholder proposal that is not in compliance with the time frames described above?

If we receive notice of a matter to come before the 2014 Annual Meeting that is not in accordance with the deadlines described above, we will use our discretion in determining whether or not to bring such matter before the Annual Meeting. If such matter is brought before the Annual Meeting, then our proxy card for such meeting will confer upon our proxy holders discretionary authority to vote on such matter.

Where should stockholder proposals be sent?

Stockholder proposals should be sent to: Williams-Sonoma, Inc., Attention: Corporate Secretary, 3250 Van Ness Avenue, San Francisco, California 94109.

AVAILABILITY OF PROXY STATEMENT AND ANNUAL REPORT ON FORM 10-K

Pursuant to SEC rules, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. Copies of this Proxy Statement and our Annual Report on Form 10-K, including the financial statements for fiscal 2012 as filed with the SEC, are available at our website at www.williams-sonomainc.com/investors/annual-reports.html and upon written request and without charge to any stockholder by writing to: Williams-Sonoma, Inc., Attention: Annual Report Administrator, 3250 Van Ness Avenue, San Francisco, California 94109.

San Francisco, California
April 10, 2013


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Directors and Executive Officers

Adrian D. P. Bellamy
Chairman of the Board of Directors

Laura J. Alber
Director, President and Chief Executive Officer

Rose Marie Bravo CBE
Director

Mary Ann Casati
Director

Patrick J. Connolly
Director and Executive Vice President, Chief Marketing Officer

Adrian T. Dillon
Director

Anthony A. Greener
Director

Ted W. Hall
Director

Michael R. Lynch
Director

Lorraine Twohill
Director

Janet Hayes
President, Williams-Sonoma Brand

David R. King
Senior Vice President, General Counsel and Secretary

Sandra N. Stangl
President, Pottery Barn Brands

Julie P. Whalen
Executive Vice President, Chief Financial Officer and Treasurer

Director Emeritus

Charles E. Williams
Founder and Director Emeritus

Corporate Information

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Stock Exchange Listing
New York Stock Exchange
Symbol: WSM

Corporate Website
www.williams-sonomainc.com

Stockholder/Investor Information
www.williams-sonomainc.com/investors

Annual Meeting
The annual meeting of stockholders of Williams-Sonoma, Inc. will be held Thursday, May 30, 2013, starting at 9:00 a.m. Pacific Time at Williams-Sonoma, Inc. 3250 Van Ness Avenue San Francisco, CA 94109

Transfer Agent
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, MN 55164
Telephone: 800-468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105

Outside Corporate Counsel
Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304

Trademarks
Williams-Sonoma, Pottery Barn, pottery barn kids, west elm, PBteen, Williams-Sonoma Home, Rejuvenation and Mark and Graham are trademarks of Williams-Sonoma, Inc.


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